Wyeth


04011692

Annual Report 2003

Growth and Innovation . . .

In the Marketplace





In the Laboratory

Wyeth at a Glance

Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products vaccines and non-prescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

Financial Highlights

Year Ended December 31, (In thousands except per share amounts)	2003	2002
Net Revenue	$15,850,632	$14,584,035
Net Income before Certain Significant Items*	3,258,937	2,962,581
Diluted Earnings per Share before Certain Significant Items*	2.44	2.22
Net Income	2,051,192	4,447,205
Diluted Earnings per Share	1.54	3.33
Dividends per Common Share	0.92	0.92
Total Assets	31,031,922	26,042,592
Stockholders' Equity	9,294,381	8,155,912

** For identification of each certain significant item occurring in 2003 and 2002, refer to "2003, 2002 and 2001 Significant Items" on page 63 within Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Contents

On the Cover

Ajene White and her daughter Anysa, a *Prevnar* patient, are among the millions of people worldwide who benefit from Wyeth's innovative products. David A. Roth, M.D., is the Therapeutic Area Director for Hemophilia Clinical Research and Development in Cambridge, Massachusetts. He is one of the 6,000 Wyeth scientists and technicians who work to bring new, innovative products to the market.

Message to Stockholders



Robert Essner, Chairman, President and Chief Executive Officer

At Wyeth, our vision is to be the world's best pharmaceutical company. That's an ambitious goal, and, in 2003, we made steady progress toward making this vision a reality. Through strong execution and a focus on opportunity through innovation, we achieved record sales and enhanced our potential for future growth.

Being the best means delivering solid growth for the products that serve our patients and customers. This year, global net revenue reached an all-time high, and four of our pharmaceutical products – *Effexor*, *Enbrel*, *Premarin* and *Protonix* – each exceeded $1 billion in annual sales. At the same time, our consumer and animal health care businesses grew at double-digit rates.

Being the best means producing first-in-class and best-in-class therapies that address significant unmet medical needs around the world. In 2003, we moved 12 novel compounds from the laboratory into the clinic. We also initiated late-stage clinical trials for three therapies that have the potential to be first in their class.

Being the best means having values that endure and living those values every day. In 2003, we relied on the values that are Wyeth's foundation: quality, integrity, respect for people, leadership and collaboration.

We recognize that diet drug litigation remains a significant issue for our Company. We will continue to press for the appropriate handling of valid claims within the national settlement while rooting out any fraud and abuse.

We have responded on many fronts to support our *Premarin* franchise. Our education efforts are helping to inform physicians and patients about the appropriate role of hormonal therapy, and the new, low-dose products we introduced in 2003 have offered new treatment options.

We're proud of our accomplishments in 2003. Our core products grew strongly, our people performed exceptionally and we invested heavily in research to ensure an enduring future.

Results of Operations

Wyeth's worldwide net revenue in 2003 grew 9 percent to nearly $15.9 billion. Net income and diluted earnings per share increased 10 percent to $3.3 billion and $2.44, respectively, before certain significant items in both 2002 and 2003. After taking these items, which are described below, into account, net income and diluted earnings per share decreased to $2.1 billion and $1.54, respectively, compared with $4.4 billion and $3.33, respectively, in the prior year.

In 2003, Wyeth recorded an after-tax charge of $1.3 billion to increase the reserve for diet drug litigation. The 2002 results included an after-tax charge of $910 million related to this litigation. In the first quarter of 2003, Wyeth recorded an after-tax gain of $559 million related to sales of the balance of our shares of Amgen Inc. that we received as a result of Amgen's acquisition of Immunex Corporation in 2002. Wyeth's 2002 financial results included after-tax gains of $2.6 billion related to sales of Amgen shares.



PREMPRO
PREMARIN 0.45

In the fourth quarter of 2003, Wyeth recorded an after-tax special charge of $466 million to cover manufacturing restructurings, asset impairments and costs related to the early extinguishment of debt. In 2002, Wyeth recorded an after-tax special charge of $234 million for restructuring and for other expenses related to cost-reduction programs.

Wyeth Pharmaceuticals

We're fortunate at Wyeth. While other companies in the pharmaceutical industry are experiencing significant losses in sales and income from products at the end of their patent lives, most of our key products continue to enjoy patent protection. Among the major pharmaceutical companies, we have one of the lowest exposures to near-term patent expirations and generic competition.

As a result, our core global brands continue to fuel our growth, ensure our stability and provide important resources for investing in our future. In 2003, nearly all of them performed strongly. We expanded the reach of these products, overcame several production issues and succeeded in growing global net revenue for Wyeth Pharmaceuticals by 8 percent in 2003, exceeding $12.6 billion.



SAMPLE PACK
VENLAFAXINE HCl
EFFEXOR XR
PROTONIX
40 mg

Effexor, Wyeth's novel antidepressant, achieved worldwide sales of $2.7 billion, an increase of 31 percent over 2002. *Protonix*, our proton pump inhibitor for the treatment of gastroesophageal reflux disease, increased sales by 39 percent to reach nearly $1.5 billion. *Enbrel*, the breakthrough biopharmaceutical for rheumatoid arthritis that Wyeth co-promotes in North America with Amgen and for which Wyeth has exclusive international rights, reached nearly $1.6 billion in sales. This represented a 70 percent increase compared with 2002, when supply constraints limited the availability of *Enbrel* to patients.



SYNVISC
HYLAN G-F 20

Prevnar, our innovative vaccine for invasive pneumococcal disease, reached $946 million in sales, the largest annual volume ever recorded for a vaccine in the history of the pharmaceutical industry. Enhanced production capabilities led to this 46 percent increase, following a year in which sales decreased because of short-term manufacturing issues.

Other highlights for Wyeth Pharmaceuticals:

- *Zosyn* (sold outside the United States as *Tazocin*), a broad-spectrum antibiotic used in more than 100 countries to treat serious hospital-acquired infections, increased sales by 57 percent to $639 million.
- *Altace*, an anti-hypertensive that Wyeth co-promotes in the United States with King Pharmaceuticals, Inc., delivered more than $200 million in alliance revenue.
- The CYPHER coronary stent generated $112 million in alliance revenue. This stent, made by a subsidiary of Johnson & Johnson, is coated with sirolimus, the active ingredient in Wyeth's novel immunosuppressant, *Rapamune*. The device has been used to treat nearly 500,000 patients in more than 80 countries.

The *Premarin* family of hormone therapy products recorded sales of $1.3 billion, a decline from 2002. Also, the performance of *FluMist* was disappointing. Together with our partner MedImmune, Inc., we are re-evaluating the future strategy for this product.

Wyeth Research

At Wyeth, we pride ourselves on many things. High on that list is our ability to discover, develop, manufacture and market medicines across three major areas: small molecules, the traditional source for most medicines today; biopharmaceuticals, the products of genetic engineering that will



Influenza Virus Vaccine
Live, Intranasal
ZOSYN
Meningitec

give us the next wave of innovative therapies; and vaccines, which have become a subject of greater interest and growing need in the past several years.

Maintaining this diverse infrastructure requires a significant financial commitment. In 2003, Wyeth invested nearly $2.1 billion in research and development. These expenditures are critical and necessary for our future. They provide important tools to discover tomorrow's breakthroughs sooner and bring them to market faster. These investments are bearing fruit. Our pipeline is among the strongest in the industry, our productivity in R&D keeps improving, and our strategy of developing first-in-class and best-in-class medicines is expected to produce important therapies around the globe.



Rapamune
Rapamune
ALTACE

In the past two years, 36 new compounds have entered clinical development. Of these, nearly a third have advanced to Phase 2 clinical trials. And, in 2003, we filed 14 applications to begin clinical trials on therapies for Alzheimer's disease, cancer, hepatitis C, neuropathic pain, thrombosis and other conditions.



Coagulation Factor IX
(Recombinant)
BeneFix

Wyeth Consumer Healthcare

One of Wyeth's great assets is our global consumer health care business, which provides balance and diversity to our Company and important products to our customers. In 2003, Wyeth Consumer Healthcare (WCH) exhibited strong growth, delivering a sales increase of 11 percent to $2.4 billion.

Alavert, the first over-the-counter (OTC) competitor to Claritin®, was a significant contributor to that growth. In its first full year, *Alavert* captured 13 percent of the OTC market for non-sedating antihistamines, achieving sales of $82 million. In addition, the *Advil* family of ibuprofen-based products continued to grow steadily. The brand achieved global sales of $586 million in 2003, fueled by *Advil Liqui-Gels*, which grew 35 percent, and by *Advil* Allergy Sinus, which expanded the brand into the allergy segment of the OTC market.



ALAVERT
D-12
HOUR
Non-Drowsy Allergy Relief
Advil
LIQUI-GELS
Liquid Filled Capsules

WCH's sales outside the United States grew by 22 percent in 2003, led by strong international sales of *Advil* and of the division's two major nutritional supplement brands, *Centrum* and *Caltrate*. Worldwide, WCH ranked first in the nutritional supplement category, with sales exceeding $902 million in 2003. The *Centrum* family continued as the leading global brand in this category, with 2003 sales of approximately $546 million.

Accelerating this pace of growth in the highly competitive OTC market requires expanding our portfolio. In addition to developing new proprietary products, we are increasing our international presence, creating novel product line extensions of leading brands such as the recently launched *Robitussin CoughGels*, and pursuing new Rx-to-OTC switch opportunities.

Fort Dodge Animal Health

Fort Dodge Animal Health has become an important contributor to Wyeth's growth. In 2003, Fort Dodge increased its sales by 21 percent to $793 million, reversing two years of declines caused by weakness in the global animal health care market.

Fort Dodge is the number one veterinary vaccine manufacturer in the world. The division's sales of vaccines and other biological products exceeded $400 million in 2003.

It also is a major manufacturer of animal parasiticides, such as its innovative *ProHeart* products for the prevention of canine heartworm disease.



Included among Fort Dodge's key achievements during the year was the growth of its novel *West Nile-Innovator* vaccine, a first-in-class vaccine to aid in the prevention of West Nile disease in horses. The vaccine now has become Fort Dodge's largest selling product, with 2003 revenue increasing by 25 percent to $64 million. Continued strong growth is expected with the 2004 launch of extensions to the *West Nile-Innovator* product line that include protection against other deadly equine diseases.

Inside Wyeth

A number of changes took place at Wyeth this year. We made the Company a better place for our employees, welcomed new colleagues and said goodbye to others.

On October 17, 2003, Wyeth Pharmaceuticals officially opened its new global headquarters in Collegeville, Pennsylvania. The move to Collegeville allows Wyeth Pharmaceuticals to have key research and business functions in one location. This will facilitate communication and increase productivity.

In January 2004, Wyeth announced the election of Robert Langer, Sc.D., to the Company's Board of Directors. This election increases the number of Board members from 10 to 11. Dr. Langer is the Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering at Massachusetts Institute of Technology, and he brings to our Board a wealth of experience in the medical and scientific fields.

In July 2003, Lawrence V. Stein was elected Senior Vice President and General Counsel. Mr. Stein succeeds Louis L. Hoynes, Jr., Executive Vice President and General Counsel, who retired after leading the Company's Law Department for more than 12 years. We deeply appreciate Mr. Hoynes' outstanding service and wise counsel. Additionally, Egon E. Berg retired as Vice President – Intellectual Property and Associate General Counsel in February 2004.

Douglas A. Dworkin joined Wyeth as Vice President and Deputy General Counsel effective January 2004. Also in January 2004, Gary L. Stiles, M.D., joined Wyeth Pharmaceuticals as Executive Vice President and Chief Medical Officer. In March 2004, Eileen M. Lach was elected Vice President of Wyeth in addition to her current positions as Corporate Secretary and Associate General Counsel.

Driving Growth and Innovation

Wyeth's performance in 2003 was strong and steady. We're proud of what we achieved in a challenging environment. Throughout the year, Wyeth clearly demonstrated that we have what it takes to succeed and to win.

2003 was a good year not just for the Company but also for senior citizens in the United States. The enactment of a Medicare prescription drug benefit is an important milestone for the future of our country. While the new law poses challenges for Wyeth and for the entire pharmaceutical industry, it delivers improved access to affordable medicines for America's seniors, which is a monumental achievement. The legislation also helps ensure that the pharmaceutical industry will retain its ability to fund research to produce the next generation of groundbreaking therapies.

Looking ahead, we believe Wyeth can continue to drive short-term growth with the core group of novel products we have introduced in recent years. As for the long term, our growth will depend on the depth and breadth of our research capabilities, on our pipeline of new products in various stages of development, and on improvements we have made for moving those products through the pipeline faster and with a greater assurance of success.

In the future, we aim to bring two novel medicines to market every year. When we do that, we will have accomplished a great deal, not only for our stockholders but also for our patients. These new drugs will target conditions that are not adequately addressed by current treatments. People who suffer from terrible diseases urgently require these therapies. We're going to do our best to provide them.

Our employees have been tested over the past several years, and they have shown they are capable of delivering remarkable achievements. In the months and years ahead, Wyeth will do even more, even better, for the people we serve and the people we help as we work to become the world's best pharmaceutical company.



Robert Essner,
Chairman, President and
Chief Executive Officer

March 4, 2004

Growth and Innovation ...
In the Marketplace



In 2003, Wyeth's growth in the marketplace was driven by the strong performance of *Effexor*, *Prevnar*, *Protonix* and *Enbrel*. During the year, these four products grew at a combined rate of 38 percent, and three exceeded $1 billion in annual sales.

These key products, which are profiled on the following pages, represent four different therapeutic areas and three pharmaceutical development platforms.

Effexor

Achieving and maintaining remission in major depressive disorders



Encouraging others to seek help

Effexor patient Cara Kahn of St. Louis, Missouri, openly discussed her experience with depression before millions of television viewers as a participant on MTV's "The Real World – Chicago" in 2002. Cara later joined a lecture tour called "Depression in College: Real World. Real Life. Real Issues." This tour visited 10 college cities to inform students about the symptoms of depression and encourage them to seek help.

Continued Expansion: Sales of *Effexor* grew by nearly 31 percent in 2003 to $2.7 billion. In addition to its initial approval for the treatment of depression, *Effexor* has been approved in numerous countries for the treatment of generalized anxiety disorder and social anxiety disorder.



ONCE-DAILY
VENLAFAXINE HCl
EFFEXOR XR
EXTENDED RELEASE CAPSULES
• 7 capsules (37.5 mg)
• 7 capsules (75 mg)
only
37.5 mg
venlafaxine
75 mg

Wyeth's antidepressant, *Effexor*, is the Company's largest selling product. In 2003, *Effexor* recorded global sales of approximately $2.7 billion, ranking it among the top 20 pharmaceutical products in the world. Although *Effexor* – a selective serotonin and norepinephrine reuptake inhibitor – has been on the market since 1994, it continues to grow strongly, with total sales increasing by nearly 31 percent in 2003. In 2004, global sales for the *Effexor* family are expected to exceed $3 billion.

In the United States, which accounts for about 75 percent of worldwide antidepressant sales, *Effexor* XR is among the fastest growing antidepressants on the market. In many international markets, *Effexor* XR is growing at a rate two-to-three times faster than that of the overall antidepressant market. *Effexor* XR is the most prescribed antidepressant in the United Kingdom, Brazil, Portugal, Greece, Ireland and Denmark. It is the second most prescribed antidepressant in Germany, Canada, Sweden, Australia, Poland, the Netherlands and Colombia.

Effexor affects the level of serotonin and norepinephrine in the brain. These two important neurochemical transmitters are thought to play a key role in depression and related conditions. Analyses of studies have shown that *Effexor* achieves and maintains remission of symptoms in depression, demonstrating a better response than major antidepressants that only affect serotonin. In addition, compared with other antidepressants, it has the longest average length of therapy and the lowest discontinuation rate.

Initially approved in the United States for the treatment of depression, *Effexor* XR subsequently received approval for the treatment of generalized anxiety disorder (GAD) and for the short-term treatment of social anxiety disorder (SAD). Similar approvals have been granted in many other countries around the world.

GAD, a condition that often coexists with depression, is characterized by constant, exaggerated and uncontrollable worry that lasts for at least six months and interferes with daily life. GAD is experienced by an estimated 8 million people in the United States each year.

Effexor XR is the only antidepressant on the U.S. market that is approved for the short- and long-term treatment of GAD. The product has been shown to be effective in improving and virtually eliminating the symptoms of both GAD and depression in many patients.

SAD, another common psychiatric disorder in the United States, affects more than 10 million people in any given year. People with SAD have an extreme, constant fear of everyday social situations that severely disrupts their day-to-day functioning. They may avoid social situations because of intense self-consciousness in public and unreasonable fear of embarrassment.

Wyeth continues to research additional indications for *Effexor* XR. Phase 3 clinical studies are under way for *Effexor* XR's use as a therapy for panic disorder, and a supplemental submission for the long-term treatment of SAD has been filed. Geographic expansion also is anticipated, including the expected launch of *Effexor* XR in Japan in 2008. ■

Enbrel

Helping rheumatoid arthritis patients lead more active lives



Living my life again

Tammy Raffie of Livonia, Michigan, began suffering the pain, swelling, joint stiffness and fatigue associated with rheumatoid arthritis while still in her early 20s. Tammy, a teacher, no longer could stand up in front of her classes to teach nor could she participate in strenuous activities. After she began taking *Enbrel,* her condition improved dramatically. In 2003, she ran three miles in the first-ever Hope Relay – a nationwide event celebrating the personal victories of rheumatoid arthritis patients.


etanercept
25 mg/vial

Accelerated Growth: Global sales for *Enbrel* totaled nearly $1.6 billion in 2003, a 70 percent increase over 2002. *Enbrel* reduces the pain, swelling, joint stiffness and fatigue caused by rheumatoid arthritis, psoriatic arthritis and ankylosing spondylitis.

Enbrel recorded strong sales in 2003, following a year in which manufacturing limitations constrained supply. Through expanded production capacity, *Enbrel* achieved global sales of nearly $1.6 billion for the year, an increase of 70 percent compared with 2002.

Enbrel treats moderate to severe rheumatoid arthritis (RA), a condition afflicting an estimated 6 million people worldwide and about 2 million in the United States. *Enbrel* is indicated for reducing the signs and symptoms of the disease, inhibiting the progression of structural damage in the joints of early stage RA patients and improving physical function in patients with moderately to severely active RA.

A recent study of RA patients who received the combination of *Enbrel* plus methotrexate, another drug used to treat RA, showed dramatic results. Thirty-seven percent of the patients in this study achieved clinical remission of their disease, 80 percent experienced no progression of joint damage and 51 percent reported significant improvement in functionality after one year of therapy. This degree of response is remarkably better than the response typically seen in this field.

Enbrel also is approved in the United States and Europe for the treatment of juvenile RA, psoriatic arthritis and ankylosing spondylitis, a type of arthritis of the spine. These diseases result when the body's immune system attacks its own healthy cells, causing inflammation in the lining and connective tissues of the joints. This leads to pain, swelling, stiffness and eventual joint damage. *Enbrel* helps to reduce the symptoms of these conditions and to stop further deterioration of the joints by blocking a type of protein called tumor necrosis factor, a key trigger for the chain of events leading to inflammation.

Regulatory approval was received in the United States during 2003 for a once-weekly dosing schedule. This new schedule will provide *Enbrel* patients with greater flexibility and dosing convenience. In addition, a regulatory application was submitted in the United States and in the European Union for the use of *Enbrel* in the treatment of moderate to severe chronic plaque psoriasis. Approval of this application in the United States is anticipated in 2004.

Psoriasis is an inflammatory disease affecting nearly 7 million people in the United States. It is characterized by chronic inflammation of the skin, which results in the formation of red, itchy skin plaques that can be painful and disfiguring. An estimated 1 million psoriasis patients in the United States are considered to have moderate to severe psoriasis.

With the anticipated addition of the psoriasis indication, *Enbrel* sales are expected to accelerate over the next few years. The introduction of *Enbrel* in Japan in 2004 also is expected to provide a substantial boost in sales performance. The completion of Wyeth's Grange Castle, Ireland, biopharmaceutical manufacturing facility, scheduled for full operation in 2005, is expected to provide substantial additional manufacturing capacity to meet the growing global demand for *Enbrel*.

Wyeth co-promotes *Enbrel* in North America with Amgen and has exclusive international rights to the product.

Protonix

Healing the damage of acid reflux



Providing rescue from reflux

Victor Madrigal of Laredo, Texas, began taking *Protonix* in 2003 after being diagnosed with erosive esophagitis. Victor had been suffering from severe heartbu[rn] during the day. At night, acid reflux interfered with his sleep. *Protonix* relieved these symptoms, allowing Victor to sleep through the night and resume eating his favorite foods.

Reflux Relief: Sales of *Protonix*, indicated for the treatment of gastroesophageal reflux disorder, grew 39 percent in 2003 to nearly $1.5 billion. The efficacy of *Protonix* for nighttime GERD, which prevents many patients from getting a good night's sleep, has played an important role in its rapid growth.


PROTONIX®
(Pantoprazole Sodium) 40-mg Delayed-Release Tablets
7 days of therapy in this sample
PROTONIX I.V.
Pantoprazole sodium for Injection
40 mg

Protonix, a proton pump inhibitor (PPI), is one of the fastest growing products in the highly competitive PPI market. In 2003, *Protonix* reached nearly $1.5 billion in sales – an increase of 39 percent over the previous year. Launched by Wyeth in 2000 under license from ALTANA AG, *Protonix* surpassed $1 billion in sales after just three years on the market. This strong performance is ranked among the 10 most successful pharmaceutical launches of all time.

Protonix is the only PPI available in both oral and intravenous formulations, a feature that has made it the leading PPI in the hospital market. In addition, *Protonix* has maintained a price advantage over other branded PPIs since its launch, giving the product a strong position in many managed care formularies. Although the launch of generic and over-the-counter versions of a competitive PPI in 2003 may impact the sales of branded prescription PPIs in the future, *Protonix* is expected to remain a growth product in 2004 and beyond.

Protonix works by blocking the production of stomach acid. It is indicated for the treatment and maintenance of healing of erosive esophagitis and associated symptoms of gastroesophageal reflux disease (GERD). GERD occurs when the muscle between the stomach and esophagus is weakened or is too relaxed. This allows stomach acid to move up into the esophagus, a condition called acid reflux. Over time, acid reflux can damage the lining of the esophagus and cause sores, a development called erosive esophagitis or erosive GERD. If left untreated, erosive GERD can cause significant tissue damage.

The persistent heartburn and acid reflux associated with GERD can be very uncomfortable, particularly at night. These symptoms may disrupt sleep and thus impair daytime alertness. The approved labeling for *Protonix* specifically describes its benefits for nighttime symptoms, and independent market research has shown that a majority of gastroenterologists prefer *Protonix* to treat nighttime GERD. Medical studies have demonstrated the benefits of *Protonix* for daytime relief as well.

In an eight-week clinical study among patients with erosive GERD, eight out of 10 people found that their nighttime heartburn disappeared and did not return as long as they continued taking *Protonix*. In that study, 93 percent of people with erosive esophagitis were healed completely after taking *Protonix* for eight weeks. Another study among healed erosive GERD patients demonstrated that a large majority of these patients maintained healing for a full year when they continued taking *Protonix*.

Protonix also has been approved in the United States for the treatment of pathological hypersecretory conditions, including Zollinger-Ellison syndrome. These conditions are characterized by an oversecretion of stomach acid and can cause severe esophagitis.

Prevnar

Preventing serious childhood illnesses



Providing peace of mind

Thanks to *Prevnar*, twins Anysa and Amaya of San Jose, California, shown here with their mother Ajene White, enjoy unprecedented protection against serious childhood illnesses. Studies have shown dramatic reductions in pneumococcal disease in both inoculated infants and their families since *Prevnar* was introduced in 2000.


FOR PEDIATRIC USE ONLY
Pneumococcal 7-valent Conjugate
(Diphtheria CRM197 Protein)
Prevnar®
5 X 0.5 mL Vials

Disease Prevention: Nearly 4 million infants each year are vaccinated with *Prevnar* for protection against invasive pneumococcal diseases such as bacteremia, septicemia, bacteremic pneumonia and meningitis. Studies have shown that infant vaccinations with *Prevnar* have reduced the occurrence of pneumococcal diseases in adults as well.

Prevnar, a novel 7-valent vaccine, targets diseases caused by *Streptococcus pneumoniae*, a major source of serious childhood illnesses such as bacteremia, septicemia, bacteremic pneumonia and meningitis.

Worldwide sales of *Prevnar* totaled $946 million in 2003, a 46 percent increase over 2002 and the highest sales volume ever recorded for a vaccine in one year. Increased manufacturing capacity allowed *Prevnar* sales to grow strongly in 2003, and Wyeth continues to make enhancements at every stage of the vaccine's production process to help *Prevnar* achieve its full commercial potential. *Prevnar* is expected to exceed $1 billion in sales in 2004.

Prevnar has been approved in 65 countries. It has attained widespread acceptance in several major markets, including France, Spain, Portugal and Canada. Continued strong growth in the international use of the vaccine is expected over the next few years.

Prevnar was launched by Wyeth in the United States in 2000 and is included in the U.S. Recommended Childhood Immunization Schedule published by the Centers for Disease Control and Prevention. Millions of infants and children have been vaccinated with *Prevnar*. It is estimated that vaccination coverage in the United States has exceeded 90 percent in the infant population.

Prior to the introduction of *Prevnar* in the United States, there were approximately 17,000 cases of invasive pneumococcal disease reported every year in children under the age of five.

Studies have shown that *Prevnar* has significantly reduced the incidence of invasive pneumococcal disease caused by the seven serotypes contained in the vaccine by as much as 95 percent in infants less than two years of age in the study populations. Recently updated surveillance data from Northern California Kaiser Permanente – a major U.S. health care provider – underscored the efficacy of *Prevnar*. The data showed that the incidence of invasive pneumococcal disease per 100,000 person-years in children under two years of age fell from a range of 51 to 98 in the pre-*Prevnar* years to zero in 2002 and 2003 after the vaccine gained widespread use.

Other studies have shown that the immunization of infants with *Prevnar* reduced the incidence of disease in unvaccinated populations. One such study from the Centers for Disease Control and Prevention was published in 2003. It reported that invasive pneumococcal disease rates decreased by 32 percent for those in the 20-to-39-year-old age group and by 18 percent among those 65 years of age and older in the year following the commercial launch of *Prevnar* in the United States.

Development is under way to increase the number of pneumococcal serotypes in the vaccine to include those that are more prevalent in the developing world. Invasive pneumococcal disease is a significant global health problem that kills an estimated 1.2 million people each year. In addition, Wyeth is conducting Phase 2 clinical trials to evaluate the potential for *Prevnar* to reduce the incidence of invasive pneumococcal disease in other at-risk populations. ■

Growth and Innovation ...
In the Laboratory



Wyeth's research programs develop innovative medicines across six major therapeutic areas:

- Oncology
- Musculoskeletal Therapies
- Neuroscience
- Women's Health Care
- Cardiovascular and Metabolic Diseases
- Vaccines and Infectious Diseases

Wyeth is one of the select few major pharmaceutical companies that discover, develop, manufacture and market products generated from three pharmaceutical development platforms:

- Small molecule drugs
- Biopharmaceuticals
- Vaccines

Improving Research Productivity

The pharmaceutical research programs at Wyeth are focused on creating first-in-class and best-in-class therapies that address significant unmet medical needs.

To sustain growth and innovation in the face of intense competition and high development costs, Wyeth is striving to become the most productive research and development (R&D) organization in the pharmaceutical industry. Over the last three years, a revised operating model, with new productivity objectives, was implemented to improve the efficiency of every phase of drug discovery and development. These objectives include: increasing the number of compounds moving from the laboratory into development each year; improving the success rate for new compounds progressing to human clinical trials; raising the number of compounds moving into Phase 3 trials; reducing the time needed to move potential products through each stage of development; and, in the near future, positioning ourselves to submit two New Drug Applications each year.

In 2003, Wyeth met its ambitious R&D productivity goals in virtually every category:

- Twelve new compounds moved into development, up from an annual average of three just a few years ago.
- Fourteen Investigational New Drug (IND) applications were filed with the U.S. Food and Drug Administration in 2003.
- Four major new Phase 3 programs were initiated in 2003, three of them on first-in-class therapies.

As a result of these improvements, during the past three years, Wyeth has moved 36 molecules from the laboratory into development. Wyeth now has a product pipeline that is among the strongest in the industry. This pipeline includes 18 candidate products in Phase 2 and Phase 3 clinical trials targeting Alzheimer's disease, breast cancer, colorectal cancer, depression, idiopathic pulmonary fibrosis, multiple sclerosis (MS) and other serious conditions. The essays on the following pages detail some of our exciting research. While all of the compounds being studied will not reach the market, they demonstrate the scope of Wyeth's research programs. More importantly, they hold the potential to address some of the world's most serious health issues. □



Darlene Deecher, Ph.D., was a key member of a team that developed process improvements to increase productivity in Wyeth's Discovery R&D programs. She researches innovative therapies for menopausal symptoms at Wyeth's Women's Health Research Institute in Collegeville, Pennsylvania.

Opposite, **Jennifer Leiter** is a Research Associate in the Women's Health Research Institute in Collegeville, Pennsylvania.

Oncology



Ker Yu, Ph.D., is a research scientist in Wyeth's Oncology Discovery group in Pearl River, New York. She leads a team that is studying potential cancer therapies called cell signaling pathway inhibitors, which interfere with the growth and division of cancer cells.



The pipeline of potential cancer therapies at Wyeth is among the strongest and most diverse in the pharmaceutical industry. The Company's Oncology research group is using multiple approaches to develop unique cancer-fighting medicines. These include: compounds that inhibit a cancer cell's growth cycle; agents that interrupt cell signaling pathways that cause cancer cells to divide; and antibody-targeted cytotoxic agents that attach to and destroy specific types of cancer cells while leaving normal cells intact, an approach pioneered by Wyeth's *Mylotarg*.

CCI-779 is the Wyeth oncology therapy furthest along in the development process. It is a cell cycle inhibitor that has entered Phase 3 clinical trials for the treatment of patients with advanced renal cell carcinoma, an often deadly form of kidney cancer. CCI-779 also is being studied in Phase 2 trials as a treatment for breast cancer and mantle cell lymphoma.

EKB-569 is a novel therapy that targets growth receptors on the surface of cancer cells. It is in Phase 2 studies for colorectal and non-small cell lung cancers.

The antibody targeting technology behind *Mylotarg*, which won the prestigious Discoverer's Award from the Pharmaceutical Research and Manufacturers of America in 2003, is being used in CMC-544. This therapy began Phase 1 trials in 2003 for the treatment of non-Hodgkin's lymphoma. Unlike standard chemotherapy, which may affect both healthy and cancerous cells, CMC-544 is designed to deliver its toxic agent, calicheamicin, only to cancer cells. ■

Musculoskeletal Therapies

The success of *Enbrel* has moved Wyeth to the forefront of research in rheumatoid arthritis (RA). In addition to working toward expanding the indications for *Enbrel*, Wyeth is exploring a wide range of new compounds that have potential to advance the treatment of RA and other inflammatory conditions.

CCI-779 is entering Phase 2 trials for RA. The compound blocks the proliferation of T-cells, which play an important role in initiating and maintaining the inflammatory responses in autoimmune diseases such as RA. CCI-779 also is being tested as a therapy for multiple sclerosis and several types of cancers.

ERB-041, a compound undergoing Phase 1 testing, has a novel mechanism of action involving a recently identified form of the estrogen receptor. It has been observed that estrogens may influence the onset and severity of RA.

TMI-005, an orally active molecule, is in development for the treatment of RA. It inhibits certain metalloproteinases and the TNF-alpha converting enzyme.

PLA-902, a fourth compound being tested in this area, blocks the release of arachidonic acid. The release of this acid is associated with the pain and inflammation of both RA and osteoarthritis. In addition, PLA-902 may have potential as a treatment for asthma, another inflammatory-related disease.

Wyeth is involved in the continuing development of rhBMP-2, a recombinant protein therapy that induces bone growth. It has been approved in the European Union for treating patients with acute long-bone fractures requiring surgical management. It is in regulatory review in the United States for the same indication. Another clinical program, spearheaded by our partner Medtronic Sofamor Danek, has gained regulatory approval for the use of rhBMP-2 in certain types of spinal fusion surgery. Wyeth is continuing to work on expanding the application of rhBMP-2 for other uses in spinal surgery. ■



Craig Daniel, Ph.D., heads the Global Development Team for *Enbrel*, Wyeth's novel therapy for rheumatoid arthritis and other inflammatory diseases, in Collegeville, Pennsylvania. Craig also supports the joint development of *Enbrel* with Amgen, Wyeth's partner and co-promoter in North America.

Neuroscience



A. Richard Entsuah, Ph.D., heads the Neurosciences Clinical Biostatistics team within Wyeth's Clinical R&D group in Collegeville, Pennsylvania. Over the years, his innovative work has been instrumental in analyzing clinical data to help demonstrate the efficacy of *Effexor* as a treatment for major depressive disorders.

Wyeth's Neuroscience research group is exploring a variety of therapies targeting central nervous system disorders. Our goal is to build on the knowledge gained from the success of the *Effexor* family of products. These efforts have allowed us to begin Phase 3 clinical trials in 2003 for DVS-233, a promising new treatment for major depressive disorders. Wyeth filed INDs in the neuroscience area for SCA-136, a unique approach to the treatment of schizophrenia; and SAX-187, for generalized anxiety disorder and acute anxiety disorder. Phase 1 trials for SAX-187 began in late 2003.

Research into Alzheimer's disease continues to be a high priority for Wyeth. This effort includes small molecule drugs directed at treating the cognitive symptoms of mild to moderate Alzheimer's as well as immunotherapies that could modify or prevent the disease. SRA-333, a small molecule therapy for Alzheimer's disease, entered Phase 2 clinical trials late in 2003. Phase 1 trials for AAB-001, an antibody targeting the amyloid plaques associated with progression of the disease, also began in late 2003. These trials are part of a collaboration between Wyeth and Elan Pharmaceuticals, plc.

Another important target in this therapeutic area is multiple sclerosis, a disease that attacks the central nervous system and leads to a variety of serious disabilities. MS has been diagnosed in approximately 400,000 people in the United States, most of whom are between the ages of 20 and 50. CCI-779 is an exciting compound that is undergoing Phase 2 trials as a first-in-class therapy for MS. Wyeth also is studying CCI-779 as a treatment for cancer and RA. Additionally, Phase 2 clinical studies are being conducted for perzinfotel, a potential first-in-class treatment for the neuropathic pain associated with diabetes.

Women's Health Care



Sheila Ronkin, M.D., works in Wyeth's Women's Health Clinical R&D group in Collegeville, Pennsylvania. She currently is directing the Phase 3 program for bazedoxifene and conjugated estrogens. This novel therapy combines a selective estrogen receptor modulator and conjugated estrogens. It will be used to treat the symptoms of menopause and to prevent post-menopausal osteoporosis.



Wyeth is strongly committed to maintaining leadership in Women's Health Care research. In addition to the new, low-dose *Premarin* and *Prempro* options approved and launched in the United States in 2003, the Company continues to develop additional innovative therapies for menopausal symptoms and osteoporosis as well as novel contraceptive products.

Worldwide Phase 3 clinical studies in nearly 10,000 women currently are under way for bazedoxifene, a tissue-selective estrogen. Bazedoxifene is being developed for the prevention and treatment of postmenopausal osteoporosis. Also undergoing Phase 3 testing is a combination therapy of bazedoxifene and conjugated estrogens. This unique therapy would represent a new treatment paradigm for menopausal symptoms and osteoporosis prevention.

Wyeth is developing significant new products in the area of contraception. A continuous contraceptive regimen of levonorgestrel/ ethinyl estradiol currently is being tested in Phase 3 trials. This regimen would provide reliable contraception while eliminating the menstrual cycle. Another important contraceptive, NSP-989, is in Phase 2 studies. NSP-989 is a novel non-steroidal progesterone receptor agonist. It has the potential to deliver effective contraception without some of the side effects that may occur with estrogen/ progestin contraceptives. ■

Cardiovascular and Metabolic Diseases



In Collegeville, Pennsylvania, **Elaine Soffer** leads the Clinical R&D project team that oversees clinical trials for *Protonix*, Wyeth's highly successful proton pump inhibitor. She also is actively involved in a team developing important productivity improvements for the Clinical R&D group.

Wyeth is examining a wide variety of novel cardiovascular and gastrointestinal therapies as well as treatments for other metabolic disorders. While these compounds are in the early stages of development, each holds the potential to be a first-in-class therapy for serious medical conditions.

GPG-290 is a novel therapeutic protein in development as a first-in-class platelet adhesion inhibitor. It is being studied as a treatment for acute coronary syndromes, such as unstable angina. Another new protein therapeutic, MYO-029, appears to block the action of a second protein called GDF-8 that is associated with a decrease in skeletal muscle mass. MYO-029 is being studied as a potential therapy for muscle-wasting diseases, including muscular dystrophy, an inherited disease that causes the degeneration of various muscle groups, and sarcopenia, which is a loss of muscle mass and strength that can result from aging or from diseases such as cancer.

PAI-749 is a novel small molecule drug that binds to and inactivates a protein associated with abnormal blood clotting in the body. This compound is being developed to help restore the body's ability to prevent blood clots from forming and to dissolve them after they have formed.

GAP-486, a therapy in early development, holds the potential to be the first in a new class of antiarrhythmic drugs. Cardiac arrhythmias are a major cause of death related to cardiovascular disease. GAP-486 appears to increase the heart's ability to transmit signals between muscle cells in a way that helps maintain or restore a more normal heart rhythm. ■

Vaccines and Infectious Diseases

Timothy Zamb, Ph.D., directs viral vaccines research for the Vaccine Discovery R&D group in Pearl River, New York. He is leading the preclinical research efforts for Wyeth's live, attenuated nasal influenza vaccine (CAIV-T) in Europe and is involved actively in the Company's efforts to develop vaccines for herpes simplex virus 2 and HIV-1.

The goal of Wyeth's Vaccines and Infectious Diseases research program is to reduce the number of illnesses and deaths caused by serious bacterial and viral infections. Wyeth's two-pronged attack involves anti-infectives for disease treatment and vaccines for disease prevention.

The Company's leading anti-infective candidate is tigecycline. Tigecycline is a first-in-class intravenously administered glycylcycline antibiotic. It is characterized by both a broad, expanded spectrum of activity against common organisms as well as by activity against some less common but highly resistant organisms. It demonstrates in vitro activity against gram-positive, gram-negative, anaerobic and atypical pathogens, including strains of bacteria that are resistant to other anti-infectives. Phase 3 trials are under way throughout the world to determine the safety and efficacy of tigecycline for the treatment of serious infections. Wyeth anticipates the first global filing for registration of tigecycline in 2004.

Wyeth continues to work in conjunction with ViroPharma Inc. to develop a treatment for hepatitis C, one of the world's major health problems. An IND was filed in 2003 for HCV-086, a new antiviral therapy for hepatitis C, and Phase 1 clinical trials are planned for this compound in 2004. In addition, Wyeth is working with the World Health Organization to explore the use of moxidectin for onchocerciasis, or river blindness. This parasitic disease threatens the health of an estimated 120 million people in Africa and South America.

Wyeth's vaccines research programs are aimed at expanding the reach and indications of groundbreaking products such as *Prevnar*. We also are addressing other serious viral targets, including the human immunodeficiency virus (HIV) and the herpes simplex virus 2, which causes genital herpes. Phase 1 clinical trials for both a therapeutic and a preventive HIV vaccine could begin in 2004 through the HIV Vaccines Trials Network.



Wyeth's Pipeline for Growth


Phase 2
Phase 3
Regulatory Review
Oncology and Hemophilia
CCI-779
Renal cell carcinoma
Breast cancer
Mantle cell lymphoma
EKB-569
Colorectal and non-small cell lung cancers
MAC-321
Non-small cell lung and metastatic breast cancers
Rapamune®
Conversion in liver transplant
Conversion in renal transplant
Pediatric usage
ReFacto® AF
Hemophilia A
Musculoskeletal
CCI-779
Rheumatoid arthritis
Enbrel®
Psoriasis (EU)
Psoriasis (U.S.)
Idiopathic pulmonary fibrosis
rhBMP-2
Orthopedic trauma (long-bone fractures requiring surgery)
Lumbar posterolateral spinal fusion (with Medtronic Sofamor Danek)
Phase 2: Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients
Phase 3: Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients
Regulatory Review: Evaluation of safety and efficacy data by governmental regulatory agencies

Shown here are some of the new products and new indications which are in post-Phase 1 clinical trials or have been submitted for regulatory approval.



Phase 2
Phase 3
Regulatory Review
Neuroscience
CCI-779
Multiple sclerosis
DVS-233
Depression
Perzinfotel
Neuropathic pain
Effexor® XR
Panic disorder
SRA-333
Mild to moderate symptoms of Alzheimer's disease
Women's Health Care
Bazedoxifene
Postmenopausal osteoporosis
Bazedoxifene/conjugated estrogens
Postmenopausal osteoporosis
Vasomotor symptoms of menopause
Levonorgestrel/EE
Continuous contraception
NSP-989
Oral contraception
Vaccines and Infectious Diseases
Cold-adapted intranasal influenza vaccine
Liquid formulation
Pneumococcal vaccine
Tigecycline
Antibiotic for serious infections

Principal Products

Wyeth Pharmaceuticals

Cardiovascular and Gastrointestinal
Altace[1]
Protonix
Protonix I.V.
Zoton

Hemophilia
BeneFIX
ReFacto

Immunology & Oncology
Mylotarg
Neumega
Rapamune

Infectious Diseases
Tazocin
Zosyn

Musculoskeletal
Enbrel[2]
InductOs
Synvisc[3]

Neuroscience
Efexor
Effexor
Effexor XR

1 Co-promoted with King Pharmaceuticals, Inc.
2 Co-promoted with Amgen Inc.
3 Licensed by Genzyme Biosurgery Corporation

Nutritionals
Materna
Nursoy
Progress
Progress Gold
Promil
Promil Gold
Promise
Promise Gold
SMA
SMA Gold
S-26
S-26 AR
S-26 Gold
S-26 HA
S-26 LF

Vaccines
HibTITER
Meningitec
Prevenar
Prevnar

Women's Health Care
Alesse
Harmonet
Loette
Lo/Ovral
Minesse
Minulet
Premarin
Premphase
Prempro
Totelle
Tri-Minulet
Trinordiol
Triphasil

Wyeth Consumer Healthcare

Analgesics
Advil
Anadin
Children's Advil
Robaxin
Spalt

Cough/Cold/Allergy
Advil Allergy Sinus
Advil Cold & Sinus
Alavert
Children's Advil Cold
Dimetapp
Robitussin

Nutritional Supplements
Caltrate
Centrum
Centrum Jr.
Centrum Kids
Centrum Performance
Centrum Select
Centrum Silver
Polase
Solgar
Vitasprint B12

Other Products
Anbesol
ChapStick
FiberCon
Preparation H
Primatene

Fort Dodge Animal Health

Bursine
Cydectin
Duramune
Duvaxyn
EtoGesic
Fel-O-Vax
Fluvac Innovator
LymeVax
Pentofel
Polyflex
Poulvac
ProHeart
Pyramid
Quest/Equest
Suvaxyn
Synovex
ToDAY
ToMORROW
Torbugesic
Triangle
West Nile-Innovator

Getting Back to Normal

For Jeremy Gonzalez of Los Angeles, California, the joint pain, swelling, stiffness and fatigue of juvenile rheumatoid arthritis made it difficult to participate in the normal activities of childhood. Now that he is taking *Enbrel* to treat his condition, Jeremy once again can enjoy drawing pictures and playing baseball with his friends.

The above principal products are identified as trademarks used by Wyeth and its subsidiaries.

Financial Review



Ten-Year Selected Financial Data

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2003	2002	200
Summary of Net Revenue and Earnings			
Net revenue[1]	$15,850,632	$14,584,035	$13,983,74
Income (loss) from continuing operations[1][2][3]	2,051,192	4,447,205	2,285,29
Diluted earnings (loss) per share from continuing operations[1][2]	1.54	3.33	1.7
Dividends per common share	0.9200	0.9200	0.920
Year-End Financial Position			
Current assets[1][3]	$14,962,242	$11,605,699	$ 9,766,75
Current liabilities[1][3]	8,429,510	5,485,506	7,257,18
Ratio of current assets to current liabilities[1][3]	1.77	2.12	1.3
Total assets[1][3]	31,031,922	26,042,592	22,967,92
Long-term debt[1][4]	8,076,429	7,546,041	7,357,27
Average stockholders' equity	8,725,147	6,114,243	3,445,33
Stockholders – Outstanding Shares			
Number of common stockholders	59,181	61,668	64,69
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)	1,335,910	1,334,127	1,330,80
Employment Data[1]			
Number of employees at year-end	52,385	52,762	52,28
Wages and salaries	$ 3,003,555	$ 2,792,379	$ 2,536,22
Benefits (including Social Security taxes)	933,448	842,177	691,01

(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the years 1994 through 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included i current assets.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the gains related to Immunex/Amgen common stock transactions, diet drug litigation charges and special charges for the years ended December 31, 2003, 2002 and 2001.

(3) As a result of charges of $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin, *current liabilities increased substantially beginning in 1999 compared with prior years and unfavorably impacted the ratio of current assets to current liabilities in years subsequent to 1998.*

In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation (Immunex) for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilitie Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair valu of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sales of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

(4) In 2001, the Company issued $3,000,000 of Senior Notes. In 2003, the Company issued $4,800,000 of Senior Notes and $1,020,000 of Convertible Senior Debentur A portion of the proceeds from the 2003 borrowings was used to repurchase approximately $1,700,000 in previously issued Senior Notes.

(5) The 1994 information reflects the acquisition of American Cyanamid Company for the one-month period ended December 31, 1994.

2000	1999	1998	1997	1996	1995	1994[5]
$13,081,334	$11,695,061	$11,101,100	$11,916,623	$11,928,290	$11,274,927	$ 8,597,560
(901,040)	(1,207,243)	2,152,344	1,747,638	1,651,617	1,472,525	1,525,517
(0.69)	(0.92)	1.61	1.33	1.28	1.18	1.24
0.9200	0.9050	0.8700	0.8300	0.7825	0.7550	0.7350
$10,180,811	$12,384,778	$10,698,188	$10,025,512	$10,310,256	$11,084,841	$11,321,682
9,742,059	6,480,383	3,478,119	3,476,322	3,584,256	3,929,940	4,291,452
1.05	1.91	3.08	2.88	2.88	2.82	2.64
21,092,466	23,123,756	20,224,231	19,851,517	19,924,666	20,721,093	21,328,267
2,394,790	3,606,423	3,839,402	5,007,610	6,010,297	7,806,717	9,972,444
4,516,420	7,914,772	8,895,024	7,568,672	6,252,545	4,898,550	4,065,295
58,355	62,482	65,124	64,313	67,545	68,763	71,223
1,306,474	1,308,876	1,336,641	1,312,975	1,287,790	1,250,902	1,234,100
48,036	46,815	47,446	54,921	54,194	58,957	70,300
$ 2,264,258	$ 2,032,431	$ 2,175,517	$ 2,428,518	$ 2,439,604	$ 2,512,418	$ 1,811,402
602,816	593,222	577,930	619,528	614,179	641,169	439,572

Consolidated Balance Sheets

(In thousands except share and per share amounts)

December 31,	2003	200
Assets		
Cash and cash equivalents	$ 6,069,794	$ 2,943,60
Marketable securities	1,110,297	1,003,27
Amgen investment	—	1,509,94
Accounts receivable less allowances (2003 – $149,795 and 2002 – $132,342)	2,529,613	2,379,81
Inventories	2,412,184	1,992,72
Other current assets including deferred taxes	2,840,354	1,776,33
Total Current Assets	14,962,242	11,605,69
Property, plant and equipment:		
Land	182,849	173,74
Buildings	4,130,838	3,401,49
Machinery and equipment	4,184,292	3,782,53
Construction in progress	3,188,273	2,477,21
	11,686,252	9,834,98
Less accumulated depreciation	3,025,201	2,599,29
	8,661,051	7,235,69
Goodwill	3,817,993	3,745,74
Other intangibles, net of accumulated amortization (2003 – $128,137 and 2002 – $95,223)	133,134	145,91
Other assets including deferred taxes	3,457,502	3,309,53
Total Assets	$31,031,922	$26,042,59
Liabilities		
Loans payable	$ 1,512,845	$ 804,89
Trade accounts payable	1,010,749	672,63
Accrued expenses	5,461,835	3,798,50
Accrued federal and foreign taxes	444,081	209,47
Total Current Liabilities	8,429,510	5,485,50
Long-term debt	8,076,429	7,546,04
Accrued postretirement benefit obligations other than pensions	1,007,540	965,08
Other noncurrent liabilities	4,224,062	3,890,05
Contingencies and commitments (Note 14)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	42	4
Common stock, par value $0.33⅓ per share; 2,400,000,000 shares authorized (1,332,451,733 and 1,326,055,415 issued and outstanding, net of 89,930,211 and 96,276,705 treasury shares at par, for 2003 and 2002, respectively)	444,151	442,01
Additional paid-in capital	4,764,390	4,582,77
Retained earnings	4,112,285	3,286,64
Accumulated other comprehensive loss	(26,487)	(155,57
Total Stockholders' Equity	9,294,381	8,155,91
Total Liabilities and Stockholders' Equity	$31,031,922	$26,042,59

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands except per share amounts)

Year Ended December 31,	2003	2002	2001
Net Revenue	$15,850,632	$14,584,035	$13,983,745
Cost of goods sold	4,377,086	3,918,387	3,388,776
Selling, general and administrative expenses	5,468,174	5,010,507	5,034,516
Research and development expenses	2,093,533	2,080,191	1,869,679
Interest expense, net	103,140	202,052	146,358
Other income, net	(332,264)	(382,931)	(274,331)
Gains related to Immunex/Amgen common stock transactions	(860,554)	(4,082,216)	—
Diet drug litigation charges	2,000,000	1,400,000	950,000
Special charges	639,905	340,800	—
Income before federal and foreign taxes	2,361,612	6,097,245	2,868,747
Provision for federal and foreign taxes	310,420	1,650,040	583,453
Net Income	$ 2,051,192	$ 4,447,205	$ 2,285,294
Basic Earnings per Share	$ 1.54	$ 3.35	$ 1.74
Diluted Earnings per Share	$ 1.54	$ 3.33	$ 1.72

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(In thousands except per share amounts)

	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Tota Stockholders Equit
Balance at January 1, 2001	$55	$437,258	$3,952,457	$ (899,118)	$(672,559)	$ 2,818,09
Net income				2,285,294		2,285,29
Currency translation adjustments					(166,200)	(166,20
Unrealized gains on derivative contracts, net					7,865	7,86
Unrealized losses on marketable securities, net					(2,134)	(2,13
Comprehensive income, net of tax						2,124,82
Cash dividends declared:						
Preferred stock (per share: $2.00)				(42)		(4
Common stock (per share: $0.92)				(1,211,012)		(1,211,01
Common stock issued for stock options		2,774	221,857			224,63
Other exchanges	(4)	158	120,737	(4,813)		116,07
Balance at December 31, 2001	51	440,190	4,295,051	170,309	(833,028)	4,072,57
Net income				4,447,205		4,447,20
Currency translation adjustments					226,797	226,79
Unrealized losses on derivative contracts, net					(22,132)	(22,13
Unrealized gains on marketable securities, net					520,483	520,48
Minimum pension liability adjustments					(47,691)	(47,69
Comprehensive income, net of tax						5,124,66
Cash dividends declared:						
Preferred stock (per share: $2.00)				(38)		(3
Common stock (per share: $0.92)				(1,219,135)		(1,219,13
Common stock acquired for treasury		(667)	(5,472)	(107,788)		(113,92
Common stock issued for stock options		2,349	213,021			215,37
Other exchanges	(5)	147	80,173	(3,908)		76,40
Balance at December 31, 2002	46	442,019	4,582,773	3,286,645	(155,571)	8,155,91
Net income				2,051,192		2,051,19
Currency translation adjustments					691,362	691,36
Unrealized losses on derivative contracts, net					(32,887)	(32,88
Unrealized gains on marketable securities, net					7,780	7,78
Realized gain on sales of Amgen stock reclassified to net income					(515,114)	(515,11
Minimum pension liability adjustments					(22,057)	(22,05
Comprehensive income, net of tax						2,180,27
Cash dividends declared:						
Preferred stock (per share: $2.00)				(35)		(3
Common stock (per share: $0.92)				(1,223,123)		(1,223,12
Common stock issued for stock options		2,058	124,837			126,89
Other exchanges	(4)	74	56,780	(2,394)		54,45
Balance at December 31, 2003	$42	$444,151	$4,764,390	$ 4,112,285	$ (26,487)	$ 9,294,381

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2003	2002	2001
Operating Activities			
Net income	$ 2,051,192	$ 4,447,205	$ 2,285,294
Adjustments to reconcile net income to net cash provided by/(used for) operating activities:			
Diet drug litigation charges	2,000,000	1,400,000	950,000
Gains related to Immunex/Amgen common stock transactions	(860,554)	(4,082,216)	—
Special charges	639,905	340,800	—
Net gains on sales of assets	(343,064)	(329,364)	(249,399)
Depreciation	505,702	461,554	426,590
Amortization	32,181	23,146	181,139
Change in deferred income taxes	(433,994)	1,109,535	267,820
Diet drug litigation payments	(434,167)	(1,307,013)	(7,257,882)
Security fund deposits	(535,215)	(405,000)	—
Contributions to defined benefit pension plans	(230,787)	(909,602)	(429,710)
Changes in working capital, net:			
Accounts receivable	69,628	271,988	(68,984)
Inventories	(245,453)	(185,611)	(273,063)
Other current assets	48,870	(124,738)	(395,764)
Trade accounts payable and accrued expenses	469,661	(250,887)	277,009
Accrued federal and foreign taxes	115,990	(33,214)	(14,654)
Other items, net	61,208	(240,853)	(145,231)
Net Cash Provided by/(Used for) Operating Activities	2,911,103	185,730	(4,446,835)
Investing Activities			
Purchases of property, plant and equipment	(1,908,661)	(1,931,879)	(1,924,265)
Proceeds from Amgen acquisition of Immunex	—	1,005,201	—
Proceeds from sales of Amgen common stock	1,579,917	3,250,753	—
Proceeds from sales of assets	402,692	798,274	408,230
Purchases of marketable securities	(1,272,995)	(2,235,872)	(2,703,252)
Proceeds from sales and maturities of marketable securities	1,217,114	2,532,538	1,762,295
Net Cash Provided by/(Used for) Investing Activities	18,067	3,419,015	(2,456,992)
Financing Activities			
Proceeds from (repayments of) commercial paper, net	(3,787,145)	(1,030,060)	4,019,176
Proceeds from issuance of long-term debt	5,820,000	—	3,000,000
Repayments of long-term debt	(691,087)	(250,000)	—
Other borrowing transactions, net	(76,522)	(13,797)	(12,020)
Dividends paid	(1,223,158)	(1,219,173)	(1,211,054)
Purchases of common stock for treasury	—	(113,927)	—
Exercises of stock options	126,895	215,370	224,631
Net Cash Provided by/(Used for) Financing Activities	168,983	(2,411,587)	6,020,733
Effect of exchange rate changes on cash and cash equivalents	28,037	5,712	(16,478)
Increase (Decrease) in Cash and Cash Equivalents	3,126,190	1,198,870	(899,572)
Cash and Cash Equivalents, Beginning of Year	2,943,604	1,744,734	2,644,306
Cash and Cash Equivalents, End of Year	$ 6,069,794	$ 2,943,604	$ 1,744,734

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals include branded human ethical pharmaceuticals, biologicals and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products. Consumer Healthcare products include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and other relief items sold over-the-counter. Principal Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, physicians, retailers and other health care institutions located in various markets in more than 140 countries throughout the world.

Wholesale distributors and large retail establishments account for a large portion of the Company's consolidated net revenue and trade receivables, especially in the United States. The Company's top three customers accounted for approximately 23% and 25% of the Company's consolidated net revenue in 2003 and 2002, respectively. The Company's largest customer accounted for 10% of consolidated net revenue in 2003 and 2002. The Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits.

The Company is not dependent on any one product or line of products for a substantial portion of its net revenue or results of operations other than *Effexor*, *Protonix* and the *Premarin* family products, each of which had sales in excess of $1,000.0 million, and comprised approximately 17%, 9% and 8%, respectively, of the Company's consolidated net revenue in 2003.

Equity Method of Accounting: The Company accounts for investments in 20%- to 50%-owned companies using the equity method. Accordingly, the Company's share of the earnings of these companies is included in *Other income, net*. The related equity method investment is included in *Other assets including deferred taxes*. In 2001, Immunex Corporation (Immunex) was the Company's only material equity method investment. During 2002, Amgen Inc. (Amgen) completed its acquisition of Immunex. As a result, the Company's investment in Immunex, which was previously accounted for on the equity method, was exchanged for an investment in Amgen and was accounted for on the cost method subsequent to July 15, 2002. The Company liquidated all of its Amgen common stock holdings by the end of the 2003 first quarter. As of December 31, 2003, the Company no longer holds an investment in Amgen. See Note 2 for further description of Immunex/Amgen-related common stock transactions. At December 31, 2003 and 2002, the Company did not have any material equity method investments.

Cash Equivalents consist primarily of commercial paper, fixed-term deposits and other short-term, highly liquid securities with maturities of three months or less when purchased and are stated at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company has marketable debt and equity securities, which are classified as either available-for-sale or held-to-maturity, depending on management's investment intentions relating to these securities. Available-for-sale securities are marked-to-market based on quoted market values of the securities, with the unrealized gains and losses, net of tax, reported as a component of *Accumulated other comprehensive loss*. Realized gains and losses on sales of available-for-sale securities are computed based upon initial cost adjusted for any other-than-temporary declines in fair value. Investments categorized as held-to-maturity are carried at amortized cost because the Company has both the intent and ability to hold these investments until they mature. Impairment losses are charged to income for other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the related available-for-sale or held-to-maturity security. Dividend and interest income is recognized when earned. The Company owns no investments that are considered to be trading securities.

Inventories are valued at the lower of cost or market. Inventories valued under the last-in, first-out (LIFO) method amounted to $429.5 million and $360.3 million at December 31, 2003 and 2002, respectively. The current value exceeded the LIFO value by $74.0 million and $90.0 million at December 31, 2003 and 2002, respectively. The remaining inventories are valued primarily under the first-in, first-out (FIFO) method.

Inventories at December 31 consisted of:

(In thousands)	2003	2002
Finished goods	$ 821,637	$ 736,360
Work in progress	1,141,916	808,711
Materials and supplies	448,631	447,653
	$2,412,184	$1,992,724

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10–50 years
Machinery and equipment	3–20 years

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and carrying amount of the asset. Fair value is determined based on market quotes, if available, or other valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. With the adoption of SFAS No. 142, goodwill and other intangibles with indefinite lives no longer are amortized but are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 5 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS Nos. 133, *Accounting for Derivative Instruments and Hedging Activities*, 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* and 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.*

On the date that the Company enters into a derivative contract, it designates the derivative as: (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge), (3) a foreign currency fair value or cash flow hedge (foreign currency hedge) or (4) a derivative instrument that is not designated for hedge accounting treatment. For certain derivative contracts that are designated and qualify as fair value hedges (including foreign currency fair value hedges), the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges (including foreign currency cash flow hedges), the effective portion of gains and losses on these contracts is reported as a component of *Accumulated other comprehensive loss* and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company's derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 9 for further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive loss*. Currency translation adjustments related to international operations in highly inflationary economies are included in the results of operations.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* upon shipment to customers. Provisions for certain rebates, chargebacks, product returns and discounts to customers are provided for as deductions in determining *Net revenue*.

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* and with King Pharmaceuticals, Inc. to co-promote *Altace*, is recorded as alliance revenue, which is included in *Net revenue*. Such alliance revenue is earned when the co-promoting company ships the product to a third party. Additionally, alliance revenue includes revenue earned related to *Rapamune*. Its active ingredient, sirolimus, coats the coronary stent made by a subsidiary of Johnson & Johnson. Selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses*. Alliance revenue totaled $654.4 million, $418.8 million and $322.4 million for 2003, 2002 and 2001, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses*. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs were $234.3 million, $227.5 million and $228.9 million in 2003, 2002 and 2001, respectively.

Rebates and Sales Incentives, which are deducted to arrive at *Net revenue*, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. These costs are recognized at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. Rebates and sales incentives accruals included in *Accrued expenses* at December 31, 2003 and 2002 were $801.4 million and $722.5 million, respectively.

Stock-Based Compensation: As of December 31, 2003, the Company has three Stock Incentive Plans, which are described more fully in Note 12. The Company accounts for those plans using the intrinsic value method in accordance with Accounting

Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. No stock-based employee compensation cost is reflected in net income, other than for the Company's restricted stock awards, as options granted under all other plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company's restricted stock awards are issued under the Company's Stock Incentive Plans (see Note 12). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, Amendment* of *SFAS No. 123*, to stock-based employee compensation:

(In thousands except per share amounts)

Year Ended December 31,	2003	2002	2001
Net income, as reported	$2,051,192	$4,447,205	$2,285,294
Add: Stock-based employee compensation expense included in reported net income, net of tax	13,396	3,999	8,009
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(335,082)	(301,964)	(208,697)
Adjusted net income	$1,729,506	$4,149,240	$2,084,606
Earnings per share:			
Basic – as reported	$ 1.54	$ 3.35	$ 1.74
Basic – adjusted	$ 1.30	$ 3.13	$ 1.58
Diluted – as reported	$ 1.54	$ 3.33	$ 1.72
Diluted – adjusted	$ 1.29	$ 3.11	$ 1.57

The fair value of issued stock options is estimated on the date of grant using the Black-Scholes option-pricing model incorporating the following assumptions for stock options granted:

Year Ended December 31,	2003	2002	2001
Expected volatility of stock price	35.6%	33.7%	32.1%
Expected dividend yield	2.2%	1.9%	1.6%
Risk-free interest rate	3.0%	4.1%	4.8%
Expected life of options	5 years	5 years	5 years

The weighted average fair value of stock options granted during 2003, 2002 and 2001 was $11.86, $16.12 and $17.76 per option share, respectively.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization*.

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts)

Year Ended December 31,	2003	2002	200
Net income less preferred dividends	$2,051,157	$4,447,167	$2,285,25
Denominator:			
Weighted average common shares outstanding	1,330,276	1,325,577	1,317,10
Basic earnings per share	$ 1.54	$ 3.35	$ 1.7
Net income	$2,051,192	$4,447,205	$2,285,29
Denominator:			
Weighted average common shares outstanding	1,330,276	1,325,577	1,317,10
Common stock equivalents of outstanding stock options and deferred contingent common stock awards	5,634	8,550	13,70
Total shares*	1,335,910	1,334,127	1,330,80
Diluted earnings per share*	$ 1.54	$ 3.33	$ 1.7

* *At December 31, 2003, 2002 and 2001, 106,967,641, 90,360,361 and 18,945,057, respectively, of common shares related to options outstanding under the Company's Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.*

Recently Issued Accounting Standards: The Financial Accounting Standards Board (FASB) recently issued SFAS Nos. 149 and 150, revised SFAS No. 132 and FASB Interpretation No. 46, and issued Staff Position No. 106-1, which are summarized below.

- SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, amends and clarifies the accounting guidance on derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities that fall within the scope of SFAS No. 133. With certain exceptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial position or results of operations.
- SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Financial instruments within the scope of SFAS No. 150 will now be required to be classified as liabilities. This Statement also requires enhanced disclosures regarding alternative methods of settling the instruments and the capital structure of entities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no impact on the Company's consolidated financial position or results of operations.

- SFAS No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statement Nos. 87, 88, and 106,* revises employers' disclosures about pension plans and other postretirement benefit plans but does not change the measurement or recognition of those plans required by SFAS Nos. 87, *Employers' Accounting for Pensions*, 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits,* and 106, *Employers' Accounting for Postretirement Benefits*. This revised Statement retains the disclosures required by SFAS No. 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. Companies are required to segregate plan assets by category and to provide certain additional informational disclosures. In addition, this Statement requires companies to disclose various elements of pension and postretirement costs in interim financial statements. With certain exceptions, this Statement is effective for financial statements with fiscal quarters and years ending after December 15, 2003. The Company has adopted the effective disclosure requirements prescribed by SFAS No. 132 (revised 2003) as of December 31, 2003 (see Note 8).
- FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51* (FIN 46R), replaces FIN 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,* which had been issued in January 2003. FIN 46R clarifies some of the provisions of FIN 46 relating to variable interest entities (VIE) and exempts certain entities from its requirements. FIN 46R addresses consolidation of VIEs which have one or more of the following characteristics: the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, the equity investors lack some essential characteristics of a controlling financial interest and the equity investors have voting rights that are not proportionate to their economic interests. Application of FIN 46R is required in financial statements of companies that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities for all other types of VIEs is required in financial statements for periods ending after March 15, 2004; however, early adoption is allowed. The Company has elected to early adopt the provisions of FIN 46R effective December 31, 2003. The adoption of this Statement had no impact on the Company's consolidated financial position or results of operations.
- FASB Staff Position (FSP) No. 106-1, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*, was issued to permit a sponsor of a postretirement health care plan that provides prescription drug benefits to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The federal subsidy is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 (subject to indexing and the provisions of the Act as to "allowable retiree costs"). FSP No. 106-1 requires certain disclosures effective for fiscal years ending after December 7, 2003 regardless of whether a sponsor elects to defer accounting for the Act. In accordance with FSP No. 106-1, the Company has elected not to reflect the effects of the Act on its accumulated postretirement benefit obligation or net periodic postretirement benefit cost in its 2003 consolidated financial statements or accompanying notes to consolidated financial statements. The Company acknowledges that specific authoritative guidance on the accounting for the federal subsidy portion of the Act is pending and that guidance, when issued, could require the Company to change certain previously reported information.

Reclassifications: Certain reclassifications have been made to the December 31, 2002 and 2001 consolidated financial statements and accompanying notes to conform with the December 31, 2003 presentation.

2. Divestitures

Immunex/Amgen Transactions

Acquisition of Immunex by Amgen and Related Sales of Amgen Common Stock

During 2002, the Company recorded gains totaling $4,082.2 million ($2,628.1 million after-tax or $1.97 per share) relating to the acquisition of Immunex by Amgen and the subsequent sales of Amgen common stock.

Prior to July 15, 2002, the Company was the beneficial owner of 223,378,088 shares of Immunex common stock. On July 15, 2002, Amgen completed its acquisition of Immunex. Under the terms of the acquisition agreement, each share of Immunex common stock was exchanged for 0.44 shares of Amgen common stock and $4.50 in cash. Accordingly, the Company received 98,286,358 shares of Amgen common stock (representing approximately 7.7% of Amgen's outstanding common stock) and $1,005.2 million in cash in exchange for all of its shares of Immunex common stock.

The pre-tax gains of $4,082.2 million recorded in 2002 consisted of $2,627.6 million relating to the initial acquisition of Immunex by Amgen and $1,454.6 million relating to the subsequent sales of Amgen common stock and were determined as follows:

1. As of July 15, 2002, the Company had valued its shares of Amgen common stock at $2,500.1 million based on the quoted market price in effect as of July 15, 2002 reduced by an overall discount of approximately 18%. The discount rate was based on valuations provided by independent valuation consultants. The book value of the Company's Immunex investment was $867.7 million at July 15, 2002. A gain of $2,627.6 million ($1,684.7 million after-tax or

$1.26 per share) was recorded on the exchange during the 2002 third quarter and was calculated as follows:

(In thousands)	
Value received:	
Cash	$1,005,201
Amgen common stock	2,500,100
	3,505,301
Less:	
Equity investment in Immunex	867,701
Transaction costs	10,000
	877,701
Gain before federal taxes	2,627,600
Provision for federal taxes	942,877
Net gain	$1,684,723

2. As of December 31, 2002, the Company sold 67,050,400 shares of Amgen common stock generating net proceeds of $3,250.8 million. The net proceeds of $3,250.8 million resulted in a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share). The gain was determined by comparing the basis of the shares sold of $1,782.7 million with the net proceeds received reduced by certain related expenses.

The remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002 had a fair value of $1,509.9 million, which included a market-to-market gain of $515.1 million, net of tax, recorded as a component of *Accumulated other comprehensive loss*. The Company completed the sales of its remaining Amgen shares in January 2003 and netted proceeds of $1,579.9 million, which resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share).

The Company and Amgen continue to co-promote *Enbrel* in the United States and Canada with the Company having exclusive international rights to *Enbrel*. The financial aspects of the existing licensing and marketing rights to *Enbrel* remain unchanged.

Sale of Rhode Island Facility

During the first quarter of 2002, the Company completed the sale of a manufacturing plant located in West Greenwich, Rhode Island to Immunex (subsequently acquired by Amgen) for $487.8 million. The Company received $189.2 million of these proceeds in 2001 and the remaining $298.6 million during the 2002 first quarter. The Company did not recognize a gain on this transaction because the facility was sold at net book value. In December 2002, the U.S. Food and Drug Administration (FDA) approved the Rhode Island facility, which has been dedicated to expanding the production capacity of *Enbrel*.

Net Gains on Sales of Assets

As of December 31, 2003, 2002 and 2001, net gains on sales of assets of $343.1 million, $329.4 million and $249.4 million, respectively, were included in *Other income, net*. The gains recorded in 2003 included sales of product rights in some or all territories to *Ativan, Isordil, Diamox, Ziac, Zebeta, Aygestin, Anacin* and *Sonata*. These divestitures resulted in pre-tax gains of approximately $265.8 million. Gains recorded during 2002 primarily resulted from the sale of certain assets related to the Company's generic human injectables product line to Baxter Healthcare Corporation for $305.0 million in cash. This transaction resulted in a pre-tax gain of $172.9 million. The net assets, sales and profits of these divested assets, individually or in the aggregate, were not material to any business segment or the Company's consolidated financial position or results of operations as of December 31, 2003, 2002 and 2001.

3. Special Charges

2003 Special Charges

The Company recorded a special charge of $639.9 million ($466.4 million after-tax or $0.35 per share) in the 2003 fourth quarter for manufacturing restructurings, asset impairments and the cost of debt extinguishment.

2003 Restructuring Charge and Related Asset Impairments

In December 2003, the Company recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share). The Company recorded its 2003 restructuring charges, including personnel and other costs, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, and its asset impairments in accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets*. The Company expects total charges related to its 2003 restructuring program to approximate $493.9 million and plans to record the majority of the remaining $6.0 million in personnel charges during 2004, in accordance with SFAS No. 146. The restructuring and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at the Company's facilities.

Specifically, the Company has decided to close its pharmaceutical plant in Singapore and rationalize its network of collection sites for *Premarin*-related raw materials as a result of lower volume in the *Premarin* family products. In addition, as a result of declining demand for *ReFacto*, the Company's treatment for hemophilia A, manufacturing operations at its St. Louis, Missouri biopharmaceutical facility will be discontinued. The Company also has recorded fixed and intangible asset impairment charges related to rhBMP-2 and *FluMist* as a result of reduced demand projections.

The following table summarizes the total charges for restructuring and asset impairments discussed above, payments made and the reserve balance at December 31, 2003:

(In thousands) 2003 Restructuring	Total Charges	Payments/ Non-cash Charges	Reserve at December 31, 2003
Personnel costs	$ 3,400	$ —	$ 3,400
Asset impairments	419,400	(419,400)	—
Contract settlement costs	47,900	(2,700)	45,200
Other closure/exit costs	17,200	—	17,200
	$487,900	$(422,100)	$65,800

The personnel costs relate to the termination of approximately 190 employees primarily engaged in manufacturing activities in Singapore. The charge for asset impairments includes $396.6 million for fixed asset impairments and $22.8 million for the write-down of certain intangible assets. The asset impairments were determined by comparing the carrying value of the long-lived assets to the discounted cash flows that are expected to be generated by these assets. The fixed assets for the St. Louis and Singapore facilities have been categorized as held for sale. The contract settlement costs and other closure/exit costs are a direct result of the restructuring plan and include settlements of purchase commitments, other obligations with suppliers and other related exit costs necessary to properly close the facilities. The personnel costs, contract settlement costs and other closure/exit costs require the outlay of cash, while the fixed and intangible asset impairments represent non-cash items. The Company expects the majority of the remaining costs will be expended in 2004.

Debt Extinguishment Costs
In December 2003, the Company recorded a special charge of $152.0 million ($98.8 million after-tax or $0.07 per share) related to the early extinguishment of debt in connection with the repurchase of certain Senior Notes. The costs relate primarily to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs. See Note 6 for further discussion of debt extinguishment.

2002 Special Charge

2002 Restructuring Charge and Related Asset Impairments
In December 2002, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share). The Company recorded its asset impairments in accordance with SFAS No. 144 and its restructuring charges, including personnel and other costs, in accordance with Emerging Issues Task Force No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).*

The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The related asset impairments of $68.7 million were determined by comparing the carrying value of the long-lived assets to the discounted cash flows that are expected to be generated by these assets. The fixed assets that have remained in use have been categorized as held and used. Depreciation was adjusted to reflect the reduced carrying values of the facilities, which will be recognized over the closure period.

The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions covered approximately 3,150 employees worldwide. The reductions in workforce were permanent and affected all of the Company's reportable segments, including Corporate. Approximately 1,200 of these positions were located at the manufacturing and research facilities that were identified to be closed. Of the 3,150 positions to be eliminated, 2,230 were located in North America, 370 in Europe, 300 in Latin America and 250 in Asia-Pacific. At December 31, 2003, approximately 95 positions have yet to be eliminated. During 2003 and 2002, approximately $126.9 million and $30.9 million, respectively, of these personnel costs were paid, leaving an accrual of $36.8 million at December 31, 2003. The timing of the remaining costs to be paid has been delayed since, in many instances, the terminated employees elected or were required to receive their severance payments over an extended period of time. However, substantially all of the payments are expected to be made during 2004.

Other closure/exit costs are a direct result of the restructuring plan. The majority of the other closure/exit costs are anticipated to be paid after the facilities cease production and prior to disposition. These costs include non-cancelable operating leases, security, utilities, maintenance, property taxes and other related costs that will be paid during the disposal period. The Company estimated the cost of exiting and terminating the facility leases based on the contractual terms of the agreements and real estate market conditions. During 2003 and 2002, approximately $45.1 million and $4.5 million, respectively, of these costs were paid, leaving an accrual of $27.9 million at December 31, 2003. Most of the remaining other closure/exit costs reserve represents long-term lease payments which will be paid over the remaining lease terms through 2012, as well as certain facility closure and decommissioning costs which have been delayed as the Company continued to produce certain products due to manufacturing commitments and in response to a potential market shortage and related medical necessity. The Company expects the majority of the remaining facility costs will be expended in 2004.

The following table summarizes the total charges for restructuring and asset impairments discussed above, payments made and the reserve balance at December 31, 2003 and 2002:

(In thousands) 2002 Restructuring	Total Charges	Payments/ Non-cash Charges in 2002	Reserve at December 31, 2002	Payments/ Non-cash Charges in 2003	Reserve at December 31, 2003
Personnel costs	$194,600	$ (30,900)	$163,700	$(126,900)	$36,800
Asset impairments	68,700	(68,700)	—	—	—
Other closure/exit costs	77,500	(4,500)	73,000	(45,100)	27,900
	$340,800	$(104,100)	$236,700	$(172,000)	$64,700

4. Marketable Securities

The cost, gross unrealized gains (losses) and fair value of available-for-sale and held-to-maturity securities by major security type at December 31, 2003 and 2002 were as follows:

(In thousands) At December 31, 2003	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fai Valu
Available-for-sale:				
U.S. Treasury securities	$ 152,851	$ 44	$ (23)	$ 152,87
Commercial paper	42,964	4	(4)	42,96
Certificates of deposit	63,643	22	(27)	63,63
Corporate debt securities	212,198	252	(32)	212,41
Other debt securities	4,296	—	(11)	4,28
Equity securities	21,078	13,158	(188)	34,04
Institutional fixed income fund	522,847	16,868	—	539,71
Total available-for-sale	1,019,877	30,348	(285)	1,049,94
Held-to-maturity:				
Commercial paper	60,107	—	—	60,10
Certificates of deposit	250	—	—	25
Total held-to-maturity	60,357	—	—	60,35
	$1,080,234	$30,348	$(285)	$1,110,29

(In thousands) At December 31, 2002	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fai Valu
Available-for-sale:				
U.S. Treasury securities	$105,583	$ 615	$ (15)	$ 106,18
Commercial paper	57,397	—	—	57,39
Certificates of deposit	29,218	77	—	29,29
Corporate debt securities	214,127	1,202	(388)	214,941
Other debt securities	9,702	150	—	9,852
Institutional fixed income fund	510,574	16,312	—	526,886
Total available-for-sale	926,601	18,356	(403)	944,554
Held-to-maturity:				
Time/term deposits	30,002	—	—	30,002
U.S. Treasury securities	1,996	—	—	1,996
Commercial paper	10,473	—	—	10,473
Certificates of deposit	15,251	—	—	15,251
Other debt securities	999	—	—	999
Total held-to-maturity	58,721	—	—	58,721
	$985,322	$18,356	$(403)	$1,003,275

The contractual maturities of debt securities classified as available-for-sale at December 31, 2003 were as follows:

(In thousands)	Cost	Fair Value
Available-for-sale:		
Due within one year	$276,522	$276,578
Due after one year through five years	190,696	190,872
Due after five years through 10 years	—	—
Due after 10 years	8,734	8,727
	$475,952	$476,177

All held-to-maturity debt securities are due within one year and had aggregate fair values of $60.4 million at December 31, 2003.

5. Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is required to be tested for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step.

Goodwill in each reporting unit was tested for impairment as of the beginning of 2002, the fiscal year in which SFAS No. 142 was initially adopted (transitional impairment test). Thereafter, goodwill must be tested for impairment at least annually. The Company completed step one of the transitional impairment test during the second quarter of 2002 and performed its annual impairment test during the fourth quarter of 2003 and 2002. As a result, the Company determined there was no impairment of the recorded goodwill for any of its reporting units as of December 31, 2003 and 2002.

The Company's other intangibles, the majority of which are license agreements having finite lives, are being amortized over their estimated useful lives ranging from three to 10 years. As of December 31, 2003, there is one trade name with a carrying value of approximately $16.9 million, which is deemed to have an indefinite life because it is expected to generate cash flows indefinitely.

The following table presents the transitional disclosures for net income and basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 to reflect the adoption of SFAS No. 142 as of January 1, 2002. Such disclosures add back goodwill amortization to the 2001 results to be comparable with the 2003 and 2002 results, which do not include goodwill amortization in accordance with the adoption of SFAS No. 142:

(In thousands except per share amounts) Year ended December 31,	2003	2002	2001
Net income, as reported	$2,051,192	$4,447,205	$2,285,294
Add back: Goodwill amortization	—	—	153,926
Adjusted net income	$2,051,192	$4,447,205	$2,439,220
Basic earnings per share:			
As reported	$ 1.54	$ 3.35	$ 1.74
Add back: Goodwill amortization	—	—	0.12
Adjusted	$ 1.54	$ 3.35	$ 1.86
Diluted earnings per share:			
As reported	$ 1.54	$ 3.33	$ 1.72
Add back: Goodwill amortization	—	—	0.12
Adjusted	$ 1.54	$ 3.33	$ 1.84

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2003 and 2002 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2002	$2,604,694	$589,004	$531,849	$3,725,547
Goodwill write-off*	(10,035)	—	—	(10,035)
Currency translation adjustments	28,290	1,342	605	30,237
Balance at December 31, 2002	2,622,949	590,346	532,454	3,745,749
Currency translation adjustments	68,823	2,180	1,241	72,244
Balance at December 31, 2003	$2,691,772	$592,526	$533,695	$3,817,993

* *Write-off relates primarily to allocation of goodwill to the Company's generic human injectables product line, which was sold in the 2002 fourth quarter (see Note 2).*

6. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2003	2002
Commercial paper	$ —	$3,787,145
Notes payable:		
5.875% Notes due 2004	500,000	500,000
7.900% Notes due 2005	308,913	1,000,000
6.250% Notes due 2006*	1,000,000	1,000,000
4.125% Notes due 2008	300,000	—
6.700% Notes due 2011	1,500,000	1,500,000
5.250% Notes due 2013	1,500,000	—
5.500% Notes due 2014	1,750,000	—
7.250% Notes due 2023	250,000	250,000
6.450% Notes due 2024	500,000	—
6.500% Notes due 2034	750,000	—
Floating rate convertible debentures due 2024	1,020,000	—
Pollution control and industrial revenue bonds:		
1.75%–5.8% due 2006–2018	71,250	74,250
Other debt:		
0.74%–10.25% due 2004–2009	32,832	38,760
Fair value of debt attributable to interest rate swaps	106,279	200,780
	9,589,274	8,350,935
Less current portion	1,512,845	804,894
	$8,076,429	$7,546,041

* *At December 31, 2003, these Notes were classified as* Loans payable *due to the exercise of a make-whole call option, which was completed in January 2004.*

Other debt-related information at December 31 was as follows:

(Dollars in thousands)	2003	2002
Fair value of outstanding debt	$10,084,809	$8,471,800
Weighted average interest rate on outstanding commercial paper	—	1.87%
Weighted average remaining maturity on outstanding commercial paper	—	25 days

Revolving Credit Facilities

In March 2002, the Company renewed its $3,000.0 million, 364-day credit facility (which supported borrowings under the commercial paper program) for an additional 364-day term. The portion of commercial paper outstanding at December 31, 2002 supported by this credit facility was classified as *Long-term debt* since the Company intended, and had the ability, to refinance these obligations through either the issuance of additional commercial paper or the extension of its credit facility for an additional year upon its termination in March 2003.

In March 2003, the Company replaced its $3,000.0 million, 364-day facility with credit facilities totaling $2,700.0 million. These credit facilities are composed of a $1,350.0 million, 364-day facility and a $1,350.0 million, three-year facility. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the March 2002 credit facility. The Company had no commercial paper outstanding as of December 31, 2003.

The proceeds from the credit facilities may be used to support commercial paper and the Company's general corporate and working capital requirements. At December 31, 2003 and 2002, there were no borrowings outstanding under the facilities.

Notes and Debentures

During the past three years, the Company issued Senior Notes (Notes) and Convertible Senior Debentures (Debentures) totaling $8,820.0 million. The transactions were completed as follows:

- $3,000.0 million of Notes and $1,020.0 million of Debentures issued in December 2003
- $1,800.0 million of Notes issued February 11, 2003
- $3,000.0 million of Notes issued March 30, 2001

December 2003 Issuance

On December 11, 2003, the Company issued $3,000.0 million of Notes through a registered public offering. These Notes consisted of three tranches, which pay interest semiannually on February 1 and August 1, as follows:

- $1,750.0 million 5.500% Notes due February 1, 2014
- $500.0 million 6.450% Notes due February 1, 2024
- $750.0 million 6.500% Notes due February 1, 2034

Concurrent with the above-noted issuance of Notes, on December 16, 2003, the Company completed the private placement of $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 through an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act). Interest on the Debentures will accrue at the rate of six-month London Interbank Offering Rate (LIBOR) minus 0.50% (but in no event less than 0%) and is payable semiannually on January 15 and July 15.

The Debentures contain a number of conversion features that include substantive contingencies. The Debentures are convertible by the holders at an initial conversion rate of 16.559 shares of the Company's common stock for each $1,000 principal amount of the Debentures, which is equal to an initial conversion price of $60.39 per share. The holders may convert their Debentures, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period (2) at any time after December 31, 2022 and prior to maturity if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; and (5) if the credit rating assigned to the Debentures by either Moody's or Standard & Poor's (S&P) is lower than Baa3 or BBB–, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause). Since the contingencies surrounding the conversion features of the Debentures are considered substantive, the shares to be potentially issued upon the occurrence of a conversion event will be excluded from the earnings per share calculation until such time as a contingency lapses and the effect of issuing such shares is dilutive.

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may convert such note to shares of the Company's common stock. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the offering memorandum issued in conjunction with the private placement of the Debentures.

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause had a zero fair value at December 31, 2003.

February 11, 2003 Issuance

On February 11, 2003, the Company issued $1,800.0 million of Notes through a registered public offering. The issuance consisted of two tranches of Notes, which pay interest semiannually, as follows:

- $300.0 million 4.125% Notes due March 1, 2008 with interest payments due on March 1 and September 1
- $1,500.0 million 5.25% Notes due March 15, 2013 with interest payments due on March 15 and September 15

March 30, 2001 Issuance

On March 30, 2001, the Company issued $3,000.0 million of Notes. These Notes consisted of three tranches, which pay interest semiannually on March 15 and September 15, in a transaction exempt from registration under the Securities Act, pursuant to Rule 144A, as follows:

- $500.0 million 5.875% Notes due March 15, 2004
- $1,000.0 million 6.25% Notes due March 15, 2006 (subsequently repurchased through the exercise of a make-whole call option discussed below)
- $1,500.0 million 6.70% Notes due March 15, 2011

As of June 15, 2001, pursuant to an exchange offer made by the Company, substantially all of the Notes had been exchanged for new Notes, which have almost identical terms and which have been registered under the Securities Act.

Other

In addition to the $7,800.0 million of Notes described above and the $1,020.0 million of Debentures, the Company has outstanding the following non-callable, unsecured and unsubordinated debt instruments at December 31, 2003:

- $308.9 million 7.90% Notes due February 2005 with interest payments due on February 15 and August 15 (originally $1,000.0 million in principal issued of which $691.1 million was repurchased through the December 2003 redemption discussed below)
- $250.0 million 7.25% Notes due March 2023 with interest payments due on March 1 and September 1

At December 31, 2003, the aggregate maturities of debt during the next five years and thereafter are as follows:

(In thousands)	
2004	$1,512,845
2005	329,088
2006	12,553
2007	453
2008	312,546
Thereafter	7,421,789
Total debt	$9,589,274

Interest Rate Swaps

The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on its Notes to a floating rate, which is based on LIBOR. See Note 9 for further discussion of the interest rate swaps.

		Notional Amount (In thousands)	
Hedged Notes Payable	Swap Rate	2003	2002
$1,750.0 million, 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	$750,000	$ —
	6-month LIBOR in arrears + 0.6085%	650,000	—
	6-month LIBOR in arrears + 0.6085%	350,000	—
1,500.0 million, 6.700% due 2011	3-month LIBOR + 0.8392%	750,000	750,000
	3-month LIBOR + 0.8267%	750,000	750,000
1,500.0 million, 5.250% due 2013	6-month LIBOR + 0.8210%	800,000	—
	6-month LIBOR + 0.8210%	700,000	—
500.0 million, 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	250,000	—
300.0 million, 4.125% due 2008	6-month LIBOR + 0.6430%	150,000	—
	6-month LIBOR + 0.6430%	150,000	—

Credit Rating Trigger and Interest Expense Impact
The interest rate payable on each of the tranches of $7,800.0 million of Notes is subject to a 0.25-percentage-point increase per level of downgrade in the Company's credit rating by Moody's or S&P. There is no adjustment to the interest rate payable on these Notes for the first single-level downgrade in the Company's credit rating by S&P. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on these Notes is subject to a 0.25-percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes, thereafter, will become the effective interest rate until maturity. The following table summarizes, by respective Note, the maximum interest rate adjustment and the additional annual interest expense for every 0.25-percentage-point increase in the interest rate as of December 31, 2003:

Notes Payable	Maximum Interest Rate Adjustment	Incremental Annual Interest Expense per 0.25% Adjustment (In thousands)
$1,750.0 million, 5.500%	1.75%	$ 4,375
1,500.0 million, 6.700%*	2.00%	3,750
1,500.0 million, 5.250%*	2.00%	3,750
1,000.0 million, 6.250%*	2.00%	2,500
750.0 million, 6.500%	1.75%	1,875
500.0 million, 6.450%	1.75%	1,250
500.0 million, 5.875%*	2.00%	1,250
300.0 million, 4.125%*	2.00%	750
		$19,500

* *As of December 31, 2003, interest rates on these Notes increased 0.25% due to Moody's credit rating downgrade discussed below. As a result, the Company will incur incremental annual interest expense of $9.5 million, which excludes additional interest expense on the $1,000.0 million, 6.250% Notes due to the exercise of a make-whole call option completed in January 2004, discussed herein.*

On October 22, 2003, Moody's placed the Company's A3 senior unsecured credit rating (long-term rating) under review for possible downgrade pending discussions with the Company; on the same day, Moody's confirmed the Company's Prime-2 (P-2) short-term rating. In addition, on October 24, 2003, Fitch Ratings (Fitch) downgraded the Company's senior unsecured credit rating (long-term rating) to A- from A, its commercial paper credit rating (short-term rating) to F-2 from F-1 and placed both ratings on "Rating Watch Negative" pending further discussions with the Company. As a result of the short-term credit rating downgrade by Fitch, the Company's commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market. Finally, on November 10, 2003, S&P placed the Company's A long-term and A-1 short-term corporate credit ratings on "CreditWatch" with negative implications pending discussions with the Company.

Subsequent to meeting with the Company, on December 4, 2003, Moody's affirmed the Company's P-2 short-term rating and downgraded the Company's long-term rating to Baa1. In addition, on December 4, 2003, Fitch affirmed the Company's F-2 short-term and A- long-term ratings. Finally, on December 8, 2003, S&P affirmed the Company's A-1 short-term and A long-term ratings. As a result of Moody's long-term credit ratii downgrade, the Company will incur incremental annual interes expense of $9.5 million in 2004 and thereafter on $3,800.0 million of Notes.

Interest Expense, net
The components of *Interest expense, net* are as follows:

(In thousands) Year Ended December 31,	2003	2002	2(
Interest expense	$298,303	$382,168	$395,4
Interest income	(79,363)	(92,108)	(154,7
Less: Amount capitalized for capital projects	(115,800)	(88,008)	(94,2
Interest expense, net	$103,140	$202,052	$146,3

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2003, 2002 and 2001 amounted to $299.7 million, $375.8 million and $331.7 mi lion, respectively.

Debt Extinguishment
In December 2003, the Company completed the redemption of $691.1 million of its $1,000.0 million aggregate principal amour of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2003, which were classified as *Long-term debt.* In addition, the Company exercised a make-whole call option on its $1,000.0 million aggr gate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended on January 12 2004, and as a result, as of December 31, 2003, the $1,000.0 mil lion aggregate principal amount of 6.25% Notes due 2006 were classified as *Loans payable.* On January 12, 2004, the $1,000.0 million 6.25% Notes due 2006 were redeemed in full.

In order to fund the Note repurchases, and for other general purposes, the Company issued $3,000.0 million of Notes and $1,020.0 million of Debentures in December 2003 as further discussed above. In connection with the Note repurchases, the Company incurred early debt extinguishment costs of $152.0 million that primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs. The Company recorded its debt extinguishment costs as a component of results from continuing operations within *Special charges* on the consol idated statement of operations for the year ended December 31, 2003. See Note 3 for further discussion of special charges.

7. Other Noncurrent Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* diet drug litigation (see Note 14), reserves relating to income taxes, environmental matters, product liability and other litigation, pension and other employee benefit liabilities, and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $325.8 million and $379.7 million at December 31, 2003 and 2002, respectively. Environmental-related accruals have been recorded without giving effect to any possible future insurance proceeds. See Note 14 for discussion of contingencies.

The Company provides an incentive program to employees, the Performance Incentive Award Program (PIA), which provides financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA. The value of PIA awards for 2003, 2002 and 2001 was $150.7 million, $39.6 million and $117.3 million, respectively. Through 1998, the Company provided incentive awards under the Management Incentive Plan (MIP), which provided for cash and deferred contingent common stock awards to key employees. Deferred contingent common stock awards plus accrued dividends, related to the MIP program, totaling 651,287 and 798,304 shares were outstanding at December 31, 2003 and 2002, respectively.

8. Pensions and Other Postretirement Benefits

Plan Descriptions

Pensions

The Company sponsors various retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Total pension expense for both defined benefit and defined contribution plans for 2003, 2002 and 2001 was $302.4 million, $208.5 million and $141.9 million, respectively. Pension expense for defined contribution plans for 2003, 2002 and 2001 totaled $73.4 million, $71.1 million and $67.0 million, respectively.

Generally, contributions to defined contribution plans are based on a percentage of the employee's compensation. The Company's 401(k) savings plans have been established for substantially all U.S. employees. Certain employees are eligible to enroll in the plan on their hire date and can contribute between 1% and 16% of their base pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including the Company's common stock. All contributions to the Company's common stock, whether by employee or employer, can be transferred to other fund choices daily.

Pension plan benefits for defined benefit plans are based primarily on participants' compensation and years of credited service. Pension plan assets to fund the Company's obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company. The Company's U.S. pension plan asset allocation, by broad asset class, was as follows at December 31, 2003 and 2002, respectively:

	Percentage of Plan Assets as of December 31,	
Asset Class	2003	2002
U.S. Equity	49%	48%
Non-U.S. Equity	21%	20%
U.S. Fixed Income and Cash	30%	32%

U.S. pension plan (the Plan) assets totaled $3,261.6 million and $2,916.8 million at December 31, 2003 and 2002, respectively. Investment responsibility for these assets is assigned to outside investment managers, and employees do not have the ability to direct these assets. Each of the Plan's asset classes are broadly diversified by security type, market capitalization (e.g., exposure to "large cap" and "small cap") and investment style (e.g., exposure to "growth" and "value"). Every attempt is made to maintain asset class exposure closely in line with prevailing target asset allocation percentages – U.S. Equity (50%), Non-U.S. Equity (20%) and U.S. Fixed Income (30%) – through monthly rebalancing toward those targets.

Within U.S. Equity, the Company uses a combination of passive index, enhanced index and active investment strategies. Investment vehicles utilized within these classes include both separately managed accounts and diversified funds. The Plan's enhanced index and active investment managers are prohibited from investing in the Company's common stock.

The Company's Non-U.S. Equity composite is invested almost entirely in mature or developed markets (i.e., minimal exposure to emerging markets) using a combination of passive and active investment strategies. Investment vehicles used include separately managed accounts and diversified funds.

The U.S. Fixed Income investment class is invested almost exclusively in securities categorized as "investment grade" using active investment strategies. Investment vehicles utilized for U.S. Fixed Income also include separately managed accounts and diversified funds. The Plan's separate account managers are prohibited from investing in debt securities issued by the Company.

The Plan's assets are managed with the objective of minimizing pension expense and cash contributions over the long term. With the assistance of the Company's outside pension consultant, asset-liability studies are performed every three to five years, and the Plan's target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account in which the Plan invests are prohibited from investing in derivative securities. With respect to the diversified funds in which the Plan invests, the existing investment guidelines permit derivative securities in the portfolio, but the use of leverage (i.e., margin borrowing) is strictly prohibited.

Investment performance by total Plan, asset class and individual manager is reviewed on a monthly basis, relative to one or more appropriate benchmarks. On a quarterly basis, the pension consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager approximately twice per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits for retired employees of most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and service requirements.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost

The Company uses a December 31 measurement date for the majority of its defined benefit plans. The change in the projected benefit obligation for the Company's defined benefit plans (principally U.S.) for 2003 and 2002 was as follows:

	Pensions		Other Postretirement Benefits	
Change in Projected Benefit Obligation (In thousands)	2003	2002	2003	200
Projected benefit obligation at January 1	$3,894,769	$3,316,032	$1,433,126	$1,270,08
Service cost	119,446	95,695	38,093	31,76
Interest cost	249,031	233,169	94,281	87,68
Amendments and other adjustments	(2,436)	95,537	(132,301)	(38,33
Net actuarial loss	338,845	418,212	213,722	170,30
Settlements	(31,537)	—	—	-
Benefits paid	(433,072)	(302,082)	(97,370)	(88,70
Currency translation adjustment	76,270	38,206	3,241	33
Projected benefit obligation at December 31	$4,211,316	$3,894,769	$1,552,792	$1,433,12

Amendments to the other postretirement benefit plans, effective December 31, 2003, consisted of an increase in prescription drug copayment charges for all retirees and an increase in the medical plan deductible for post-2002 retirees. The increase of $131.0 million in pension benefits paid related to lump sum pension payments for employees whose positions were eliminated in connection with the Company's restructuring programs. The increase in the net actuarial loss for other postretirement benefits of $43.4 million resulted primarily from a change in the assumption for future increases in per capita cost of health care benefits and other changes in actuarial assumptions.

At December 31, 2003 and 2002, the accumulated benefit obligation (ABO) for the Company's defined benefit pension plans was $3,670.0 million and $3,449.3 million, respectively. Projected benefit obligation, ABO and fair value of plan assets for defined benefit pension plans with an ABO in excess of plan assets were as follows:

	December 31,	
(In thousands)	2003	200
Projected benefit obligation	$706,035	$614,73
Accumulated benefit obligation	624,972	548,72
Fair value of plan assets	239,362	218,90

The change in plan assets for the Company's defined benefit plans (principally U.S.) for 2003 and 2002 was as follows:

	Pensions		Other Postretirement Benefits	
Change in Plan Assets (In thousands)	2003	2002	2003	200
Fair value of plan assets at January 1	$3,215,028	$2,738,622	$ —	$ -
Actual return on plan assets	583,366	(215,402)	—	-
Amendments and other adjustments	—	67,175	—	-
Settlements	(31,537)	—	—	-
Company contributions	230,787	909,602	97,370	88,70
Benefits paid	(433,072)	(302,082)	(97,370)	(88,70
Currency translation adjustment	38,698	17,113	—	-
Fair value of plan assets at December 31	$3,603,270	$3,215,028	$ —	$ -

In December 2003, the Company made a contribution to the U.S. qualified defined benefit pension plans of $162.0 million. The 2003 contribution was made to fund current pension expense for the U.S. qualified defined benefit pension plans. The decline in the global equity markets that occurred during 2001 and 2002 contributed significantly to the decrease in the plan assets for those years. As such, the Company made a contribution to the U.S. qualified defined benefit pension plans of $875.0 million in 2002 in anticipation of future statutory funding requirements. The contributions made during the last two years fully funded the primary U.S. defined benefit pension plan on an ABO basis.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2003 and 2002 as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $96.0 million and $85.0 million at December 31, 2003 and 2002, respectively.

The Company expects to contribute approximately $135.0 million to the U.S. qualified and non-qualified defined benefit pension plans and approximately $96.0 million to its other postretirement benefit plans in 2004.

The reconciliation of funded status and the amounts recognized in the consolidated balance sheets for the Company's defined benefit plans (principally U.S.) for 2003 and 2002 were as follows:

Reconciliation of Funded Status (In thousands)	Pensions		Other Postretirement Benefits	
	2003	2002	2003	2002
Funded status	$ (608,046)	$ (679,741)	$(1,552,792)	$(1,433,126)
Unrecognized net actuarial loss	1,383,581	1,459,416	603,346	406,684
Unrecognized prior service cost	38,834	55,283	(153,691)	(23,639)
Unrecognized net transition obligation	4,269	4,717	—	—
Net amount recognized	$ 818,638	$ 839,675	$(1,103,137)	$(1,050,081)

The unrecognized net actuarial loss for pensions was impacted by the decline in the global equity markets discussed above and will be amortized through the net periodic benefit cost over the remaining estimated service life of employees to the extent the unrecognized net actuarial loss exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets.

Amount Recognized in the Consolidated Balance Sheets (In thousands)	Pensions	
	2003	2002
Prepaid benefit cost	$1,096,563	$1,084,072
Accrued benefit liability	(390,385)	(335,421)
Intangible asset	11,371	19,943
Accumulated other comprehensive loss	101,089	71,081
Net amount recognized	$ 818,638	$ 839,675

Net periodic benefit cost for the Company's defined benefit plans (principally U.S.) for 2003, 2002 and 2001 was as follows:

Components of Net Periodic Benefit Cost (In thousands)	Pensions			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 119,446	$ 95,695	$ 78,634	$ 38,093	$ 31,764	$ 24,179
Interest cost	249,031	233,169	226,786	94,281	87,681	76,966
Expected return on plan assets	(270,502)	(236,490)	(246,449)	—	—	—
Amortization of prior service cost	8,399	7,146	11,720	(2,249)	2,003	2,003
Amortization of transition obligation	1,098	1,057	1,999	—	—	—
Recognized net actuarial loss	104,367	36,798	2,250	18,703	7,164	127
Settlement loss	17,155	—	—	—	—	—
Net periodic benefit cost	$ 228,994	$ 137,375	$ 74,940	$148,828	$128,612	$103,275

Net periodic pension benefit cost was higher in 2003 as compared with 2002 due primarily to increases in the service cost and the recognized net actuarial loss. The increase in service cost arose primarily from changes in assumptions used to estimate expected lump sum distributions as well as a decrease in the discount rate associated with determining net periodic benefit cost as described in the Plan Assumptions section herein. The recognized net actuarial loss increased as a result of amortizing deferred actuarial losses from prior periods as discussed above.

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations and net periodic benefit cost at December 31 were as follows:

Benefit Obligations	Pensions			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

Net Periodic Benefit Cost	Pensions			Other Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Discount rate	6.75%	7.25%	7.50%	6.75%	7.25%	7.50%
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—
Expected return on plan assets	9.00%	9.00%	9.25%	—	—	—

The expected return on plan assets is determined on an annual basis, with input from the Company as well as an outside pension consultant. Every attempt is made to maintain a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

- expected economic growth and inflation;
- the forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plan invests;
- forecasted volatility for each of the component asset classes;
- current yields on debt securities; and
- the likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

The change in assumed health care cost trend for the Company's other postretirement benefit plans for 2003, 2002 and 2001 was as follows:

	Other Postretirement Benefits		
Assumed Health Care Cost Trend	2003	2002	2001
Health care cost trend rate assumed for next year	11.00%	9.50%	9.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2008	2006	2005

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost	$ 20,211	$ (16,218)
Effect on postretirement benefit obligation	201,413	(165,659)

9. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either net income (loss) or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative. The fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain or loss if settlement were to take place on December 31, 2003. The fair value of option contracts reflects the present value of future cash flows if the contracts were settled on December 31, 2003.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1. Short-term foreign exchange forward contracts and swap contracts are used to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded net losses of $92.6 million and $88.1 million for 2003 and 2002, respectively, and a net gain of $28.7 million for 2001 in *Other income, net* related to gains and losses on these foreign exchange forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2003, 2002 and 2001, as well as contracts outstanding at December 31, 2003, 2002 and 2001 that are recorded at fair value.
2. The Company uses foreign currency put options and foreign currency forward contracts in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges; and, accordingly, any unrealized gains or losses are included in *Accumulated other comprehensive loss* with the corresponding asset or liability recorded on the balance sheet. The Company recorded after-tax net losses of $47.2 million and $17.6 million for 2003 and 2002, respectively, and an after-tax net gain of $4.4 million for 2001 in *Accumulated other comprehensive loss* with the corresponding assets/liabilities recorded in *Other current assets including deferred taxes/ Accrued expenses* related to these cash flow hedges. The unrealized net losses in *Accumulated other comprehensive loss* will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. As such, the Company anticipates recognizing these net losses during the next 12 months. The Company recognized net losses of $41.2 million and $12.1 million for 2003 and 2002, respectively, and net gains of $33.8 million for 2001 included in *Other income, net* related to these cash flow hedges. Put option contracts outstanding as of December 31, 2003 expire no later than September 2004.

Occasionally, the Company purchases foreign currency put options outside of the cash flow hedging program to protect additional intercompany inventory sales. These put options do not qualify as cash flow hedges and were recorded at fair value with all gains or losses, which were not significant for 2003, recognized in current period earnings. The Company did not purchase any foreign currency put options outside of the cash flow hedging program during 2002.

In addition to the programs identified above, the Company had entered into a foreign exchange forward contract to hedge against foreign exchange fluctuations on a yen-denominated long-term intercompany loan to the Company's Japanese subsidiary. This forward contract had been designated as and qualified for foreign currency cash flow hedge accounting treatment. As of December 31, 2002 and 2001, the Company had recorded after-tax gains of $3.3 million and $3.5 million, respectively, in *Accumulated other comprehensive loss* relating to the unrealized gains on this foreign exchange forward contract. As of December 31, 2003, this foreign exchange forward contract had matured, resulting in a realized gain of $6.4 million included in *Other income, net.*

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

(In thousands) Hedged Notes Payable	Notional Amount	Fair Value Assets (Liabilities)*		Maturity Date
		2003	2002	
$1,750,000, 5.500%	$750,000	$ (4,776)	$ —	2014
	650,000	(5,954)	—	2014
	350,000	(2,224)	—	2014
1,500,000, 6.700%	750,000	79,077	100,938	2011
	750,000	78,624	99,842	2011
1,500,000, 5.250%	800,000	(17,104)	—	2013
	700,000	(16,360)	—	2013
500,000, 6.450%	250,000	(2,912)	—	2024
300,000, 4.125%	150,000	(1,452)	—	2008
	150,000	(640)	—	2008
		$106,279	$200,780	

* *Fair value amounts exclude accrued interest.*

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in *Other assets including deferred taxes* with the corresponding adjustment recorded to the respective underlying Notes in *Long-term debt.*

10. Income Taxes

The provision (benefit) for federal and foreign income taxes consisted of:

(In thousands) Year Ended December 31,	2003	2002	2001
Current:			
Federal	$ 239,006	$ 159,487	$ (96,805)
Foreign	488,419	381,018	412,438
	727,425	540,505	315,633
Deferred:			
Federal	(405,587)	1,126,839	270,144
Foreign	(11,418)	(17,304)	(2,324)
	(417,005)	1,109,535	267,820
	$ 310,420	$1,650,040	$583,453

Net deferred tax assets inclusive of valuation allowances were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	2003	2002
Net current deferred tax assets	$1,474,664	$1,197,298
Net noncurrent deferred tax assets	1,304,593	840,377
Net current deferred tax liabilities	(17,163)	(9,847)
Net noncurrent deferred tax liabilities	(31,036)	(37,796)
Net deferred tax assets	$2,731,058	$1,990,032

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves, which currently are not deductible for tax purposes. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes and contributions made to the Company's pension plans.

The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	2003	2002
Deferred tax assets:		
Diet drug product litigation accruals	$ 1,230,779	$ 682,927
Product litigation and environmental liabilities and other accruals	641,082	581,478
Postretirement, pension and other employee benefits	651,357	579,547
Net operating loss and other tax credit carryforwards	353,635	1,228,939
Goodwill impairment	44,853	48,836
Restructuring	39,630	74,551
Inventory reserves	241,968	163,936
Investments and advances	22,570	27,685
Property, plant and equipment	133,164	62,567
Research and development costs	431,294	493,303
Intangibles	76,383	63,288
Other	59,591	57,991
Total deferred tax assets	3,926,306	4,065,048
Deferred tax liabilities:		
Tax on earnings which may be remitted to the United States	(205,530)	(700,000)
Depreciation	(419,923)	(343,762)
Pension and other employee benefits	(380,504)	(345,606)
Investments	(6,791)	(478,441)
Other	(151,293)	(158,570)
Total deferred tax liabilities	(1,164,041)	(2,026,379)
Deferred tax asset valuation allowances	(31,207)	(48,637)
Net deferred tax assets	$ 2,731,058	$ 1,990,032

Valuation allowances have been established for certain deferred tax assets related to environmental liabilities and other operating accruals as the Company determined that it was more likely than not that these benefits will not be realized.

The Company had previously provided $700.0 million of income taxes on unremitted earnings from its international subsidiaries that may be remitted to the United States. In 2003, $494.5 million of that provision was utilized as the Company repatriated foreign earnings leaving a $205.5 million balance of deferred taxes related to foreign earnings, which may be remitted. As of December 31, 2003, income taxes were not provided on unremitted earnings of $6,435.3 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, they would approximate $1,523.1 million.

Reconciliations between the Company's effective tax rate and the U.S. statutory rate, excluding the diet drug litigation charges in 2003, 2002 and 2001 (see Note 14), gains relating to Immunex/Amgen common stock transactions (see Note 2), and special charges in 2003 and 2002 (see Note 3), were as follows:

Tax Rate Year Ended December 31,	2003	2002	2001
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of Puerto Rico and Ireland manufacturing operations	(11.0)	(10.3)	(9.1)
Research credits	(1.7)	(1.9)	(2.1)
Goodwill amortization	—	—	1.2
Other, net	(1.0)	(1.7)	(0.9)
Effective tax rate	21.3%	21.1%	24.1%

Including the effect of the 2003 diet drug litigation charge and special charge (which had tax benefits of 35.0% and 27.1%, respectively) and gains relating to Immunex/Amgen common stock transactions (which had a tax provision of 35.1%), the overall effective tax rate in 2003 was 13.1%. Including the effect of the 2002 diet drug litigation charge and special charge (which had tax benefits of 35.0% and 31.5%, respectively) and gains relating to Immunex/Amgen common stock transactions (which had a tax provision of 35.6%), the overall effective tax rate in 2002 was 27.1%. Including the effect of the 2001 diet drug litigation charge (which had a 35.3% tax benefit), the overall effective tax rate in 2001 was 20.3%.

Total income tax payments, net of tax refunds, in 2003, 2002 and 2001 amounted to $576.9 million, $535.8 million and $493.6 million, respectively.

The U.S. Internal Revenue Service (IRS) has completed its examination of the Company's tax returns for all years through 1993, and there are no material unresolved issues outstanding for those years. The IRS currently is examining the Company's returns for the years 1994 through 1997.

There were no material revisions to prior year taxes in the years presented.

11. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2003 and 2002. Of the authorized preferred shares, there is a series of shares (16,934 and 18,318 outstanding at December 31, 2003 and 2002, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common shares during 2003, 2002 and 2001 were as follows:

(In thousands except shares of preferred stock)	2003	2002	2001
Balance at January 1	1,326,055	1,320,570	1,311,774
Issued for stock options	6,310	7,233	8,550
Purchases of common stock for treasury	—	(2,000)	—
Conversions of preferred stock (1,384, 2,168 and 1,462 shares in 2003, 2002 and 2001, respectively) and other exchanges	87	252	246
Balance at December 31	1,332,452	1,326,055	1,320,570

The Company has a common stock repurchase program under which the Company is authorized to repurchase common shares. The Company made no repurchases during 2003 but did repurchase 2,000,000 shares in 2002. At December 31, 2003, the Company was authorized to repurchase 4,492,460 common shares in the future.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2003 and 2002 were 89,930,211 and 96,276,705, respectively. The Company has not retired any shares held in treasury during 2003 and 2002.

In 2003, the Board of Directors terminated the Company's Series A Junior Participating Preferred Stock Shareholder Rights Plan effective December 15, 2003.

12. Stock Options

As of December 31, 2003, the Company has three Stock Incentive Plans, a Stock Option Plan for Non-Employee Directors and a Restricted Stock Plan for Non-Employee Directors. Under the Stock Incentive Plans, options may be granted to purchase a maximum of 190,000,000 shares at prices not less than 100% of the fair market value of the Company's common stock on the date the option is granted. Restricted stock also may be granted under the plans. At December 31, 2003, there were 34,842,456 shares available for future grants under the Stock Incentive Plans.

The plans provide for the granting of incentive stock options as defined under the Internal Revenue Code. Under the plans, grants of non-qualified stock options with a 10-year term or incentive stock options with a term not exceeding 10 years may be made to selected officers and employees. All stock option grants vest ratably over a three-year term. The plans also provide for the granting of stock appreciation rights (SAR), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2003, there were no outstanding SARs.

The Stock Incentive Plans allow for, among other things, the issuance of up to 24,000,000 shares, in the aggregate, as restricted stock awards. Restricted stock awards representing 978,990, 326,510 and 290,995 units were granted in 2003, 2002 and 2001, respectively, to certain employees, including key executives. The increase in 2003 awards was due to a substantial increase in the number of executives receiving restricted stock awards and an increase in the size of individual awards due to a reallocation of value to restricted stock in total long-term incentive compensation. Most of these units are converted to shares of restricted stock based on the achievement of certain performance criteria related to performance years 2001 through 2005. The remaining units are converted generally at the end of four years.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares may be granted to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Under this plan, each continuing director who is not a current or former employee receives a grant of stock options (currently 4,000 options per year) on the day of each annual meeting of stockholders, which generally become exercisable on the next annual meeting date. During each of the years ended December 31, 2003, 2002 and 2001, 36,000 stock options were granted to non-employee directors. Shares available for future grants at December 31, 2003 were 100,000.

Under the Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered prior to the end of a five-year restricted period. At December 31, 2003, 61,600 shares were available for future grants.

Stock option information related to the plans was as follows:

Stock Options	2003	Weighted Average Exercise Price	2002	Weighted Average Exercise Price	2001	Weighted Average Exercise Price
Outstanding at January 1	122,811,755	$50.47	100,003,072	$48.57	82,751,313	$43.74
Granted	22,903,370	41.08	32,907,776	52.29	28,360,196	56.89
Canceled/forfeited	(6,263,646)	53.13	(2,866,185)	56.67	(2,558,655)	57.36
Exercised (2003 – $14.52 to $46.81 per share)	(6,309,540)	22.47	(7,232,908)	30.09	(8,549,782)	26.74
Outstanding at December 31	133,141,939	50.05	122,811,755	50.47	100,003,072	48.57
Exercisable at December 31	83,798,898	51.31	68,484,510	47.57	57,205,798	41.93

The following table summarizes information regarding stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$14.52 to 19.99	4,609,722	1.3 years	$18.85	4,609,722	$18.85
20.00 to 29.99	2,299,487	2.3 years	26.28	2,299,487	26.28
30.00 to 39.99	19,292,001	6.2 years	35.52	12,106,147	35.80
40.00 to 49.99	22,278,010	9.2 years	41.28	725,791	44.20
50.00 to 59.99	47,249,956	6.4 years	55.24	40,128,401	55.02
60.00 to 65.32	37,412,763	7.0 years	61.51	23,929,350	61.80
	133,141,939			83,798,898	

13. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of foreign currency translation adjustments, net unrealized gains (losses) on derivative contracts, net unrealized gains (losses) on marketable securities and minimum pension liability adjustments. The following table sets forth the changes in each component of *Accumulated other comprehensive loss*:

(In thousands)	Foreign Currency Translation Adjustments[1]	Net Unrealized Gains (Losses) on Derivative Contracts[2]	Net Unrealized Gains (Losses) on Marketable Securities[2]	Minimum Pension Liability Adjustments[2]	Accumulate Othe Comprehensiv Los
Balance January 1, 2001	$(685,463)	$ —	$ 12,904	$ —	$(672,55
Period change	(166,200)	7,865	(2,134)	—	(160,46
Balance December 31, 2001	(851,663)	7,865	10,770	—	(833,02
Period change	226,797	(22,132)	520,483	(47,691)	677,45
Balance December 31, 2002	(624,866)	(14,267)	531,253	(47,691)	(155,57
Period change[3]	691,362	(32,887)	(507,334)	(22,057)	129,08
Balance December 31, 2003	$ 66,496	$(47,154)	$ 23,919	$(69,748)	$ (26,48

(1) Income taxes are generally not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2003, 2002 and 2001 were $24,300, $9,500 and $(1,000), respectively; for net unrealized gains on marketable securities at December 31, 2003 and 2002 were $(6,144) and $(279,200), respectively; and for minimum pension liability adjustments at December 31, 2003 and 2002 were $31,341 and $23,390, respectively.

(3) 2003 period change for net unrealized gains (losses) on marketable securities includes a realized gain on the sales of Amgen common stock reclassified to net income of $515,114.

14. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability and environmental matters of a nature considered normal to its business (see Note 7 for discussion of environmental matters). It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

In the opinion of the Company, although the outcome of any legal proceedings cannot be predicted with certainty, the ultimate liability of the Company in connection with its legal proceedings (other than the diet drug litigation discussed immediately below) will not have a material adverse effect on the Company's financial position but could be material to the results of operations or cash flows in any one accounting period.

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux*, which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or *Pondimin*, independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease.

On October 7, 1999, the Company announced a nationwide class action settlement (the settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. The settlement covered all claims arising out of the use of *Redux* or *Pondimin*, except for claims of primary pulmonary hypertension (PPH), and was open to all *Redux* or *Pondimin* users in the United States.

On November 23, 1999, U.S. District Judge Louis C. Bechtle granted preliminary approval of the settlement and directed that notice of the settlement terms be provided to class members. The notice program began in December 1999. In early May 2000, the district court held a hearing on the fairness of the terms of the settlement, with an additional one-day hearing on August 10, 2000. On August 28, 2000, Judge Bechtle issued an order approving the settlement. Several appeals were taken from that order to the U.S. Court of Appeals for the Third Circuit. All but one of those appeals were withdrawn during 2001, and, on August 15, 2001, the Third Circuit affirmed the approval of the settlement. When no petitions to the U.S. Supreme Court for certiorari were filed by January 2, 2002, the settlement was deemed to have received final judicial approval on January 3, 2002.

As originally designed, the settlement was comprised of two settlement funds. Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A has been fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims.

In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement which provided for the merger of Funds A and B into a combined fund which now will cover all expenses and injury claims in connection with the settlement. The effect of the merger is to accelerate the spillover of the expected remainder in Fund A, which now is available to pay Fund B claims. The merger of the two funds took place in January 2003.

Payments into the settlement fund were $822.7 million and $936.7 million in 2002 and 2001, respectively. There were no payments made in 2003. Payments into the fund may continue, if necessary, until 2018.

Diet drug users choosing to opt out of the settlement class were required to do so by March 30, 2000. The settlement agreement also gave class members who participate in the settlement the opportunity to opt out of the settlement at two later stages, although they remain members of the class and there are restrictions on the nature of claims they can pursue outside of the settlement. Class members who were diagnosed with certain levels of valvular regurgitation within a specified time frame could opt out following their diagnosis and prior to receiving any further benefits under the settlement (Intermediate opt outs). Class members who were diagnosed with certain levels of regurgitation and who elect to remain in the settlement, but who later develop a more severe valvular condition, may opt out at the time the more serious condition develops (Back-End opt outs). Under either of these latter two opt out alternatives, class members may not seek or recover punitive damages, may sue only for the condition giving rise to the opt out right, and may not rely on verdicts, judgments or factual findings made in other lawsuits. The Sixth Amendment to the settlement agreement also gave certain class members an additional opt out right, which is discussed below.

On January 18, 2002, as collateral for the Company's financial obligations under the settlement, the Company established a security fund in the amount of $370.0 million. In April 2002, pursuant to an agreement among the Company, class counsel and representatives of the settlement trust, an additional $45.0 million (later reduced to $35.0 million) was added to the security fund. In February 2003, as required by the amendment to the settlement agreement merging the two settlement funds discussed above, an additional $535.2 million was added by the Company to the security fund, bringing the total amount in the security fund to $940.2 million, which is primarily included in *Other current assets including deferred taxes,* at December 31, 2003. The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade.

The Company recorded an initial litigation charge of $4,750.0 million ($3,287.5 million after-tax or $2.51 per share) in connection with the *Redux* and *Pondimin* litigation in 1999, an additional charge of $7,500.0 million ($5,375.0 million after-tax or $4.11 per share) in 2000, a third litigation charge of $950.0 million ($615.0 million after-tax or $0.46 per share) in 2001, a fourth charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share) in 2002 and a fifth litigation charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share) in the 2003 third quarter.

Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $434.2 million, $1,307.0 million and $7,257.9 million for 2003, 2002 and 2001, respectively.

The remaining litigation accrual is classified as follows at December 31:

(In thousands)	2003	2002
Accrued expenses	$2,000,000	$ 925,000
Other noncurrent liabilities	1,516,500	1,025,700
Total litigation accrual	$3,516,500	$1,950,700

The number of individuals who have filed claims within the settlement that allege significant heart valve disease (known as matrix claims) has been higher than had been anticipated. The settlement agreement grants the Company access to claims data maintained by the settlement trust (the Trust). Based on its review of those data, the Company understands that, as of December 31, 2003, the Trust had recorded approximately 111,700 matrix-level claim forms. Approximately 27,200 of these forms were so deficient, incomplete or duplicative of other forms filed by the same claimant that they are, in the Company's view, unlikely to result in a significant number of matrix claims to be processed further.

The Company's understanding of the status of the approximately 84,500 forms, remaining at December 31, 2003, based on its analysis of data received from the Trust, is as follows. Approximately 11,200 of the matrix claims had been processed to completion, with those claims either paid (approximately 3,000 claims, with payments of $1,105.5 million), denied (approximately 7,600) or withdrawn. Approximately 3,000 claims had begun the 100% audit process ordered in late 2002 by the federal court overseeing the national settlement. Approximately 21,000 claims alleged conditions that, if true, would entitle the claimant to receive a matrix award; these claims had not yet entered the audit process. Another approximately 20,000 claims with similar allegations have been purportedly substantiated by physicians whose claims now are subject to the outcome of the Trust's Integrity Program, discussed below. Approximately 29,100 claim forms did not contain sufficient information even to assert a matrix claim, although some of those claim forms could be made complete by the submission of additional information and therefore could become eligible to proceed to audit in the future. The remaining approximately 200 claims were in the data entry process and could not be assessed.

In addition to the approximately 111,700 matrix claims filed as of December 31, 2003, additional matrix claims may be filed through 2015 by class members who develop a matrix condition in the future if they have registered with the Trust by May 3, 2003 and have demonstrated FDA+ regurgitation (i.e., mild or greater aortic regurgitation, or moderate or greater mitral regurgitation) or mild mitral regurgitation on an echocardiogram conducted after diet drug use and obtained either outside of the Trust by January 3, 2003 or within the Trust's screening program.

The Company's understanding, based on data received from the Trust, is that as of December 31, 2003, audits had been completed on 1,963 of the approximately 3,000 claims that had begun the 100% audit process. Of these, 697 were found to be payable at the amount claimed, and 38 were found to be payable at a lower amount than had been claimed. The remaining claims were found ineligible for a matrix payment, although the claimants may appeal that determination to the federal court overseeing the settlement. Because it remains unclear whether the claims audited to date are a representative sample of the claims that might proceed to audit, the Company cannot predict the ultimate outcome of the audit process.

Both the volume and types of claims seeking matrix benefits received by the Trust to date differ materially from the epidemiological projections on which the court's approval of the settlement agreement was predicated. Based upon data received from the Trust, approximately 94% of the 21,000 matrix claimants who allege conditions that, if true, would entitle them to an award (and approximately 99% of the approximately 20,000 claims certified by physicians currently subject to the Trust's Integrity Program) seek an award under Level II of the five-level settlement matrix. (Level II covers claims for moderate or severe mitral or aortic valve regurgitation with complicating factors; depending upon the claimant's age at the time of diagnosis, and assuming no factors are present that would place the claim on one of the settlement's reduced payment matrices, awards under Level II ranged from $192,111 to $643,500 on the settlement agreement's payment matrix.)

An ongoing investigation which the Company understands is being conducted by counsel for the Trust and discovery conducted to date by the Company in connection with certain Intermediate and Back-End opt out cases (brought by some of the same lawyers who have filed these Level II claims and supported by some of the same cardiologists who have certified the Level II claims) cast substantial doubt on the merits of many of these matrix claims and their eligibility for a matrix payment from the Trust. Therefore, in addition to the 100% audit process, the Trust has embarked upon an Integrity Program, which is designed to protect the Trust from paying illegitimate or fraudulent claims.

Pursuant to the Integrity Program, the Trust has required additional information concerning matrix claims purportedly substantiated by 17 identified physicians in order to determine whether to permit those claims to proceed to audit. Based upon data obtained from the Trust, the Company believes that approximately 20,000 matrix claims were purportedly substantiated by the 17 physicians covered by the Integrity Program as of December 31, 2003. It is the Company's understanding that additional claims substantiated by additional physicians might be subjected to the same requirements of the Integrity Program in the future. As an initial step in the integrity review process, each of the identified physicians has been asked to complete a comprehensive questionnaire regarding each claim and the method by which the physician reached the conclusion that it was valid. The ultimate disposition of any or all claims that are subject to the Integrity Program is at this time uncertain. Counsel for certain claimants affected by the program have challenged the Trust's authority to implement the Integrity Program and to require completion of the questionnaire before determining whether to permit those claims to proceed to audit. While that motion was denied by the court, additional challenges to the Integrity Program are possible.

The Trust also has adopted a program to prioritize the handling of those matrix claims that it believes are least likely to be illegitimate. Under the plan, claims under Levels III, IV and V will be processed and audited on an expedited basis. (Level III covers claims for heart valve disease requiring surgery to repair or replace the valve or conditions of equal severity. Levels IV and V cover complications from, or more serious conditions than, heart valve surgery.) The policy will also prioritize the auditing of, *inter alia*, Level I claims, all claims filed by a claimant without counsel (i.e., on a pro se basis) and Level II claims substantiated by physicians who have attested to fewer than 20 matrix claims.

The Trust has indicated that one of the goals of the Integrity Program is to recoup funds from those entities that caused the Trust to pay illegitimate claims, and the Trust has filed several lawsuits to that end. The Trust has filed a suit alleging violations of the Racketeer Influenced and Corrupt Organizations (RICO) Act against a Kansas City cardiologist who attested under oath to the validity of over 2,500 matrix claims. The suit alleges that the cardiologist intentionally engaged in a pattern of racketeering activity to defraud the Trust. The Trust also has filed a lawsuit against a New York cardiologist who attested under oath to the validity of 83 matrix claims, alleging that the cardiologist engaged in, among other things, misrepresentation, fraud, conspiracy to commit fraud and gross negligence.

Finally, the Trust has filed a number of motions directed at the conduct of the companies that performed the echocardiograms on which many matrix claims are based. In a pair of motions related to the activities of a company known as EchoMotion, the Trust has asked the court to stay payment of claims already audited and found payable in whole or in part if the echocardiogram was performed by EchoMotion and to disqualify all echocardiograms by EchoMotion that have been used to support matrix claims that have not yet been audited. In addition, the Trust has filed a motion seeking discovery of 14 specific companies whose echocardiograms support a large number of claims to determine whether their practices violate the settlement. The Trust also has sent letters to matrix claimants' lawyers requesting information about additional unidentified companies and has asked the Court's permission to subpoena the claimants' lawyers for this information if necessary. The Company does not currently have information about the number of matrix claims potentially affected by these motions.

The Company continues to monitor the progress of the Trust's audit process and its Integrity Program and has brought and will continue to bring to the attention of the Trust and the court overseeing the settlement any additional irregularities that it uncovers in the matrix claim process. Even if substantial progress is made by the Trust, through its Integrity Program or other means, in reducing the number of illegitimate matrix claims, a significant number of the claims which proceed to audit might be interpreted as satisfying the matrix eligibility criteria, notwithstanding the possibility that the claimants may not, in fact, have serious heart valve disease. If so, matrix claims found eligible for payment after audit may cause total payments to exceed the $3,750.0 million cap of the settlement fund.

Should the settlement fund be exhausted, most of the matrix claimants who filed their matrix claim on or before May 3, 2003 and who pass the audit process at a time when there are insufficient funds to pay their claim may pursue an additional opt out right created by the Sixth Amendment to the settlement agreement unless the Company first elects, in its sole discretion, to pay the matrix benefit after audit. Sixth Amendment opt out claimants may then sue the Company in the tort system, subject to the settlement's limitations on such claims. In addition to the limitations on all Intermediate and Back-End opt outs (such as the prohibition on seeking punitive damages and the requirement that the claimant sue only on the valve condition that gave rise to the claim), a Sixth Amendment opt out may not sue any defendant other than the Company and may not join his or her claim with the claim of any other opt out. The Company cannot predict the ultimate number of individuals who might be in a position to elect a Sixth Amendment opt out or who may, in fact, elect to do so, but that number could be substantial.

If the settlement fund were to be exhausted, some individuals who registered to participate in the settlement by May 3, 2003, who had demonstrated either FDA+ level regurgitation or mild mitral regurgitation on an echocardiogram completed after diet drug use and conducted either outside of the settlement prior to January 3, 2003 or within the settlement's screening program, and who subsequently develop (at any time before the end of 2015) a valvular condition that would qualify for a matrix payment might elect to pursue a Back-End opt out. Such individuals may pursue a Back-End opt out within 120 days of the date on which they first discover or should have discovered their matrix condition. The Company cannot predict the ultimate number of individuals who may be in a position to elect a Back-End opt out or who may, in fact, elect to do so, but that number also could be substantial.

The Company's current understanding is that approximately 76,000 Intermediate opt out forms were submitted by May 3, 2003, the applicable deadline for most class members (other than qualified class members receiving echocardiograms through the Trust after January 3, 2003, who may exercise Intermediate opt out rights within 120 days after the date of their echocardiogram). The number of Back-End opt out forms received as of December 31, 2003 is estimated to be approximately 20,000, although certain additional class members may elect to exercise Back-End opt out rights in the future (under the same procedure as described above) even if the settlement fund is not exhausted. After eliminating forms that are duplicative of other filings, forms that are filed on behalf of individuals who already have either received payments from the Trust or settlements from the Company, and forms that are otherwise invalid on their face, it appears that approximately 78,000 individuals had filed Intermediate or Back-End opt out forms as of December 31, 2003.

Purported Intermediate or Back-End opt outs (as well as Sixth Amendment opt outs) who meet the settlement's medical eligibility requirements may pursue lawsuits against the Company but must prove all elements of their claims – including liability, causation and damages – without relying on verdicts, judgments or factual findings made in other lawsuits. They also may not seek or recover punitive, exemplary or multiple damages and may sue only for the valvular condition giving rise to their opt out right. To effectuate these provisions of the settlement, the federal court overseeing the settlement has issued orders limiting the evidence that may be used by plaintiffs in such cases. Those orders, however, are being challenged on appeal. The appeal has been fully briefed and was heard by a panel of the U.S. Court of Appeals for the Third Circuit in December 2003. The panel has asked for supplemental briefing, which also has been filed. The Company cannot predict the timing or outcome of the appeal.

In addition to the specific matters discussed herein, the federal court overseeing the national settlement has issued a number of rulings concerning the processing of matrix claims and the rights of, and limitations placed on, class members by the terms of the settlement. Several of those rulings are being challenged on appeal. Certain class members also have filed a number of motions, as well as a lawsuit, attacking both the binding effect of the settlement and the administration of the Trust. The Company cannot predict the outcome of any of these motions or of the lawsuit.

As of December 31, 2003, approximately 27,000 individuals who had filed Intermediate or Back-End opt out forms had filed lawsuits. The claims of most of these 27,000 plaintiffs now are pending in federal courts and have been or will be transferred for pretrial proceedings to the federal court overseeing the national settlement. The Company expects to challenge vigorously all Intermediate and Back-End opt out claims of questionable validity or medical eligibility, and the number of such claims that meet the settlement's opt out criteria will not be known for some time. As a result, the Company cannot predict the ultimate number of purported Intermediate or Back-End opt outs that will satisfy the settlement's opt out requirements, but that number could be substantial. As to those opt outs who are found eligible to pursue a lawsuit, the Company also intends vigorously to defend these cases on their merits.

The Company has resolved the claims of all but a small percentage of the "initial" opt outs (i.e., those individuals who exercised their right to opt out of the settlement class) and continues to work toward resolving the rest. It also continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs. The Company intends vigorously to defend those initial opt out and PPH cases that cannot be resolved prior to trial.

On February 7, 2003, a jury in Santa Fe, New Mexico, hearing the *Redux* lawsuit of *Garcia v. Wyeth-Ayerst Laboratories Division of American Home Products Corporation, et al.*, No. D-0101-CV-2000-1387, 1st Jud. Dist. Ct., Santa Fe Cty., New Mexico, an initial opt out case, rendered a verdict in favor of the Company.

On November 6, 2003, a jury in the District Court of Texas, 60th Judicial District, Jefferson County, returned a verdict in favor of the plaintiff in the case of *Hayes v. American Home Products, et al.*, No. B-165,374, the first Intermediate opt out case to go to trial. The jury in the *Hayes* case awarded the plaintiff $1.36 million in compensatory damages for injuries allegedly sustained by the plaintiff due to her use of *Redux* and *Pondimin*. The court subsequently entered judgment in the amount of $588,480, based upon a filing by the plaintiff conceding there was insufficient evidence to support the jury's award of future medical expenses. The Company has filed post-trial motions for judgment notwithstanding the verdict or for a new trial and intends to pursue an appeal, if necessary.

On November 26, 2003, a jury in Georgia Superior Court, Fulton County, Atlanta Judicial Circuit, returned a verdict in favor of the Company in the case of *Eichmiller et al. v. American*

Home Products, et al., Civ. A. No. 2002-CV-52077, the first Back-End opt out case to go to trial.

As noted above, in 2003, the Company increased its reserves in connection with the *Redux* and *Pondimin* diet drug matters by $2,000.0 million, bringing the total of the charges taken to date to $16,600.0 million. The $3,516.5 million reserve at December 31, 2003 represents management's best estimate of the minimum aggregate amount anticipated to cover payments in connection with the Trust, up to its cap, initial opt outs, PPH claims, Intermediate, Back-End or Sixth Amendment opt outs (collectively, the "downstream" opt outs), and the Company's legal fees related to the diet drug litigation. Due to its inability to estimate the ultimate number of valid downstream opt outs, and the merits and value of their claims, as well as the inherent uncertainty surrounding any litigation, the Company is unable to estimate the amount of any additional financial exposure represented by the downstream opt out litigation. However, the amount of financial exposure beyond that which has been recorded could be significant.

The Company intends to defend itself vigorously and believes it can marshal significant resources and legal defenses to limit its ultimate liability in the diet drug litigation. However, in light of the circumstances discussed above, including the unknown number of valid matrix claims and the unknown number and merits of valid downstream opt outs, it is not possible to predict the ultimate liability of the Company in connection with its diet drug legal proceedings. It is therefore not possible to predict whether, and if so when, such proceedings will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2003 are as follows:

(In thousands)	
2004	$ 69,774
2005	64,794
2006	55,835
2007	47,540
2008	44,289
Thereafter	68,000
Total rental commitments	$350,232

Rental expense for all operating leases was $133.6 million, $156.0 million and $133.7 million in 2003, 2002 and 2001, respectively.

15. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company's Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. Beginning in the 2003 fourth quarter, the Company changed its reporting structure to include the Animal Health business as a separate reportable segment. The Animal Health business was previously reported within the Pharmaceuticals segment. Prior period information presented herein has been restated to be on a comparable basis. The reportable segments are managed separately because they manufacture distribute and sell distinct products and provide services that require various technologies and marketing strategies.

The Pharmaceuticals segment manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products.

The Consumer Healthcare segment manufactures, distributes and sells over-the-counter health care products that include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and other relief items.

The Animal Health segment manufactures, distributes and sells animal biological and pharmaceutical products that include vaccines, pharmaceuticals, parasite control and growth implants

Corporate is responsible for the treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company which are no allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income before taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains on the sales of investments and other corporate assets, gains relating to Immunex/Amgen common stock transactions, certain litigation provisions, including the *Redux* and *Pondimin* litigation charges, special charges and other miscellaneous items.

Company Data by Reportable Segment

(In millions) Year Ended December 31,	2003	2002	2001
Net Revenue from Customers			
Pharmaceuticals	$12,622.7	$11,733.3	$10,940.3
Consumer Healthcare	2,434.5	2,197.4	2,267.2
Animal Health	793.4	653.3	776.2
Consolidated Total	$15,850.6	$14,584.0	$13,983.7
Income before Taxes[1]			
Pharmaceuticals	$ 3,798.5	$ 3,441.4	$ 3,340.2
Consumer Healthcare	592.4	608.0	592.1
Animal Health	127.4	64.1	163.3
Corporate[2]	(2,156.7)	1,983.7	(1,226.9)
Consolidated Total	$ 2,361.6	$ 6,097.2	$ 2,868.7
Depreciation and Amortization Expense[1]			
Pharmaceuticals	$ 458.0	$ 409.6	$ 486.5
Consumer Healthcare	34.9	32.1	53.1
Animal Health	25.9	25.2	52.6
Corporate	19.1	17.8	15.5
Consolidated Total	$ 537.9	$ 484.7	$ 607.7
Expenditures for Long-Lived Assets[4][5]			
Pharmaceuticals	$ 1,742.1	$ 1,758.2	$ 1,796.2
Consumer Healthcare	53.8	40.1	67.8
Animal Health	28.4	31.2	31.5
Corporate	126.3	126.3	137.1
Consolidated Total	$ 1,950.6	$ 1,955.8	$ 2,032.6
Total Assets at December 31,			
Pharmaceuticals[3]	$14,513.7	$12,608.7	$12,348.0
Consumer Healthcare	1,742.8	1,709.8	1,736.3
Animal Health	1,328.4	1,293.1	1,472.3
Corporate	13,447.0	10,431.0	7,411.3
Consolidated Total	$31,031.9	$26,042.6	$22,967.9

Company Data by Geographic Segment

(In millions) Year Ended December 31,	2003	2002	2001
Net Revenue from Customers[4]			
United States	$ 9,581.0	$ 9,233.8	$ 8,903.2
United Kingdom	863.0	750.6	680.2
Other International	5,406.6	4,599.6	4,400.3
Consolidated Total	$15,850.6	$14,584.0	$13,983.7
Long-Lived Assets at December 31,[4][5]			
United States	$ 7,256.1	$ 7,468.9	$ 7,087.3
Ireland	2,472.0	1,341.0	652.7
Other International	2,996.6	2,939.0	2,727.4
Consolidated Total	$12,724.7	$11,748.9	$10,467.4

(1) Income before taxes included goodwill amortization for 2001 as follows: Pharmaceuticals – $105.5, Consumer Healthcare – $23.7 and Animal Health – $31.3. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002.

(2) 2003, 2002 and 2001 Corporate included litigation charges of $2,000.0, $1,400.0 and $950.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drug products Redux *or* Pondimin *(see Note 14). The charges related to the Pharmaceuticals reportable segment.*

2003 Corporate also included:

- *A gain of $860.6 relating to the sales of the Company's remaining Amgen common stock holdings (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3). The charge related to the reportable segments as follows: Pharmaceuticals – $487.9 and Corporate – $152.0.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A gain of $1,454.6 on the sales of a portion of the Company's Amgen common stock holdings. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $340.8 for restructuring and related asset impairments (see Note 3). The charge related to the reportable segments as follows: Pharmaceuticals – $291.5, Consumer Healthcare – $17.1, Animal Health – $16.1 and Corporate – $16.1.*

(3) 2001 included an equity method investment in Immunex of $845.4. The Company did not retain an equity method investment in Immunex subsequent to July 15, 2002 (see Note 2).

(4) Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.

(5) Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.

16. Subsequent Event

New Credit Facility

In February 2004, the Company replaced its $1,350.0 million, 364-day credit facility entered into in March 2003 with a $1,747.5 million, five-year facility. The new facility contains substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the replaced facility (see Note 6).

Report of Independent Auditors

To the Board of Directors and Stockholders of Wyeth:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financia statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 5 to the financial statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP
Florham Park, NJ
January 22, 2004
except for Note 16
which is as of February 11, 2004

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. All financial information in this Annual Report is consistent with the consolidated financial statements.

The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, and that accounting records may be relied upon for the preparation of consolidated financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function, which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

The Company's consolidated financial statements have been audited by independent auditors who have expressed their opinion with respect to the fairness of these statements. In addition, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements.

Our Audit Committee is composed of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published in the proxy statement and on our Internet website (www.wyeth.com), outlines the members' roles and responsibilities and is consistent with the newly enacted corporate reform laws, regulations and New York Stock Exchange guidelines. It is the Audit Committee's responsibility to appoint independent auditors subject to shareholder ratification, approve audit, audit-related, tax and other services performed by the independent auditors, and review the reports submitted by them. The Audit Committee meets several times during the year with management, the internal auditors and the independent auditors to discuss audit activities, internal controls and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent auditors have full and free access to the Committee.

We are dedicated to ensuring that we maintain the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal practices and policies. Finally, we have the highest confidence in our financial reporting, our underlying system of internal controls and our people, who are expected to operate at the highest level of ethical standards pursuant to our code of conduct.

Robert Essner
Chairman, President and
Chief Executive Officer

Kenneth J. Martin
Executive Vice President and
Chief Financial Officer

Quarterly Financial Data (Unaudited)

(In thousands except per share amounts)	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Fourth Quart 20
Net revenue	$3,689,057	$3,746,556	$4,081,609	$4,333,4
Gross profit	2,760,753	2,726,661	2,955,253	3,030,8
Net income (loss)[1]	1,277,882	864,405	(426,358)	335,2
Diluted earnings (loss) per share[1]	0.96	0.65	(0.32)	0.

(In thousands except per share amounts)	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quart 20
Net revenue	$3,643,521	$3,502,848	$3,623,672	$3,813,9
Gross profit	2,841,342	2,615,633	2,565,550	2,643,1
Net income[2]	871,920	599,859	1,401,399	1,574,0
Diluted earnings per share[2]	0.65	0.45	1.05	1.

(1) *First Quarter 2003 included a gain of $558,694 after-tax or $0.42 per share on the sales of the remaining 31,235,958 shares of Amgen common stock.*

Third Quarter 2003 included a charge of $1,300,000 after-tax or $0.98 per share to increase the reserve relating to the litigation brought against the Company regarding the us of the diet drugs Redux *or* Pondimin.

Fourth Quarter 2003 included a special charge of $466,441 after-tax or $0.35 per share for manufacturing restructurings, asset impairments and the cost of debt extinguishme

(2) *Third Quarter 2002 included a gain of $1,684,723 after-tax or $1.26 per share relating to the acquisition of Immunex by Amgen and a charge of $910,000 after-tax or $0.68 p share to increase the reserve relating to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin.

Fourth Quarter 2002 included a gain of $943,401 after-tax or $0.71 per share on the sales of 67,050,400 shares of Amgen common stock and a special charge of $233,500 after-tax or $0.18 per share for restructuring and related asset impairments.

Market Prices of Common Stock and Dividends

	2003 Range of Prices*			2002 Range of Prices*		
	High	Low	Dividends Paid per Share	High	Low	Dividends Pa per Sha
First quarter	$40.00	$32.75	$0.23	$66.51	$60.48	$0.
Second quarter	49.95	34.46	0.23	66.49	49.00	0.
Third quarter	49.29	41.32	0.23	52.24	28.25	0.
Fourth quarter	48.32	36.81	0.23	39.39	31.25	0.

* *Prices are those of the New York Stock Exchange – Composite Transactions.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following commentary should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements on pages 28 to 55.

Overview

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies. We are a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biopharmaceuticals, non-prescription medicines and animal health care.

We have four reportable segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare), Fort Dodge Animal Health (Animal Health) and Corporate, which are managed separately because they manufacture, distribute and sell distinct products and provide services which require various technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

Our Pharmaceuticals segment, which provided 80% of our consolidated net revenue for both 2003 and 2002, manufactures, distributes and sells branded human ethical pharmaceuticals, biologicals and nutritionals. Principal products include neuroscience therapies, cardiovascular products, nutritionals, gastroenterology drugs, anti-infectives, vaccines, oncology therapies, musculoskeletal therapies, hemophilia treatments, immunological products and women's health care products. These products are promoted and sold worldwide primarily to wholesalers, pharmacies, hospitals, physicians, retailers and other human health care institutions.

The Consumer Healthcare segment, which provided 15% of our consolidated net revenue for both 2003 and 2002, manufactures, distributes and sells over-the-counter health care products which include analgesics, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal, asthma and other relief items. These products generally are sold to wholesalers and retailers and are promoted primarily to consumers worldwide through advertising.

Our Animal Health segment, which provided 5% of our consolidated net revenue for both 2003 and 2002, manufactures, distributes, and sells animal biological and pharmaceutical products, including vaccines, pharmaceuticals, parasite control and growth implants. These products are sold to wholesalers, retailers, veterinarians and other animal health care institutions.

The Corporate segment is responsible for the treasury, tax and legal operations of the Company's businesses. It maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

All of Wyeth's divisions exhibited strong revenue growth in 2003 compared with 2002. Pharmaceuticals had revenue growth of 8% to $12,622.7 million, Consumer Healthcare rose 11% to $2,434.5 million and Animal Health had revenue growth of 21% to $793.4 million.

Pharmaceuticals sales growth was spurred by the strong performance of several key products:

- *Effexor* (neuroscience therapies) – up 31% compared with 2002 to $2,711.7 million
- *Protonix* (gastroenterology drugs) – up 39% to $1,493.3 million
- *Prevnar* (vaccines) – up 46% to $945.6 million

Other areas of growth for the Pharmaceuticals segment included the *Zosyn/Tazocin* family of products, *Rapamune* and alliance revenue from sales of *Enbrel*, *Altace* and the CYPHER Stent.

The gains from these products more than offset the loss of revenue from the decline in sales of the *Premarin* family products, the 2002 sale of the Company's generic human injectables product line and decreases in sales of *Cordarone* I.V., which lost its market exclusivity in October 2002.

Both Consumer Healthcare and Animal Health posted strong results in 2003 after disappointing results in 2002. The increase in Consumer Healthcare sales resulted primarily from the introduction of *Alavert* late in 2002 and stronger international performance as a result of product globalization strategies and the favorable impact of foreign exchange. Strong sales of its *West Nile-Innovator* vaccine helped boost Animal Health's growth.

During 2003, the Company worked to strengthen its capital structure by reducing its reliance on short-term debt and controlling costs. The capital structure improvements were advanced by the sales of Amgen Inc. (Amgen) stock, the issuance of approximately $1,020.0 million of convertible debentures and $4,800.0 million of long-term debt, the proceeds of which were used to pay down commercial paper, reducing the Company's reliance on short-term debt, increasing liquidity and taking advantage of lower interest rates. While we have been reducing our short-term debt and focusing on cost controls, the Company has continued to make substantial investments in research and development (R&D) and in capital investments to expand manufacturing capacity for key Company products.

Despite the successes of 2003, in order to continue to succeed, the Company must overcome some significant challenges over the next few years. One of the biggest challenges is to defend the Company in the ongoing diet drug litigation (see Note 14 to the consolidated financial statements). In this regard, we continue to support the appropriate handling of valid claims under the national class action settlement. At the same time, we are committed to vigorously defending the Company and aggressively eliminating fraud and abuse in the settlement.

In order for us to sustain the growth of our core group of products, we must continue to meet the global demand of our customers. Two of our important core products are *Prevnar* and *Enbrel*, both biopharmaceutical products that are extremely complicated and difficult to manufacture. While our Company made significant improvements in the production capabilities of *Prevnar* in 2003, we continue to seek to improve manufacturing processes and overcome production issues. The Company will continue to experience temporary supply limitations of *Prevnar* throughout the first half of 2004 due to strong demand and supply constraints. In 2003, we supplied more than 18 million doses of *Prevnar*, an increase of 33% over the previous year. Overall, despite our challenges, supply in 2004 again is expected to exceed last year's supply.

The production capability of *Enbrel* nearly doubled in 2003 with the December 2002 U.S. Food and Drug Administration (FDA) approval of the Amgen manufacturing facility in Rhode Island. The construction of the Company's Grange Castle facility in Ireland, which remains on schedule to begin production in 2005, is critical to further expand the production of *Enbrel* and enable this important product to reach even more patients throughout the world.

In July 2002, the National Institutes of Health announced that it was discontinuing a portion of its Women's Health Initiative (WHI) study assessing the value of combination estrogen plus progestin therapy, and in early March 2004, the portion of the study addressing estrogen-only therapy also was discontinued. Refer to "Certain Factors That May Affect Future Results" herein for additional discussion. The Company remains committed to women's health care and stands behind the *Premarin* family products as the standard of therapy to help women address serious menopausal symptoms. We have continued our efforts to inform physicians and patients of the appropriate role of hormone therapy (HT) for the short-term treatment of menopausal symptoms and have introduced new, low-dose versions of *Premarin* and *Prempro* in 2003. Despite these efforts, sales of the *Premarin* family products have declined from approximately $2,073.5 million in 2001 to $1,275.3 million in 2003. While the launch of low-dose *Premarin* and *Prempro* has helped to moderate the decrease, sales are expected to decline again in 2004.

Another challenge facing the Company is a near-term shortage of significant new product introductions. To meet this challenge we are focusing on maximizing the strong growth potential and patent protection of our core group of innovative products that we have introduced in recent years as well as actively pursuing in-licensing opportunities.

Generally, the Company faces the same difficult challenges that all research-based pharmaceutical companies are confronting, including political pressures in countries around the world to reduce prescription drug prices; increasingly stringent regulatory requirements that are raising the cost of drug development and manufacturing; and uncertainties about the outcome of key political issues in the United States regarding drug importation.

The Company's principal strategy for success, notwithstanding these challenges, is based on R&D innovations. The Company intends to leverage its unique breadth of knowledge and resources across three development platforms to produce first-in-class and best-in-class therapies for significant unmet medical needs around the world.

Results of Operations

Net Revenue

Worldwide net revenue increased 9% to $15,850.6 million for 2003. U.S. and international consolidated net revenue increased 4% and 17%, respectively, for 2003. Worldwide net revenue increased 4% to $14,584.0 million for 2002. U.S. and international consolidated net revenue increased 4% and 5%, respectively, for 2002.

The following table sets forth 2003, 2002 and 2001 worldwide net revenue by reportable segment together with the percentage change in worldwide net revenue from prior years:

(Dollar amounts in millions)

Net Revenue	Year Ended December 31, 2003	2002	2001	% Increase (Decrease) 2003 vs. 2002	2002 vs. 2001
Pharmaceuticals	$12,622.7	$11,733.3	$10,940.3	8%	7%
Consumer Healthcare	2,434.5	2,197.4	2,267.2	11%	(3)%
Animal Health	793.4	653.3	776.2	21%	(16)%
Consolidated Net Revenue	$15,850.6	$14,584.0	$13,983.7	9%	4%

2003 vs. 2002

Worldwide Pharmaceuticals net revenue increased 8% for 2003. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 4% for 2003. U.S. Pharmaceuticals net revenue increased 2% for 2003 due primarily to higher sales of *Effexor*, *Protonix*, *Prevnar* and *Zosyn* and increased alliance revenue offset, in part, by lower sales of the *Premarin* family products and *Cordarone* I.V. (market exclusivity ended October 2002). Refer to "Certain Factors That May Affect Future Results" herein for additional discussion relating to the *Premarin* family products.

International Pharmaceuticals net revenue increased 17% for 2003 due primarily to higher sales of *Effexor*, *Prevnar*, *Enbrel* (for which the Company has exclusive marketing rights outside of North America) and *Zosyn* offset, in part, by lower sales of the *Premarin* family products.

Worldwide Consumer Healthcare net revenue increased 11% for 2003. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 8% for 2003. U.S. Consumer Healthcare net revenue increased 5% for 2003 due primarily to higher sales of *Alavert*, which was introduced in the 2002 fourth quarter, and cough/cold/allergy products partially offset by lower sales of *Centrum*.

International Consumer Healthcare net revenue increased 22% for 2003 due primarily to higher sales of *Centrum, Advil, Caltrate* and cough/cold/allergy products.

Worldwide Animal Health net revenue increased 21% for 2003. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 16% for 2003. U.S. Animal Health net revenue increased 29% for 2003 due primarily to higher sales of *ProHeart* 6 compared with 2002, which was impacted by significant *ProHeart* 6 product returns, as well as higher sales of the Company's *West Nile-Innovator* biological vaccine for horses.

International Animal Health net revenue increased 15% for 2003 due to higher sales of pharmaceutical and biological products.

2002 vs. 2001

Worldwide Pharmaceuticals net revenue increased 7% for 2002. There was no foreign exchange impact on worldwide Pharmaceuticals net revenue for 2002. U.S. Pharmaceuticals net revenue increased 7% for 2002 due primarily to higher sales of *Protonix, Effexor, Rapamune* and *ReFacto* and increased alliance revenue offset, in part, by lower sales of the *Premarin* family products, *Prevnar* and generic products (due to the discontinuance of certain oral generics).

International Pharmaceuticals net revenue increased 8% for 2002 due primarily to higher sales of *Effexor*, *Prevnar*, *Enbrel* (for which the Company has exclusive marketing rights outside of North America), *Rapamune* and *ReFacto* offset, in part, by lower sales of the *Premarin* family products.

Worldwide Consumer Healthcare net revenue decreased 3% for 2002. There was no foreign exchange impact on worldwide Consumer Healthcare net revenue for 2002. U.S. Consumer Healthcare net revenue decreased 5% for 2002 as a result of lower sales of cough/cold/allergy products, *Advil* and *Denorex*, which was divested in February 2002, partially offset by higher sales of *Centrum* and initial sales of *Alavert*, which was introduced in the 2002 fourth quarter.

International Consumer Healthcare net revenue was flat for 2002 as lower sales of cough/cold/allergy products and *Caltrate* were offset by higher sales of *Advil.*

Worldwide Animal Health net revenue decreased 16% for 2002. Excluding the negative impact of foreign exchange, worldwide Animal Health net revenue decreased 15% for 2002. U.S. Animal Health net revenue decreased 20% due primarily to lower sales and higher-than-projected returns of *ProHeart* 6 offset, in part, by higher sales of *West Nile-Innovator*, which was introduced in the 2001 third quarter.

International Animal Health net revenue decreased 12% for 2002 due primarily to lower sales of companion animal products as a result of various manufacturing issues.

The following table sets forth significant 2003, 2002 and 2001 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals

(In millions)	2003	2002	2001
Effexor	$ 2,711.7	$ 2,072.3	$ 1,542.0
Protonix	1,493.3	1,070.8	561.3
Premarin family	1,275.3	1,879.9	2,073.5
Prevnar	945.6	647.5	798.2
Nutritionals	857.6	834.7	823.5
Zosyn/Tazocin	638.7	406.1	439.8
Oral contraceptives	589.2	576.3	703.4
Zoton	363.2	309.4	284.1
Enbrel	298.9	158.8	93.9
BeneFIX	248.1	219.2	212.8
ReFacto	224.2	197.5	147.3
Synvisc	222.6	212.5	188.3
Ativan	211.5	217.2	232.7
Rapamune	169.8	129.7	70.2
Minocin	97.4	117.1	122.1
Meningitec	63.5	90.1	78.6
Ziac/Zebeta	44.1	64.1	70.0
Cordarone	15.0	283.2	269.6
Generics	—	187.4	309.8
Alliance revenue	654.4	418.8	322.4
Other	1,498.6	1,640.7	1,596.8
Total Pharmaceuticals	$12,622.7	$11,733.3	$10,940.3

Consumer Healthcare

(In millions)	2003	2002	2001
Centrum	$ 545.6	$ 516.2	$ 503.3
Advil	450.9	442.7	453.7
Other cough/cold/allergy products	390.3	352.3	420.6
Caltrate	153.4	142.4	148.3
Advil Cold & Sinus	134.7	111.6	109.1
ChapStick	113.9	111.3	110.0
Solgar	105.1	100.1	100.3
Alavert	81.6	8.5	—
Other	459.0	412.3	421.9
Total Consumer Healthcare	$2,434.5	$2,197.4	$2,267.2

Animal Health

(In millions)	2003	2002	2001
Livestock products	$329.2	$293.7	$311.1
Companion animal products(1)	226.7	158.0	321.1
Equine products(2)	147.2	117.7	59.0
Poultry products	90.3	83.9	85.0
Total Animal Health	$793.4	$653.3	$776.2

(1) Companion animal products include net revenue from ProHeart *products of $38.1, $(18.8) and $88.9 for 2003, 2002 and 2001, respectively. Negative net revenue in 2002 resulted from significant* ProHeart *returns.*

(2) Equine products include West Nile-Innovator *net revenue of $64.3, $51.5 and $8.4 for 2003, 2002 and 2001, respectively.*

The following table sets forth the percentage changes in 2003 and 2002 worldwide net revenue by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase (Decrease) Year Ended December 31, 2003				% Increase (Decrease) Year Ended December 31, 2002			
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals								
United States	(5)%	7%	—	2%	(1)%	8 %	—	7 %
International	4 %	2%	11%	17%	6 %	2 %	—	8 %
Total	(1)%	5%	4%	8%	2 %	5 %	—	7 %
Consumer Healthcare								
United States	3 %	2%	—	5%	(6)%	1 %	—	(5)%
International	9 %	3%	10%	22%	(1)%	2 %	(1)%	—
Total	6 %	2%	3%	11%	(4)%	1 %	—	(3)%
Animal Health								
United States	24 %	5%	—	29%	(22)%	2 %	—	(20)%
International	5 %	1%	9%	15%	(8)%	(2)%	(2)%	(12)%
Total	14 %	2%	5%	21%	(15)%	—	(1)%	(16)%
Total								
United States	(2)%	6%	—	4%	(2)%	6 %	—	4 %
International	4 %	2%	11%	17%	4 %	1 %	—	5 %
Total	—	5%	4%	9%	—	4 %	—	4 %

Operating Expenses

2003 vs. 2002

Cost of goods sold, as a percentage of *Net revenue*, increased to 27.6% for 2003 compared with 26.9% for 2002. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2003 was 28.8%, a 1.1% increase from 27.7% in 2002. The decline in margin was due primarily to a less profitable product mix as a result of lower sales of higher margin products (e.g., *Premarin* family and *Cordarone* I.V.) and higher sales of lower margin products (e.g., *Protonix*, *Zosyn* and *Enbrel*) offset, in part, by increased sales of higher margin *Effexor* and *Prevnar* in the Pharmaceuticals segment. Gross margin also was negatively impacted by higher royalty costs associated with the launch of *Alavert* in the Consumer Healthcare segment and inventory write-offs related to *ReFacto*, the *Premarin* family products and *FluMist* in the Pharmaceuticals segment, combined with increased costs associated with addressing various manufacturing issues. The Animal Health segment margin improved due primarily to a more profitable product mix as a result of higher domestic sales of *West Nile-Innovator* combined with the non-recurrence of significant *ProHeart* 6 product returns which occurred during 2002.

Selling, general and administrative expenses, as a percentage of *Net revenue*, increased to 34.5% for 2003 compared with 34.4% for 2002. The slightly higher ratio of selling, general and administrative expenses resulted from higher marketing expenses in the Pharmaceuticals and Consumer Healthcare segments and higher expenses associated with increased general insurance and employee benefit costs.

Research and development expenses increased 1% for 2003. The increase was partially due to higher clinical grant spending, primarily in the field of women's health care and infectious diseases, and higher cost-sharing expenditures relating to pharmaceutical collaborations offset, in part, by lower other research operating expenses (including lower chemical and material costs). Pharmaceuticals research and development expenditures accounted for 93% of total research and development expenditures in both 2003 and 2002. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales and alliance revenue, were 17% and 19% in 2003 and 2002, respectively. The increase in research and development expenses also was due to higher expenditures relating to Animal Health line extensions and combination product projects.

2002 vs. 2001

Cost of goods sold, as a percentage of *Net revenue*, increased to 26.9% for 2002 compared with 24.2% for 2001. Excluding alliance revenue, cost of goods sold, as a percentage of net sales, for 2002 was 27.7%, a 2.9% increase from 24.8% in 2001. The decline in margin was due primarily to a less profitable product mix as a result of lower sales of higher margin products (e.g., *Premarin* family and *Prevnar*) and higher sales of lower margin products (e.g., *Protonix*, *ReFacto* and *Centrum* products) in both the Pharmaceuticals and Consumer Healthcare segments, combined with increased costs associated with addressing various manufacturing issues, as well as significant product returns in the Animal Health segment related to *ProHeart* 6.

Selling, general and administrative expenses, as a percentage of *Net revenue*, decreased to 34.4% for 2002 compared with 34.9% for 2001 (excluding the effect of goodwill amortization from 2001). The slightly lower ratio of selling, general and administrative expenses resulted from significant cost-containment efforts directed specifically at marketing expenses in the Pharmaceuticals, Consumer Healthcare and Animal Health segments offset, in part, by higher selling expenses related to an expansion in the global sales force.

Research and development expenses increased 11% for 2002 due primarily to increased headcount, clinical grant spending, cost-sharing expenditures relating to pharmaceutical collaborations and other research operating expenses (including higher chemical and material costs) offset, in part, by lower payments under licensing agreements. Pharmaceuticals research and development expenditures accounted for 93% and 94% of total research and development expenditures in 2002 and 2001, respectively. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales and alliance revenue, were 19% and 18% in 2002 and 2001, respectively.

Interest Expense and Other Income

2003 vs. 2002

Interest expense, net decreased 49% for 2003 due primarily to lower weighted average debt outstanding compared with 2002 levels. Weighted average debt outstanding during 2003 and 2002 was $7,346.7 million and $10,155.2 million, respectively. The decrease in interest expense, net also was affected by higher capitalized interest resulting from spending for long-term capital projects in process. These projects include a new biopharmaceutical and vaccine manufacturing facility in Ireland, as well as the expansion of an existing manufacturing facility in Ireland.

Other income, net decreased 13% for 2003 due primarily to the non-recurrence of income received in 2002 in connection with the sale of certain assets relating to the generic human injectables product line, which resulted in a gain of $172.9 million; the non-recurrence of a 2002 settlement regarding price fixing by certain vitamin suppliers; and higher foreign exchange losses offset, in part, by higher gains on sales of other non-strategic Pharmaceuticals and Consumer Healthcare product rights.

2002 vs. 2001

Interest expense, net increased 38% for 2002 due primarily to lower interest income compared with 2001. Weighted average debt outstanding during 2002 and 2001 was $10,155.2 million and $7,283.7 million, respectively. However, the impact of higher weighted average debt outstanding was offset by lower interest rates on outstanding commercial paper and capitalized interest relating to capital projects.

Other income, net increased 40% for 2002 primarily as a result of the Company completing the sale of certain of its assets relating to the generic human injectables product line, which resulted in a gain of $172.9 million. In addition, the Company received proceeds from a settlement regarding price fixing by certain vitamin suppliers offset, in part, by lower equity income and the non-recurrence of income received in 2001 related to the divestiture of certain product rights.

2003, 2002 and 2001 Significant Items

Gains Related to Immunex/Amgen Common Stock Transactions

During the first quarter of 2003, the Company completed the sales of the remaining 31,235,958 shares of Amgen common stock held by the Company at December 31, 2002. These remaining shares netted proceeds of $1,579.9 million and resulted in a gain of $860.6 million ($558.7 million after-tax or $0.42 per share-diluted).

In the 2002 fourth quarter, the Company recorded a gain of $1,454.6 million ($943.4 million after-tax or $0.71 per share-diluted) from the sales of 67,050,400 shares of Amgen common stock, received in connection with Amgen's acquisition of Immunex Corporation (Immunex), which generated net proceeds of $3,250.8 million.

In the 2002 third quarter, the Company recorded a gain of $2,627.6 million ($1,684.7 million after-tax or $1.26 per share-diluted) related to the initial acquisition of Immunex by Amgen. The gain represented the excess of $1,005.2 million in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1 million, over the Company's book basis of its investment in Immunex and certain transaction costs. The gain on the shares exchanged was based on the quoted market price of Amgen common stock on July 15, 2002 (the closing date) reduced by an overall discount rate based on valuations provided by independent valuation consultants (see Note 2 to the consolidated financial statements).

Diet Drug Litigation Charges

The Company recorded a charge of $2,000.0 million ($1,300.0 million after-tax or $0.97 per share-diluted) in 2003, a charge of $1,400.0 million ($910.0 million after-tax or $0.68 per share-diluted) in 2002 and a charge of $950.0 million ($615.0 million after-tax or $0.46 per share-diluted) in 2001 to increase the reserve relating to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* diet drug litigation, bringing the total of the charges taken to date to $16,600.0 million. The $3,516.5 million reserve at December 31, 2003 represents management's best estimate of the minimum aggregate amount anticipated to cover payments in connection with the settlement trust (the Trust), up to its cap, initial opt outs, primary pulmonary hypertension (PPH) claims, Intermediate, Back-End or Sixth Amendment opt outs (collectively, the "downstream" opt outs), and the Company's legal fees related to the diet drug litigation. Due to its inability to estimate the ultimate number of valid downstream opt outs, and the merits and value of their claims, as well as the inherent uncertainty surrounding any litigation, the Company is unable to estimate the amount of any additional financial exposure represented by the downstream opt out litigation. However, the amount of financial exposure beyond that which has been recorded could be significant (see Note 14 to the consolidated financial statements and the "Liquidity, Financial Condition and Capital Resources" section herein for further discussion relating to the Company's additional financing requirements for future diet drug litigation exposure).

Special Charges

2003 Restructuring and Related Asset Impairments

In December 2003, the Company recorded a special charge for manufacturing restructurings and related asset impairments of $487.9 million ($367.6 million after-tax or $0.28 per share-diluted). The restructuring and related asset impairments impacted only the Pharmaceuticals segment and were recorded to recognize the costs of closing certain manufacturing facilities, as well as the elimination of certain positions at the Company's facilities. These restructuring initiatives were designed to achieve optimal efficiencies and reduce production costs in response to changes in demand projections for certain products.

Specifically, the Company has decided to close its pharmaceutical plant in Singapore and rationalize its network of collection sites for *Premarin*-related raw materials as a result of lower volume in the *Premarin* family products. Restructuring charges of $208.2 million were recorded to recognize the costs of closing the Singapore manufacturing facility, the elimination of certain positions at the facility and contract settlement costs related to purchase commitments with suppliers. Approximately 190 positions were identified for elimination at the Singapore facility. Substantially all of the employee terminations are expected to be completed during the 2004 first quarter. Also in December 2003, the Company recorded fixed and intangible asset impairment charges of $108.6 million related to rhBMP-2 and *FluMist* as a result of reduced demand projections and announced that manufacturing operations at its St. Louis, Missouri biopharmaceutical facility would be discontinued due to a decline in current and projected demand for *ReFacto*, the Company's treatment for hemophilia A. Total charges of $171.1 million for restructuring and asset impairments relate to the closure of the St. Louis facility (see Note 3 to the consolidated financial statements).

Debt Extinguishment Costs

In December 2003, the Company recorded a special charge of $152.0 million ($98.8 million after-tax or $0.07 per share-diluted) related to the early extinguishment of debt in connection with the repurchase of certain Senior Notes. The costs relate primarily to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs (see Note 6 to the consolidated financial statements).

2002 Restructuring and Related Asset Impairments

In the 2002 fourth quarter, the Company recorded a special charge for restructuring and related asset impairments of $340.8 million ($233.5 million after-tax or $0.18 per share-diluted). The restructuring charge and related asset impairments were recorded to recognize the costs of closing certain manufacturing facilities and two research facilities, as well as the elimination of certain positions at the Company's facilities. The closing of the manufacturing and research facilities and reduction of sales and administrative-related positions cover approximately 3,150 employees worldwide (see Note 3 to the consolidated financial statements).

Income before Taxes

The following table sets forth 2003, 2002 and 2001 worldwide income before taxes by reportable segment together with the percentage changes in worldwide income before taxes from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase (Decrease)	
Income before Taxes[1]	2003	2002	2001	2003 vs. 2002	2002 vs. 2001
Pharmaceuticals	$ 3,798.5	$3,441.4	$ 3,340.2	10 %	3 %
Consumer Healthcare	592.4	608.0	592.1	(3)%	3 %
Animal Health	127.4	64.1	163.3	99 %	(61)%
Corporate[2]	(2,156.7)	1,983.7	(1,226.9)	—	—
Total[3]	$ 2,361.6	$6,097.2	$ 2,868.7	(61)%	—

(1) *Income before taxes included goodwill amortization for 2001 as follows: Pharmaceuticals–$105.5, Consumer Healthcare–$23.7 and Animal Health–$31.3. The Company ceased amortizing goodwill in accordance with SFAS No. 142 effective January 1, 2002. Excluding goodwill amortization from the 2001 results, Pharmaceuticals, Consumer Healthcare and Animal Health income before taxes decreased less than 1%, 1% and 67%, respectively, for 2002.*

(2) *2003, 2002 and 2001 Corporate included litigation charges of $2,000.0, $1,400.0 and $950.0, respectively, relating to the litigation brought against the Company regarding the use of the diet drugs* Redux *or* Pondimin *(see Note 14 to the consolidated financial statements). The charges related to the Pharmaceuticals reportable segment.*

2003 Corporate also included:

- *A gain of $860.6 relating to the sales of the Company's remaining Amgen common stock holdings (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $639.9 for manufacturing restructurings and related asset impairments and the cost of debt extinguishment (see Note 3 to the consolidated financial statements). The charge related to the reportable segments as follows: Pharmaceuticals–$487.9 and Corporate–$152.0.*

2002 Corporate also included:

- *A gain of $2,627.6 relating to the acquisition of Immunex by Amgen. The gain represents the excess of $1,005.2 in cash plus the fair value of 98,286,358 Amgen shares received, $2,500.1, over the Company's book basis of its investment in Immunex and certain transaction costs (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A gain of $1,454.6 from the sales of 67,050,400 shares of Amgen common stock. The gain was determined by comparing the basis of the shares sold, $1,782.7, with the net proceeds received, $3,250.8, reduced by certain related expenses (see Note 2 to the consolidated financial statements). The gain related to the Pharmaceuticals reportable segment.*
- *A special charge of $340.8 for restructuring and related asset impairments (see Note 3 to the consolidated financial statements). The charge related to the reportable segments as follows: Pharmaceuticals–$291.5, Consumer Healthcare–$17.1, Animal Health–$16.1 and Corporate–$16.1.*

Excluding the 2003, 2002 and 2001 litigation charges, 2003 and 2002 gains relating to Immunex/Amgen common stock transactions and 2003 and 2002 special charges, Corporate expenses, net increased 6% and 29% for 2003 and 2002, respectively.

(3) *Excluding the 2003, 2002 and 2001 litigation charges, 2003 and 2002 gains relating to Immunex/Amgen common stock transactions and 2003 and 2002 special charges, total income before taxes increased 10% for 2003 and decreased 2% for 2002.*

The following explanations of changes in income before taxes, by reportable segment, for 2003 compared with 2002 and 2002 compared with 2001, exclude items listed in footnote (2) to the table above.

Pharmaceuticals
Worldwide Pharmaceuticals income before taxes increased 10% for 2003 due primarily to higher worldwide net revenue offset, in part, by lower gross margins earned on worldwide net revenue, slightly higher research and development expenses, higher selling, general and administrative expenses and lower other income, net. Lower gross margins were due primarily to a less profitable product mix and inventory write-offs.

Worldwide Pharmaceuticals income before taxes decreased less than 1% for 2002, excluding goodwill amortization from the 2001 results, due to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses offset, in part, by higher worldwide net revenue.

Consumer Healthcare
Worldwide Consumer Healthcare income before taxes decreased 3% for 2003 due primarily to lower gross profit margins earned on worldwide sales, lower other income, net and higher selling, general and administrative expenses as a result of increased marketing expenses associated with the launch of *Alavert*. Lower other income, net was due primarily to the non-recurrence of income received in 2002 in connection with a class action settlement gain related to price fixing by certain vitamin suppliers.

Worldwide Consumer Healthcare income before taxes decreased 1% for 2002, excluding goodwill amortization from the 2001 results, due primarily to lower U.S. sales and higher research and development expenses offset, in part, by higher other income, net (primarily attributable to the proceeds received from a settlement regarding price fixing by certain vitamin suppliers).

Animal Health
Worldwide Animal Health income before taxes increased 99% for 2003 due primarily to higher worldwide sales and higher gross margins earned on worldwide sales offset, in part, by higher selling, general and administrative expenses. Gross margins improved during 2003 due primarily to a more profitable product mix as a result of higher domestic sales of *West Nile-Innovator* combined with the non-recurrence of significant *ProHeart* 6 product returns in 2002.

Worldwide Animal Health income before taxes decreased 67% for 2002, excluding goodwill amortization from the 2001 results, due primarily to lower worldwide sales, significant *ProHeart* 6 product returns, lower gross margins and higher selling, general and administrative expenses. Lower gross margins were due primarily to unfavorable product mix and unfavorable manufacturing variances as a result of reduced sales volume worldwide.

Corporate
Corporate expenses, net increased 6% for 2003 due primarily to higher general and administrative expenses offset, in part, by lower interest expense due primarily to lower weighted average debt outstanding compared with 2002 levels. Corporate expenses, net increased 29% for 2002 due primarily to higher general and administrative expenses and interest expense, net resulting from lower interest income during 2002.

Effective Tax Rate
The effective tax rates for 2003, 2002 and 2001 were 21.3%, 21.1% and 23.3%, respectively (excluding the significant items identified above and the effect of goodwill amortization in 2001). The downward trend in the effective tax rates from 2001 compared with 2002 and 2003 was due primarily to an increased benefit from manufacturing in lower tax jurisdictions.

Net Income and Diluted Earnings per Share
As Reported
Net income and diluted earnings per share in 2003 decreased to $2,051.2 million and $1.54, respectively, compared with $4,447.2 million and $3.33 for 2002.

Before Certain Significant Items
Net income before certain significant items and diluted earnings per share before certain significant items exclude from net income and diluted earnings per share, respectively, the impact of additional charges recorded to increase the reserve relating to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* diet drug litigation, the gains related to the receipt and subsequent liquidation of Amgen shares received in connection with Amgen's acquisition of Immunex, restructuring and asset impairment charges and debt extinguishment costs.

The Company's management uses both generally accepted accounting principles (GAAP) and non-GAAP measures to manage and evaluate the Company's performance. The Company's management believes it is appropriate to disclose these non-GAAP measures to assist investors with analyzing business performance and trends. However, these measures should not be considered in isolation or as a substitute for the results of operations and diluted earnings per share prepared in accordance with GAAP. The additional diet drug charges increase the reserve balance for a continuing legal matter that first resulted in a charge in 1999 and have been excluded due to their nature and magnitude. The gains related to the Immunex/Amgen common stock transactions have been excluded due to the fact that the Company had not previously nor does it currently hold a position for investment purposes in an entity that, if acquired by another entity, would impact the Company's financial position or results of operations to the significant extent of the Immunex/Amgen common stock transactions. The special charges, which include costs related to restructurings, asset impairments and debt extinguishment have been excluded as the Company's management does not consider these charges to be indicative of continuing operating results.

A reconciliation of net income before certain significant items and diluted earnings per share before certain significant items to net income and diluted earnings per share as reported under GAAP is presented in the following table:

(Dollar amounts in millions except per share amounts)	Net Income			Diluted Earnings per Share		
Year Ended December 31,	2003	2002	2001	2003	2002	20
Net income and diluted earnings per share before certain significant items	$3,258.9	$2,962.6	$2,900.3	$2.44	$ 2.22	$ 2.
Gains related to Immunex/Amgen common stock transactions	558.7	2,628.1	—	0.42	1.97	
Redux and *Pondimin* diet drug litigation charges	(1,300.0)	(910.0)	(615.0)	(0.97)	(0.68)	(0.
Special charges:						
Restructuring charges and related asset impairments	(367.6)	(233.5)	—	(0.28)	(0.18)	
Debt extinguishment costs	(98.8)	—	—	(0.07)	—	
Net income and diluted earnings per share, as reported	$2,051.2	$4,447.2	$2,285.3	$1.54	$ 3.33	$ 1.

Net income and diluted earnings per share, before certain significant items presented above, each increased 10% in 2003 to $3,258.9 million and $2.44, respectively, compared with $2,962.6 million and $2.22 in 2002. The increases were due primarily to higher net revenue and lower interest expense offset, in part, by higher cost of goods sold, as a percentage of net revenue, higher selling, general and administrative expenses and lower other income, net.

The higher cost of goods sold, as a percentage of net revenue, was due to a less profitable product mix and inventory write-offs related to *ReFacto*, the *Premarin* family products and *FluMist*. The less profitable product mix was primarily a result of lower sales of higher margin products, including the *Premarin* family products and *Cordarone* I.V. and higher sales of lower margin products such as *Protonix*, *Zosyn* and *Enbrel*. The higher selling, general and administrative expenses were due primarily to higher marketing expenses, higher expenses associated with increased general insurance and employee benefit costs. Lower other income, net was primarily due to the non-recurrence of income received in 2002 in connection with the sale of certain assets related to the generic human injectables product line, which resulted in a gain of $172.9 million ($108.9 million after-tax or $0.08 per share-diluted) and the non-recurrence of proceeds received from a 2002 settlement regarding price fixing by certain vitamin suppliers.

On January 1, 2002, the Company adopted SFAS No. 142, which eliminated the amortization of goodwill. Excluding the after-tax goodwill amortization of $153.9 million or $0.12 per share-diluted from the 2001 results, as well as the 2002 and 2001 certain significant items listed in the table above, net income and diluted earnings per share in 2002 each decreased 3% to $2,962.6 million and $2.22, respectively, compared with $3,054.2 million and $2.30 in 2001. The decreases were due primarily to higher cost of goods sold, as a percentage of net revenue, and higher research and development expenses offset by lower selling, general and administrative expenses and higher other income, net.

For further details related to the items listed in the table above refer to the discussion of "2003, 2002 and 2001 Significant Items" herein.

Critical Accounting Policies and Estimates

The consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2003 have been taken into consideration in preparing the consolidated financial statements. The preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect its more significant estimates and assumptions used in the preparation of the Company's consolidated financial statements:

- Rebates and sales incentives, which are deducted to arrive at *Net revenue*, are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons and consumer discounts. Rebates and sales incentives accruals, included in *Accrued expenses*, are established at the later of a) the date at which the related revenue is recorded or b) the date at which the incentives are offered. The Company continually monitors the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accrual.

- The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business. These include allegations of injuries caused by drugs and other over-the-counter products, including *Pondimin, Redux, Robitussin, Dimetapp* and *Prempro*, among others. The estimated costs the Company expects to pay in these cases (excluding costs associated with the *Redux* and *Pondimin* diet drug litigation, see Note 14 to the consolidated financial statements) are accrued when the liability is considered probable and the amount can be reasonably estimated. In assessing the estimated costs, the Company considers many factors, including past litigation experience, scientific evidence and the specifics of each matter. Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

  In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available.
- The Company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon the Company's assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event the Company determines future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. As of December 31, 2003, valuation allowances have been established for certain environmental liabilities and operating accruals in certain foreign jurisdictions with little or no history of generating taxable income. In addition, the Company records deferred income taxes on foreign subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.
- On an annual basis, the Company performs an internal study of actuarial assumptions. Based on this study, the Company determines the appropriate discount rate and expected long-term rate of return on plan assets for its pension plans. In 2003, the discount rate used to determine the Company's benefit obligation was decreased by 50 basis points to 6.25%, while the expected rate of return on plan assets was maintained at 9.00%, consistent with the prior year. The net periodic benefit cost for the Company's U.S. pension plans is expected to decrease by approximately $30.0 million to $40.0 million in 2004 compared with 2003 due to positive returns on plan assets and contributions to the pension trust partially offset by the increase in net periodic benefit cost associated with the decrease in the discount rate.

  The Company also reviews the principal actuarial assumptions relating to its other postretirement benefit plans on an annual basis. In response to the recent increase in health care costs in the United States, the Company has increased the health care cost trend rate for 2003 to 11.0% from 9.5% for 2002. This growth rate, ultimately, is expected to decrease to 5% for 2008 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, the Company believes that this trend rate appropriately reflects the trend aspects of the Company's other postretirement benefit plans as of December 31, 2003. Similar to the pension plans discussed above, in 2003, the discount rate used to determine the Company's benefit obligation was decreased by 50 basis points to 6.25%. 2004 net periodic benefit cost for other postretirement benefit plans is expected to increase by approximately $5.0 million to $10.0 million compared with 2003 primarily due to the selection of the health care cost trend rate and the increase in net periodic benefit cost associated with the decrease in the discount rate offset, in part, by changes the Company has made to its other postretirement benefit plans.

The Company has not participated in, nor has created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, the Company has not entered into any derivative financial instruments for trading purposes and uses derivative financial instruments solely for managing its exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Management has discussed the development and selection of these critical accounting policies and estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure presented above.

Liquidity, Financial Condition and Capital Resources

Cash and cash equivalents increased $3,126.2 million, and total debt increased by $1,238.3 million in 2003, including the fair value change of interest rate swaps. The activity of these cash flows during 2003 related primarily to the following items:

- Proceeds of $1,579.9 million related to the sales of the Company's remaining 31,235,958 shares of Amgen common stock.
- Proceeds of $5,820.0 million related to the issuances of $1,800.0 million and $3,000.0 million of Senior Notes (Notes) during February and December 2003, respectively,

and the issuance of $1,020.0 million of Convertible Senior Debentures (Debentures) during December 2003.

- An increase in accounts payable and accrued expenses of $469.7 million (excluding the 2003 diet drug provision and the effect of foreign exchange) primarily related to timing of payments and increased employee benefit accruals.

These proceeds were partially offset by the following cash uses:

- Payments of $434.2 million related to the *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") and *Redux* litigation. As discussed in Note 14 to the consolidated financial statements, during 1999, the Company announced a nationwide class action settlement to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin*. Payments into the Trust may continue, if necessary, until 2018. Additionally, payments of $535.2 million were added to the security fund in 2003, which was established during 2002 as required by the settlement. Payments made to date and future payments related to the diet drug litigation are anticipated to be financed through existing cash resources, cash flows from operating activities and commercial paper borrowings (if available), as well as term debt financings and international earnings remitted back to the United States, if necessary.
- Capital expenditures of $1,908.7 million due primarily to new production capacity expansion worldwide, including biotechnology facilities, research and development facilities, and the improvement of compliance of U.S. technical operations and product supply processes. The Company expects capital expenditures in 2004 to be slightly lower compared with 2003 spending levels.
- Repayments of $3,787.1 million of commercial paper and $691.1 million of long-term debt related to the partial redemption of the Company's $1,000.0 million aggregate principal amount of 7.90% Notes due 2005. These repayments were made using a portion of the proceeds received in connection with the above noted 2003 debt issuances.
- Dividends totaling $1,223.2 million consisting primarily of the Company's annual common stock dividend of $0.92 per share.
- Contributions to fund the Company's defined benefit pension plans totaling $230.8 million.
- An increase in inventories of $245.5 million (excluding the effect of foreign exchange) primarily related to improved manufacturing output for products, which had supply constraints throughout 2003.

Total debt: At December 31, 2003, the Company had outstanding $9,589.3 million in total debt, which consisted of notes payable and other debt. The Company had no commercial paper outstanding as of December 31, 2003. Current debt at December 31, 2003, classified as *Loans payable*, consisted of $1,512.8 million of notes payable and other debt that are due within one year. The Company was in compliance with all debt covenants as of December 31, 2003.

As of December 31, 2003, the Company had net debt of $1,469.0 million that was calculated as total debt of $9,589.3 million reduced by liquid assets totaling $8,120.3 million, which consisted of cash and cash equivalents, marketable securities and the security fund deposits primarily included in *Other current assets including deferred taxes*.

On October 24, 2003, Fitch downgraded the Company's long-term rating to A- from A and its short-term rating to F-2 from F-1. As a result of the short-term credit rating downgrade by Fitch, the Company's commercial paper, which previously traded in the Tier 1 commercial paper market, would trade in the Tier 2 commercial paper market. Subsequently, on December 4, 2003, Fitch affirmed the Company's new ratings. In addition, on December 4, 2003, Moody's affirmed the Company's P-2 short-term rating and downgraded the Company's long-term rating to Baa1. Finally, on December 8, 2003, Standard & Poor's (S&P) affirmed the Company's A-1 short-term and A long-term ratings. As a result of Moody's long-term credit rating downgrade, the Company will incur incremental annual interest expense of $9.5 million beginning in 2004 on $3,800.0 million of Notes. The following represents the Company's credit ratings as of December 31, 2003:

	Moody's	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	Baa1	A	A
Outlook	Negative	Negative	Negative
Last rating update	December 4, 2003	December 8, 2003	December 4, 2003

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2003, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by the Company.

In March 2003, the Company's $3,000.0 million credit facility matured. Concurrent with this maturity, the Company entered into new credit facilities totaling $2,700.0 million. These facilities are composed of a $1,350.0 million, 364-day credit facility and a $1,350.0 million, three-year facility. The credit facilities contain substantially identical financial and other covenants, representations, warranties, conditions and default provisions as the matured facility. In February 2004, the Company replaced its $1,350.0 million, 364-day credit facility entered into in March 2003 with a $1,747.5 million, five-year facility.

In December 2003, the Company completed the redemption of $691.1 million of its $1,000.0 million aggregate principal amount of 7.90% Notes due 2005, resulting in $308.9 million in remaining Notes due 2005 outstanding at December 31, 2003, which were classified as *Long-term debt*. In addition, the Company exercised a make-whole call option on its $1,000.0 million aggregate principal amount of 6.25% Notes due 2006. The redemption period for the make-whole call option ended on January 12, 2004, and, as a result, as of December 31, 2003 the $1,000.0 million aggregate principal amount of the 6.25% Notes due 2006 were classified as *Loans payable*. On January 12, 2004, the $1,000.0 million Notes due 2006 were redeemed in full. In connection with the Note repurchases, the Company incurred early debt extinguishment costs of $152.0 million, which primarily relate to the excess of prepayment premiums and principal over the carrying value of the debt retired and the related write-off of debt issuance costs.

In order to fund the Note repurchases, and for other general purposes, the Company issued $3,000.0 million of Notes in December 2003 as follows:

- $1,750.0 million 5.500% Notes due February 1, 2014
- $500.0 million 6.450% Notes due February 1, 2024
- $750.0 million 6.500% Notes due February 1, 2034

Concurrent with the offering of Notes described above, on December 16, 2003, the Company completed the private placement of $1,020.0 million aggregate principal amount of Debentures due January 15, 2024 through an offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended.

Also during February 2003, the Company issued $1,800.0 million of Notes. The issuance consisted of two tranches of Notes, as follows:

- $300.0 million 4.125% Notes due March 1, 2008
- $1,500.0 million 5.25% Notes due March 15, 2013

The Company refinanced its debt to allow for greater financial flexibility by obtaining lower interest rates and moving debt maturities out generally 10 or more years. As such, the Company expects to be less reliant on the commercial paper markets in the near term.

The interest rate payable on each series of Notes described above, including the Notes issued in March 2001 (see Note 6 to the consolidated financial statements) is subject to a 0.25-percentage-point increase per level of downgrade in the Company's credit rating by Moody's or S&P. There is no adjustment to the interest rate payable on each series of Notes for the first single-level downgrade in the Company's credit rating by S&P. The Company would incur a total of approximately $19.5 million of additional annual interest expense for every 0.25-percentage-point increase in the interest rate. If Moody's or S&P subsequently were to increase the Company's credit rating, the interest rate payable on each series of Notes would be subject to a 0.25-percentage-point decrease for each level of credit rating increase. The interest rate payable for these Notes cannot be reduced below the original coupon rate of the Notes, and the interest rate in effect on March 15, 2006 for these Notes will, thereafter, become the effective interest rate until maturity.

The Company has a common stock repurchase program under which the Company is authorized, at December 31, 2003, to repurchase 4,492,460 additional shares in the future. Depending upon market conditions, among other things, the Company may make limited repurchases of its common stock to offset stock issuances in connection with exercises of stock options during 2004.

In light of the circumstances discussed in Note 14 to the consolidated financial statements, including the unknown number of valid matrix claims and the unknown number and merits of valid downstream opt outs, it is not possible to predict the ultimate liability of the Company in connection with its diet drug legal proceedings. It is therefore not possible to predict whether, and if so when, such proceedings will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows and whether cash flows from operating activities and existing and prospective financing resources will be adequate to fund the Company's operations, pay all liabilities related to the diet drug litigation, pay dividends, maintain the ongoing programs of capital expenditures, and repay both the principal and interest on its outstanding obligations without the disposition of significant strategic core assets and/or reductions in certain cash outflows.

The following chart discloses contractual obligations at December 31, 2003:

(In millions) Contractual Obligations	Total	Payments Due by Period 2004	2005 and 2006	2007 and 2008	Thereafter
Total debt obligations	$ 9,589.3	$1,512.9	$ 341.6	$313.0	$7,421.8
Purchase obligations[1]	1,359.4	791.6	390.2	157.5	20.1
Retirement-related obligations[2]	1,217.6	274.2	457.0	430.1	56.3
Capital commitments	1,108.7	736.5	372.2	—	—
Operating lease obligations	350.2	69.8	120.6	91.8	68.0
Total	$13,625.2	$3,385.0	$1,681.6	$992.4	$7,566.2

(1) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, clinical data management, research and development, co-development and media/market research contracts.

(2) This category includes pension and postretirement benefit payments through 2008. The Company believes that external factors, including, but not limited to, investment performance of pension plan assets, interest rates, increases in medical care costs and Medicare subsidies preclude reasonable estimates beyond 2008.

It also includes deferred compensation principal payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2003 and guaranteed interest to be paid to those individuals through December 2004. All other active employees as of December 31, 2003 are excluded for years subsequent to 2004 since the Company does not believe it can predict factors such as employee retirement date and elected payout period.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage the Company's exposure to non-performance on such instruments.

Foreign Currency Risk Management: The Company generates a portion of *Net revenue* from sales to customers located outside the United States, principally in Europe. International sales are generated mostly from international subsidiaries in the local countries with the sales typically denominated in the local currency of the respective country. These subsidiaries also incur most of their expenses in the local currency. Accordingly, most international subsidiaries use the local currency as their functional currency. International business, by its nature, is subject to risks, including, but not limited to: differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions, and foreign exchange rate volatility. Accordingly, future results could be adversely impacted by changes in these or other factors.

The Company has established programs to protect against adverse changes in exchange rates due to foreign currency volatility. The Company believes that the foreign currency risks to which it is exposed are not reasonably likely to have a material adverse effect on the Company's financial position, results of operations or cash flows due to the high concentration of sales in the United States. The Company currently operates in 11 of the member countries of the European Union, which have adopted the Euro as their local currency. Collectively, these countries accounted for 14% of 2003 and 11% of both 2002 and 2001 worldwide net revenue. Additionally, the British pound sterling accounted for 5% of each 2003, 2002 and 2001 worldwide net revenue.

Interest Rate Risk Management: The fair value of the Company's fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. The Company manages a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

At December 31, 2003, the notional/contract amounts, carrying values and fair values of the Company's financial instrument were as follows:

(In millions) Description	Notional/ Contract Amount	Carrying Value	Fair Valu
		Assets (Liabilities)	
Forward contracts[1]	$ 1,547.7	$ (6.1)	$ (6.
Option contracts[1]	1,704.3	(44.8)	(44.
Interest rate swaps	5,300.0	106.3	106.
Outstanding debt[2]	10,182.0	(9,589.3)	(10,084.

(1) If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net payable on the forward and option contracts would decrease or increase by approximately $190.6.

(2) If the interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $597.0

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. Specifically, the fair value of forward contracts and interest rate swaps reflects the present value of the future potential gain or loss if settlement were to take place on December 31, 2003; the fair value of option contracts reflects the present value of future cash flows if the contracts were settled on December 31, 2003; and the fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2003.

Certain Factors That May Affect Future Results

Prempro/Premarin—HT Studies

In July 2002, the HT subset of the WHI study, involving women who received a combination of conjugated estrogens and medroxyprogesterone acetate (*Prempro*), was stopped early (after the patients were followed in the study for an average of 5.2 years) because, according to the predefined stopping rule, certain increased risks exceeded the specified long-term benefits. Additional analyses of data from the HT subset of the WHI study have been released during 2003, and further analyses of WHI data are expected to be released in the future.

In early March 2004, the National Institutes of Health (NIH) announced preliminary findings from the estrogen-only arm of the WHI study and that it had decided to stop the study. NIH concluded that estrogen alone does not appear to affect (either increase or decrease) coronary heart disease and did not increase the risk of breast cancer. In addition, NIH found an association with a decrease in the risk of hip fracture and an increased risk of stroke similar to the increase seen in the HT subset of the WHI study. NIH also stated that analysis of preliminary data from the separate Women's Health Initiative Memory Study (WHIMS) showed a trend toward increased risk of probable dementia and/or mild cognitive impairment in women age 65 and older. The Company has not had the opportunity to review final study data in order to analyze these preliminary findings.

Sales of *Prempro* and other *Premarin* family products have been and will continue to be adversely affected by the WHI results. Based on the most recent available market data, average weekly prescriptions written for *Prempro* and *Premarin* decreased approximately 76% and 47%, respectively, compared with the average weekly prescriptions written during the eight-week period preceding the 2002 termination of the study subset.

Set forth below are individual product operating results for *Prempro/Premphase* and *Premarin* for the years ended December 31, 2003 and 2002:

	Prempro/Premphase		*Premarin*	
(In millions)	2003	2002	2003	2002
Net revenue	$291.6	$636.7	$983.7	$1,243.2
Gross profit*	203.2	546.3	850.8	1,132.1

* *The Company recorded a $60.0 reserve in the 2003 second quarter for anticipated returns in connection with a projected shift in prescriptions toward the approved lower dosage forms of* Prempro. *This $60.0 reserve was calculated by reviewing wholesalers' inventory levels as of June 30, 2003, after deducting projected* Prempro *sales by wholesalers using the first-in, first-out (FIFO) method and excluding "out of date" inventory (it is the Company's policy to accept returns of product with expiration dates of six months or less). The Company fully reserved for the value of this remaining inventory, which approximated $60.0.*

Competition

The Company operates in the highly competitive pharmaceutical and consumer health care industries. *Premarin*, the Company's principal conjugated estrogens product manufactured from pregnant mare's urine, and related products *Prempro* and *Premphase* (which are single tablet combinations of the conjugated estrogens in *Premarin* and the progestin medroxyprogesterone acetate) are the leaders in their categories and contribute significantly to the Company's net revenue and results of operations. *Premarin*'s natural composition is not subject to patent protection (although *Prempro* has patent protection). *Premarin, Prempro* and *Premphase* are indicated for the treatment of certain menopausal symptoms. They also are approved for the prevention of osteoporosis, a condition involving a loss of bone mass in postmenopausal women. Their use for that purpose in women without symptoms should be limited to cases where nonhormonal treatments have been seriously considered and rejected. Estrogen-containing products manufactured by other companies have been marketed for many years for the treatment of menopausal symptoms. During the past several years, other manufacturers have introduced products for the treatment and/or prevention of osteoporosis. New products containing different estrogens and/or different progestins than those found in *Prempro* and *Premphase*, utilizing various forms of delivery and having one or more of the same indications, also have been introduced. Some companies have attempted to obtain approval for generic versions of *Premarin*. These products, if approved, would be routinely substitutable for *Premarin* and related products under many state laws and third-party insurance payer plans. In May 1997, the FDA announced that it would not approve certain synthetic estrogen products as generic equivalents of *Premarin* given known compositional differences between the active ingredient of these products and *Premarin*. Although the FDA has not approved any generic equivalent to *Premarin* to date, *Premarin* will continue to be subject to competition from existing and new competing estrogen and other products for its approved indications and may be subject to generic competition from either synthetic or natural conjugated estrogens products in the future. One other company has announced that it has applied for FDA approval of a generic version of *Premarin* derived from the same natural source. Following a bench trial in November 2002, a federal court found, in an order issued on October 2, 2003, that the company which had developed the estrogens to be used in this product, Natural Biologics, Inc., had misappropriated certain of the Company's trade secrets relating to the manufacture of *Premarin*. The court has entered a permanent injunction that, *inter alia*, bars Natural Biologics, Inc. from using the misappropriated trade secrets and from engaging in the research, development, production or manufacture of estrogens from urine. *Wyeth v. Natural Biologics, Inc., et al.*, No. 98-2469 (JNE/JGL), U.S.D.C., D. Minn. Natural Biologics, Inc. has filed an appeal from the court's injunction. The Company cannot predict the timing or outcome of the appeal or of any other effort by any other company along these lines.

Product Supply

Prevnar *Supply*

Worldwide demand for *Prevnar* continues to grow. The manufacturing-related constraints that led to backorders throughout 2002 were resolved early in 2003. By April 2003, demand in the United States and other markets where *Prevnar* was available was met, and this continued through October 2003. More than 20 million doses of *Prevnar* were produced in 2003. However, a late 2003 shutdown of the filling lines at the Pearl River, New York facility was extended by six weeks beyond the original plan. As a result of this shutdown and other manufacturing issues, delays in product availability are anticipated throughout the first half of 2004 in all markets. As a result of delays in product availability, the Centers for Disease Control and Prevention and the European Agency for the Evaluation of Medicinal Products have issued interim dosing recommendations to reduce usage during the supply-constrained period. Capacity should be enhanced throughout 2004 due to internal improvements and third-party capacity. Although production issues are not yet fully resolved, we believe 2004 production will exceed the 2003 level.

Enbrel *Supply*

Market demand for *Enbrel* is strong; however, the sales growth had been constrained by limits on the existing source of supply. In December 2002, the retrofitted Rhode Island facility owned by Amgen was completed, and manufacturing production was approved by the FDA. Consequently, manufacturing capacity for *Enbrel* significantly increased in 2003. Market demand has continued to grow, and additional manufacturing supply is projected to be required. In April 2002, Immunex (prior to being acquired by Amgen) announced it entered into a manufacturing agreement with Genentech, Inc. to produce *Enbrel* beginning in 2004, subject to FDA approval. The current plan for the longer term includes an additional manufacturing facility, which is being constructed by the Company in Ireland, and expansion of the Rhode Island facility, both of which are expected to be completed during 2005.

Supply Chain

Management continually reviews the Company's supply chain structure with respect to utilization of production capacities as well as manufacturing efficiencies. Changes in product demand periodically create capacity imbalances within the manufacturing network. When such imbalances result in overcapacity, which management considers to be other than temporary, the network is restructured to gain optimal efficiency and to reduce production costs. As a result, additional restructuring charges may occur in future periods.

Litigation and Contingent Liabilities

The Company is involved in various legal proceedings, including product liability and environmental matters that arise from time to time in the ordinary course of business, the most significant of which are described in the Company's Annual Report on Form 10-K for the year ended December 31, 2002, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, as well as in the 2003 Annual Report on Form 10-K, which will be filed by March 15, 2004. These include allegations of injuries caused by drugs, vaccines and over-the-counter products, including *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen"), *Redux*, *Dimetapp*, *Robitussin*, *Prempro* and *Premarin*, among others. In addition, the Company has responsibility for environmental, safety and cleanup obligations under various local, state and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund.

The estimated costs that the Company expects to pay in these cases (excluding costs associated with the *Redux* and *Pondimin* diet drug litigation, see Note 14 to the consolidated financial statements) are accrued when the liability is considered probable and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks. It is not possible to predict whether any potential liability that might exceed amounts already accrued will have a material adverse effect on the Company's financial condition, results of operations and/or cash flows. This is discussed in greater detail in Note 14 to the consolidated financial statements.

Cautionary Statements Regarding Forward-Looking Information

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report, including management's discussion and analysis set forth herein, as well as our quarterly, current and special reports, proxy statements and other information filed with the Securities and Exchange Commission and other written or oral statements made by us or on our behalf may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements can be identified by their use of words such as "anticipates," "expects," "is confident," "plans," "could," "will," "believes," "estimates," "forecasts," "projects" and other words of similar meaning. These forward-looking statements address various matters, including:

- our anticipated results of operations, liquidity position, financial condition and capital resources;
- the benefits that we expect will result from our business activities and certain transactions we announced or completed, such as increased revenues, decreased expenses, and avoided expenses and expenditures;
- statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts;
- the accuracy of our estimates and assumptions utilized in our critical accounting policies;
- the timing and successfulness of research and development activities;
- trade buying patterns;
- the impact of competitive or generic products;
- economic conditions, including interest rate and foreign currency exchange rate fluctuation;
- changes in generally accepted accounting principles;
- any changes in political or economic conditions due to the threat of terrorist activity worldwide and related U.S. military action internationally;
- costs related to product liability, patent protection, government investigations and other legal proceedings;
- our ability to protect our intellectual property, including patents;
- the impact of legislation or regulation affecting pricing, reimbursement or access, both in the United States and internationally;
- impact of managed care or health care cost-containment;
- governmental laws and regulations affecting our U.S. and international businesses, including tax obligations;
- environmental liabilities;
- the future impact of presently known trends, including those with respect to product performance and competition;
- changes in product mix;
- anticipated amounts of future contractual obligations;
- anticipated developments related to sales of *Prempro/Premarin* family products and *Enbrel* and *Prevnar* product supply; and
- expectations regarding the impact of potential litigation relating to *Prempro*, *Premarin*, *Robitussin* and *Dimetapp*; the nationwide class action settlement relating to *Redux* and *Pondimin*; and additional litigation charges related to *Redux* and *Pondimin*, including those for opt outs from the national settlement.

All forward-looking statements address matters involving numerous assumptions, risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements which speak only as of the date on which they were made. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Additionally, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Directors and Officers

Board of Directors

Robert Essner [1]
Chairman, President and Chief Executive Officer

Clifford L. Alexander, Jr. [2,4]
President, Alexander & Associates, Inc.

Frank A. Bennack, Jr. [1,3,5]
Vice Chairman
The Hearst Corporation

Richard L. Carrión [2,3]
Chairman, President and Chief Executive Officer, Popular, Inc. and Banco Popular de Puerto Rico

John D. Feerick [2,4,5]
Professor of Law, Fordham University School of Law

Robert Langer, Sc.D.
Kenneth J. Germeshausen Professor of Chemical and Biomedical Engineering, Massachusetts Institute of Technology

John P. Mascotte [2,3,5,11]
Retired President and Chief Executive Officer, Blue Cross and Blue Shield of Kansas City, Inc.

Mary Lake Polan, M.D., Ph.D., M.P.H. [4,5]
Professor and Chairman Department of Obstetrics and Gynecology, Stanford University School of Medicine

Ivan G. Seidenberg [1,3,4]
Chairman and Chief Executive Officer, Verizon Communications Inc.

Walter V. Shipley [2,3]
Retired Chairman of the Board, The Chase Manhattan Corporation

John R. Torell III [4,5]
Partner
Core Capital Group

Director Emeritus

John W. Culligan
Retired – Former Chairman of the Board

Principal Corporate Officers

Robert Essner [6,7,8,9,10]
Chairman, President and Chief Executive Officer

Kenneth J. Martin [6,7,8,9,10]
Executive Vice President and Chief Financial Officer

Bernard J. Poussot [6,7,8,9]
Executive Vice President

Joseph M. Mahady [6,8]
Senior Vice President

Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
Senior Vice President

Lawrence V. Stein [6,7,8,9,10]
Senior Vice President and General Counsel

Douglas A. Dworkin [7]
Vice President and Deputy General Counsel

Bruce Fadem
Vice President – Corporate Information Services and Chief Information Officer

Leo C. Jardot
Vice President – Government Relations

Paul J. Jones [7,8]
Vice President and Controller

John C. Kelly
Vice President – Finance Operations

Eileen M. Lach [7]
Vice President, Corporate Secretary and Associate General Counsel

René R. Lewin [6,7,8,9,10]
Vice President – Human Resources

David A. Manspeizer [7]
Vice President – Intellectual Property and Associate General Counsel

Jack M. O'Connor [9,10]
Vice President and Treasurer

Marily H. Rhudy [6,8]
Vice President – Public Affairs

Steven A. Tasher [7]
Vice President – Environmental Affairs and Facilities Operations and Associate General Counsel

Justin R. Victoria
Vice President – Investor Relations

Mary Katherine Wold [9,10]
Vice President – Taxes

Principal Division and Subsidiary Officers

Fort Dodge Animal Health Division
E. Thomas Corcoran [6,8,9]
President

Wyeth Consumer Healthcare
Ulf Wiinberg [6,7,8,9]
President

Wyeth Consumer Healthcare U.S.
Douglas A. Rogers [8]
President

Wyeth Pharmaceuticals
Bernard J. Poussot [6,7,8,9]
President

Wyeth Pharmaceuticals – Europe/Middle East/Africa
Mark M. Larsen [8]
President

Wyeth Pharmaceuticals – International
Robert N. Power [6,8]
President

Wyeth Pharmaceuticals – North America and Global Businesses
Joseph M. Mahady [6,8]
President

Wyeth Research
Robert R. Ruffolo, Jr., Ph.D. [6,7,8,9]
President

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Management Committee
7 Law/Regulatory Review Committee
8 Operations Committee
9 Human Resources and Benefits Committee
10 Retirement Committee
11 Designated to be a "Financial Expert" as defined in applicable SEC rules

Corporate Data

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

Stock Trading Information

Wyeth stock is listed on the
New York Stock Exchange (ticker symbol: WYE).

Independent Auditors

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, April 22, 2004 at the Headquarters Plaza Hotel in Morristown, New Jersey.

Stockholder Account Information

The Bank of New York is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:
The Bank of New York
P.O. Box 11002
Church Street Station
New York, NY 10286
(800) 565-2067 (Inside the United States and Canada)
(610) 312-5238 (Outside the United States and Canada)
For the hearing impaired: (888) 269-5221 (TDD)
Via e-mail: shareowners@bankofny.com
Internet address: www.stockbny.com

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York.

Reports Available

A copy of the Company's Annual Report on Form 10-K may be obtained by any stockholder without charge through The Bank of New York. Additionally, a copy of this Annual Report and all Company filings with the Securities and Exchange Commission can be accessed on our website at www.wyeth.com.

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation, status as a Vietnam-era veteran or a special disabled veteran, or any military uniformed services obligation.

Environmental Health and Safety Policy

Copies of the Company's "Environmental Health and Safety Policy" and "2002 Environmental and Safety Report" may be obtained upon written request to:
Wyeth
Department of Environment and Safety
Five Giralda Farms
Madison, NJ 07940

Wyeth on the Internet

Wyeth's Internet address is:
www.wyeth.com

Trademarks

Product designations appearing in differentiated type are trademarks.

Design: Arnold Saks Associates
Major Photography: Mark Tuschman
Text: Fulton Communications

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation by linking pharmaceutical, biotech and vaccine technologies
- Making quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating the best people
- Continually growing and improving our business

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and an environment of mutual respect for our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940


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MAR 1 5 2004